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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

Metallic Ventures Gold Inc.
(Exact name of registrant as specified in its charter)

Ontario (State or other jurisdiction of incorporation or organization)	88 046 4011 (I.R.S. Employer Identification No.)
5450 Riggins Court, Suite 2, Reno, Nevada (Address of principal executive offices)	89502 (ZIP Code)
Registrant's telephone number, including area code: (775) 826-7567
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered Common Shares	Name of each exchange on which each class is to be registered American Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None (Title of class)
(Title of class)

        Reference in this Form 10 to the "Company", "Metallic", or the "Registrant" refers to Metallic Ventures Gold Inc. and its subsidiaries, unless otherwise expressly stated. We publish our consolidated financial statements in U.S. dollars. All references in this report to "dollars" or "$" refer to U.S. dollars and all references to "Canadian dollars" and "Cdn$" refer to Canadian dollars, unless otherwise noted. Except as otherwise indicated, all financial statements and financial data contained in this Form 10 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Please see note 16 to our audited consolidated financial statements for a description of the material differences between Canadian GAAP and U.S. GAAP. Certain terms and metric measurements have been used in the preparation of this Form 10. Please see the attached and Glossary of Terms and Metric Conversion Table for a description of these terms and measurements.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        This Form 10 includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words such as "may", "will", "expect". "anticipate", "believe", "intend", "plan", "estimate" and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

        See "Investment Considerations and Risk Factors" for a description of these factors. Other matters, including unanticipated events and conditions, also may cause our actual future results to differ materially from these forward-looking statements. We cannot assure you that our expectations will prove to be correct. In addition, all subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements mentioned above. You should not place undue reliance on these forward-looking statements. All of these forward-looking statements are based on our expectations as of the date of this Form 10. Except as required by federal securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 1 — Business

THE COMPANY

        The Company was incorporated by Articles of Incorporation on May 11, 1998 under the Ontario Business Corporations Act. On July 9, 2002, the Company amended its articles to create a class of preferred shares and to remove the private company restrictions in connection with the transferability of its shares and the offering of its shares to the public. On November 18, 2002, the Company filed Articles of Amalgamation in connection with the amalgamation of the Company and its wholly owned subsidiary, 2012412 Ontario Inc. ("Numberco"). Upon completion of the amalgamation, all assets of Numberco were transferred to Metallic Ventures (U.S.) Inc. On June 13, 2003, the Company filed Articles of Amendment changing its name from "Metallic Ventures Inc." to "Metallic Ventures Gold Inc.".

        The Company's registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2. The Company, through its subsidiaries, also maintains an office at 5450 Riggins Court, Suite 2, Reno, Nevada 89502 through which its business is principally conducted. The Company occupies approximately 3,437 square feet of leased space at 5450 Riggins Court, Suite 2, Reno, Nevada under a $3,880 per month lease which allows them to be released from their tenancy upon 90 days' notice to the landlord. The administration of the Company and its 142 full time employees is coordinated through this office.

        The Company owns its material assets through three wholly-owned subsidiaries. The particulars regarding the Company's subsidiaries are as indicated on the Company's organizational chart set out below.

BUSINESS OF THE COMPANY

        The Company is an Ontario amalgamated gold exploration company focused on major past-producing Nevada mining districts. The Company concentrates on deposits that can be exploited at low cost throughout the gold price cycle. Since its inception, the Company has been diligently pursuing high quality gold projects available at low cost with opportunity for enhancement. The Company has evaluated over 400 projects worldwide resulting in the identification and acquisition of its current portfolio.

        The Company continues to evaluate advanced mineral properties in hopes of identifying potential exploration, development and production properties that may be acquired through attractive acquisition terms. The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the Company's properties. Further exploration will be required before a final evaluation as to the legal and economic feasibility is determined.

        The Company currently owns, or has an interest in, three advanced stage exploration gold projects with near-term production potential; being the projects referred to as the "Esmeralda Project", the "Goldfield Project", and the "Converse Project", as well as six other exploration projects. Detailed descriptions of all of these projects can be found in "Item 3 — Properties". The Company identified and acquired these projects during the depressed gold cycle and as such was able to purchase these projects at what it believes were attractive prices. Since these acquisitions, the Company has sought strategic acquisitions of surrounding properties and continued to advance or expand existing mineral resources through data analysis and exploration, sampling, mapping and drilling. The below figure depicts the general locations of the Company's principal exploration properties.

        The Company acquired the Gemfield property from Newmont Capital Limited in August 2002, which property will be combined with and enhance the Goldfield Project. In addition, in November 2002 the Company acquired the remaining 75% interest in the Converse Project from Newmont Mining Corporation ("Newmont") and UUS, Inc. ("UUS") a subsidiary of Cameco Corporation ("Cameco") that the Company did not previously own.

        Exploration drilling has continued at all three advanced mineral projects while underground exploration work is underway to establish haulways and exploration drilling locations at the Esmeralda Project, while the mill is being reactivated. The Company's strategy, in part, has been to concentrate on properties that were previously being held by other operators for open pit operations. High grade underground "vein" systems (a "vein" is a thin sheet like intrusion into a fissure or crack, commonly bearing quartz) on these properties were either ignored, overlooked or had reached the end of their economic life as open pit mines. The Company intends to exploit these underground high grade vein systems.

        The Company has assembled a management team of qualified and experienced personnel to maximize the potential of each project and the goals of the Company. The Company currently employs approximately 142 full and part-time employees. The Company also engages a number of drilling contracting companies and various other independent contractors and consultants to supply work and contract services on specific projects. Additional personnel will be added as and when circumstances warrant.

        The Company is focused on future gold production and current gold exploration. Gold is used primarily in product fabrication, industrial applications and for investment purposes. There is a world-wide gold market into which the Company can sell its gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it may produce. Gold is traded on international markets with benchmark prices for gold generally based on the London bullion market quotation, which may be subject to considerable fluctuations. Due to the size of the international bullion market, individual buyers and sellers generally are unable to influence its price.

        The Company is subject to extensive federal, state and local laws and regulations governing advancement, production, labour standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters.

        Legislation and implementing regulations adopted or proposed by the Environmental Protection Agency, the Federal Bureau of Land Management and by comparable agencies in the appropriate states address the environmental impact of mining and mineral processing, including the potential contamination of soil, air and water from mining operations, such as tailings discharges and other wastes generated by mining companies. Federal legislation, including but not limited to the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the National Environmental Policy Act and comparable state statues require analyses and/or impose effluent standards, new source performance standards, air and water quality and emission standards, remediation requirements and other design or operational requirements for various components of mining and mineral processing.

        Mine operations must also comply with the Federal Mine Safety and Health Act of 1977, as amended, which is enforced by the Mining, Safety and Health Administration (MSHA), an agency within the Department of Labor, and by comparable agencies in various states. All mines, both underground and surface, are subject to inspections by MSHA. The operations must comply with the Federal Occupational Safety and Health Act of 1970, as amended, and applicable state laws and regulations, with respect to occupational safety and health matters not covered by the Federal Mine Safety and Health Act of 1977.

        Some of the Company's holdings are located on unpatented mineral claims on federal lands. Revisions to the Mining Act of 1872 have been proposed in the past to the United States Congress, but have not been enacted. The bills deal with the royalties for minerals extracted from unpatented claims on federal lands, future patenting of claims located on unpatented claims on federal lands as well as the regulation of mineral exploitation on unpatented claims on federal lands. There can be no assurance that such amendments will be adopted or, if adopted, as to the final form thereof.

        The State of Nevada statutes and administrative codes regulate operations, reclamation, air quality and water quality under numerous permits including but not limited to Water Pollution Control, Mining Reclamation and Air Quality. The Company has obtained and is in compliance with the applicable federal, state and local permits required to operate its facilities and the costs of compliance is included in the required bonds described below and elsewhere in this document.

        New legislation and regulations may be adopted at any time that results in additional operating expenses, capital expenditures or restrictions and delays in the mineral exploitation, exploration, production or advancement of the Company's properties.

        The Company maintains provisions for costs associated with mine closure, reclamation of land and other environmental matters. At September 30, 2003, the Company's reserves for these matters totaled $814,153. Future expenditures related to closure, reclamation and environmental expenditures are difficult to estimate due to: i) the early stage of our investigation; ii) the uncertainties relating to the costs and remediation methods that will be required in specific situations; iii) the possible participation of other potentially responsible parties; and iv) changing environmental laws, regulations and interpretations.

        It is possible that, as new information becomes available, changes to the Company's estimates of future closure, reclamation and environmental contingencies could materially adversely affect the Company's future operating results.

        Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. The Company currently has in place such financial assurances in the form of cash bonds which as at September 30, 2003, was approximately $894,359. The amount of the financial assurances and the amount required to be set aside by the Company as collateral for these financial assurances are dependent upon a number of factors, including the Company's financial condition, reclamation cost estimates, advancement of new projects and the total dollar value of financial assurances in place. There can be no assurance that the Company will be able to maintain or add to the current level of financial assurances. The below table provides a summary of financial assurances currently in place by the Company:

Company (Project)	Agency	Permit/Approval	Surety Amount
Metallic Ventures (U.S.), Inc. (Esmeralda Project)	NDEP(1)	Reclamation Permit No. 0181	$504,959
Metallic Ventures (U.S.), Inc. (Marcia Middle Hill)	NDEP	Marcia Middle Hill Exploration	$7,000
Metallic Ventures (U.S.), Inc. (Esmeralda Project)	USFS(2)	Reclamation Plan for Plan of Operation 02-00-03	$305,000
Metallic Ventures (U.S.), Inc. (Esmeralda Project)	USFS	Marcia Middle Hill Exploration	$5,100
Metallic Ventures (U.S.), Inc. (Esmeralda Project)	USFS	Martinez and Prospectus deposits	$9,300
Metallic Ventures (U.S.), Inc. (Sonoma Canyon Project)	USFS	Sonoma Canyon Exploration	$3,000
Metallic Ventures (U.S.), Inc., Metallic Goldfield Inc. and Metallic Nevada Inc. Statewide Exploration Bond	BLM/NDEP	Goldfields, Converse and other future, currently unidentified exploration projects	$60,000
TOTAL			$894,359

(1)
NDEP — Nevada Division of Environmental Protection

(2)
USFS — United States Forest Service

        With the exception of bonding in place for a closure plan for the Esmeralda Project, the Company's bonding is for exploration. Reclamation in regards to exploration drilling is completed as drill projects are completed. Some of the exploration reclamation has been previously completed and expensed. The Company is awaiting release of $24,400 in bonding pending the assessment of completed revegetation seeding on prior exploration projects. The Company expects the full amount of bonding to be released within the next two years and no addition expenses will be incurred in regards to the previous completed exploration reclamation work. Reclamation liabilities are being accrued monthly for new exploration projects and the Esmeralda closure plan. The accruals are being expensed as accretion. Exploration reclamation expenses are taken against the liability as they are incurred monthly. Most of the exploration reclamation related expenses are for supplies and labor for the plugging of exploration drill holes as soon as drilling and sampling are completed on the various exploration drill projects.

        The Company's business is intensely competitive and the Company competes with other companies, many of which have greater resources and experience. Competition in the precious metals industry is primarily for mineral rich properties which can be advanced and can produce economically; the technical expertise to find, advance, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and advance its properties. The Company's inability to compete with other companies for these resources would have a material adverse effect on the Company's results of operation and business.

Item 2 — Financial Information

Selected Annual Information

        The information in this Item 2 was extracted from the financial statements included as an exhibit to this Form 10. Reference should be made to the financial statements to put the following summary in context. The financial statements of the Company are prepared in accordance with Canadian GAAP which differs in certain significant respects from U.S. GAAP.

Canadian GAAP

	Nine Months Ended September 30		Year Ended December 31
	Unaudited 2003	Unaudited 2002	2002	2001	2000	Unaudited 1999	Unaudited 1998
	(US dollars)		(US dollars)
Statement of Operations Data
Net sales/Total revenues	$0	$0	$0	$0	$0	$0	$0
Income (loss) from continuing operations
total	($889,719)	($136,203)	($678,533)	($39,672)	($199,959)	$0	$0
per share	($0.02)	($0.01)	($0.03)	($0.00)	($0.09)	$0	$0
fully diluted per share	($0.02)	($0.01)	($0.03)	($0.00)	($0.09)	$0	$0
Net income (loss)
total	($889,719)	($136,203)	($678,533)	($39,672)	($199,959)	$0	$0
per share	($0.02)	($0.01)	($0.03)	($0.00)	($0.09)	$0	$0
fully diluted per share	($0.02)	($0.01)	($0.03)	($0.00)	($0.09)	$0	$0
Balance Sheet Data
Total assets	$48,488,154	$16,198,599	$29,565,898	$6,525,133	$3,354,968	$2	$2
Total long-term financial liabilities	$0	$0	$0	$0	$0	$0	$0
Cash dividend declared per share
Class A Shares	$0	$0	$0	$0	$0	$0	$0
Common Shares	$0	$0	$0	$0	$0	$0	$0

U.S. GAAP

	Nine Months Ended September 30		Year Ended December 31
	Unaudited 2003	Unaudited 2002	2002	2001	2000	Unaudited 1999	Unaudited 1998
	(US dollars)		(US dollars)
Statement of Operations Data
Net sales/Total revenues	$0	$0	$0	$0	$0	$0	$0
Income (loss) from continuing operations
Total	($11,325,377)	($21,613,321)	($25,281,527)	($2,362,086)	($2,581,454)	$0	$0
per share	($0.30)	($1.07)	($1.24)	($0.28)	($1.15)	$0	$0
fully diluted per share	($0.30)	($1.07)	($1.24)	($0.28)	($1.15)	$0	$0
Net income (loss)
total	($11,325,377)	($21,613,321)	($25,281,527)	($2,362,086)	($2,581,454)	$0	$0
per share	($0.30)	($1.07)	($1.24)	($0.28)	($1.15)	$0	$0
fully diluted per share	($0.30)	($1.07)	($1.24)	($0.28)	($1.15)	$0	$0
Balance Sheet Data
Total assets	$25,488,299	$29,565,898	$17,186,675	$1,821,224	$973,473	$2	$2
Total long-term financial liabilities	$0	$0	$0	$0	$0	$0	$0
Cash dividend declared per share
Class A Shares	$0	$0	$0	$0	$0	$0	$0
Common Shares	$0	$0	$0	$0	$0	$0	$0

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        This management's discussion and analysis of the financial position of the Company for the nine months ended September 30, 2003 and 2002 and for the years 2000 through 2002 should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the "financial statements") which are part of this report. This financial information, which is expressed in United States dollars, unless otherwise stated, was prepared in accordance with generally accepted accounting principles in Canada.

Overview

        The Company has been an exploration-stage mineral resource company since its inception in 1998. The Company was not involved in any material financial transactions prior to the purchase of the Esmeralda Project in March 2000. Jeffrey R. Ward and Richard D. McNeely, the founders and principal shareholders of the Company, were the sole shareholders of the Company until a private placement offering was completed by the Company in July 2002.

        From the Company's inception, Mr. Ward and Mr. McNeely incurred expenses evaluating potential properties which could be acquired by the Company, or on the Company's behalf, through their jointly owned company Western Slope Gold Inc. ("Western Slope"). Capital contributions incurred by Western Slope in connection with the acquisition and evaluation of the Esmeralda Project and expenditures incurred in connection with the property after the purchase of the Esmeralda Project were transferred from Western Slope to the Company. In addition, various other assets were contributed by Mr. Ward and Mr. McNeely to the Company since the Company's inception. In exchange for these assets and the capital contributions of Mr. Ward and Mr. McNeely and the expenses incurred in connection with the acquisition and evaluation of the Esmeralda Project and the expenses incurred evaluating other mineral properties, Mr. Ward and Mr. McNeely were issued 9,999,998 (19,999,996 after accounting for the two for 1 share split that occurred December 20, 2002) common shares in the capital of the Company (the "Common Shares") in July 2002. The fair value of the shares issued to Mr. Ward and Mr. McNeely was determined to be $8,307,958. This value consisted of actual cash contributions to the Company by Mr. Ward and Mr. McNeely in the form of Paid-in-capital totaling $7,059,375, $628,000 for underground mining equipment and the Mogollon property holdings and claims (which were values agreed in arm's length transactions with Phelps Dodge and therefore considered to represent fair value) and $620,583 for expenditures paid on behalf of the Company in consideration for a related party loan which was valued at the cash cost of the actual invoices. In exchange for the Paid-in-capital, assets, and note payable noted above, Mr. McNeely and Mr. Ward were issued 9,999,998 Common Shares (19,999,996 after accounting for the two for 1 share split that occurred December 20, 2002). This issuance followed the guidelines of the Ontario Business Corporations Act ("OBCA") section 23. Section 23 (1) states: "Subject to the articles, the by-laws, any unanimous share holder agreement and section 26, shares may be issued at such time and to such persons and for such consideration as the directors may determine". Section 23 (4)(b)(i) states; "The directors shall, in connection with the issue of any share not issued for money, determine, the fair value of the property or past service in consideration of which the share is issued". We believe the fair value determinations noted in the above paragraph to be consistent with these provisions. For United States GAAP, an additional compensation cost of $16,699,997 was recognized based on the $1.67 difference between the $2.50 share price of the July 10, 2002 private placement and the $0.83 fair value assigned to the 9,999,998 common shares. The additional compensation cost increased share capital and the 2002 loss as recoded in the Company's United States GAAP reconciliation of the consolidated balance sheets and income statements. (See notes 5(c), 10(c) and 16 (b), (c) and (d)) of the Company's 2002 annual financial statements).

        In July 2002, the Company raised $8.0 million through the private placement of 3.2 million Class A preferred shares. The proceeds, net of agent's cash commissions and disbursements, in the amount of $0.6 million, were used for surface and underground exploration at the Company's existing properties and for acquiring fixed assets and other exploration claims. Each Class A Share was converted into Common Shares on a two-for-one basis (to account for a two for one share split that occurred December 20, 2002) upon closing of the Company's initial public offering.

        In December 2002, the Company successfully completed an initial public offering in Canada of 8 million common shares for aggregate gross proceeds of $15.4 million (Cdn$24 million). The Company used the proceeds, net of agent's commissions and disbursements in the amount of $1.5 million, at the Esmeralda Project for the advancement of two underground declines, underground exploration drilling, surface exploration drilling, and mill refurbishment and to fund exploration drilling programs at the Goldfield and Converse Projects.

        The Company is currently carrying out exploration programs at its properties and also continues to evaluate and assess acquisition opportunities of exploration properties that potentially contain mineral deposits that may be exploited at a low cost throughout the gold price cycle. The Company's primary focus is on exploration at its advanced exploration gold projects, namely, the Esmeralda Project, the Goldfield Project and the Converse Project. Two declines are currently being advanced at the Esmeralda Project, exploration drilling and metallurgical testing is being carried out at the Goldfield Project, and historical data is being evaluated in preparation for exploration drilling at the Converse Project.

        The Company continues to acquire interests in exploration claims that are in proximity to the Goldfield Project to add to its current holdings in the Goldfield district.

        For the quarter ended September 30, 2003, the Company continued to make cash expenditures for its exploration drill programs and additions to interests in exploration claims. During the third quarter ended September 30, 2003, the Company continued its exploration drill programs at the Goldfield and Esmeralda Projects. Underground exploration diamond core drilling at Esmeralda began the last week of June and continued throughout the third quarter. In addition, exploration reverse-circulation rotary drilling began at the Converse Project. Refurbishments continued during the quarter on 350 ton per day mill the and were completed in February 2004. The Company's ability to continue as a going concern at its current spending rate has been dependent upon its capacity to obtain financing and its ability to bring its exploration properties into production.

        On August 28, 2003, the Company closed an underwritten private placement for aggregate gross proceeds of Cdn $25,125,000 ($17,920,909). The offering consisted of 6,700,000 units, each unit consisting of one Common Share and one-half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of Cdn $5.00 at any time prior to February 28, 2005. The offering was completed pursuant to prospectus exceptions under applicable Canadian securities laws. No Common Shares or Warrants were sold or offered for sale in the United States to United States residents. As partial consideration, the Underwriters were issued an aggregate of 201,000 underwriters' warrants. Each underwriters' warrant entitles the holder thereof to purchase on Common Share at a price of Cdn $5.00 per share at any time prior to February 28, 2005. Issue costs of the private placement were $1,210,995 and $4,446,191 assigned value of the agents' warrants.

        On March 17, 2004, the Company closed an underwritten private placement for aggregate gross proceeds of Cdn $50,003,200 ($37,539,902). The offering consisted of 7,813,000 units at a price of Cdn $6.40 ($4.80) per unit. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant (a "warrant"). Each whole warrant entitles the holder thereof to purchase one Common Share at a price of Cdn $10.00 at any time prior to March 17, 2009. Issue costs for the placement were $2,325,179 for underwriter fees and expenses and an estimated $350,000 in additional legal, filing and auditor fees. Assigned value of the unit purchase warrants was $11,953,890. The Company plans to use the net proceeds of the financing for the development of the Company's exploration properties and general corporate purposes.

        The Company had working capital of $17.8 million at the end of the quarter ended September 30, 2003, which represents an increase of $11.3 million from $6.5 million at the end of the quarter ended June 30, 2003. The increase was the result of net cash proceeds in the amount of $16.7 million from the August 28, 2003 private placement. Accounts payable and accrued liabilities of $2.3 million increased by $1.4 million from $0.9 million at the end of the quarter ended June 30, 2003. The increase is attributable to increased business activity from exploration drill programs, underground exploration declines, mill refurbishment and increased month end payroll accruals. Total employees employed by the Company increased from 69 at June 30, 2003 to 83 at September 30, 2003. The Company currently employs 142 full time employees.

        During the first nine months of operations of fiscal 2003, the Company commenced exploration drilling at the Converse Project and by December 31, 2003 had completed 46,000 ft of core drilling and 15,000 ft of reverse-circulation drilling. The company continued exploration drilling at the Goldfield Project for an aggregate total of 121,915 ft of exploration drilling completed in the first nine months of operaitons 2003. Total feet drilled for the year ended December 31, 2003 at the Goldfield Project was 28,000 ft of core drilling and 153,900 ft of reverse-circulation drilling. The Company advanced the undergraound declines, cross-cuts and drill stations at the Esmeralda Project during the first nine months of operations 2003. A total of 31,800 ft of underground exploration drilling was completed by December 31, 2003. At the Esmeralda Project, the tailings pond raise and the mill refurbishments began in 2003 were completed in February 2004. The 350 ton per day mill was activated in February 2004 and is currently processing low grade underground mineralized material in order to assess the economics of operating the processing facilities.

        The Company continues to have no debt and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents and reclamation bonds. Accounts payable and accrued liabilities are short-term non-interest bearing.

        On October 1, 2003, the Company entered into a $1,000,000, two-year mineral exploration agreement with Cordilleran Exploration Company, doing business as Cordex Exploration Co. ("Cordex") whereby the Company agree to pay funding of $500,000 per year over the next two (2) years to Cordex for the purpose of mineral exploration, mineral property acquisition, and mineral property evaluation in the State of Nevada. In accordance with the terms of the agreement Cordex will retain a 3% net smelter return production royalty, except where the existing or imposed royalties on a property exceed 5%, in which case cordex's fall back royalty interest would be 2% until a total of $1,500,000 has been paid, the royalty would then reduce to a 1% net smelter royalty.

Change in Accounting Policies

        Effective January 1, 2003 the Company adopted financial Accounting Standards Board (FASB) Statement No. 143, which establishes standards for recognition and measurement of and asset retirement obligations and its associated retirement costs. The adoption of FASB Statement 143 is retroactive, and resulted in an additional $63,308 cumulative adjustment to United States GAAP earnings, a $121,668 decrease to interests in exploration claims and a decrease to reclamation liabilities of $82,831.

Exploration Projects (Three Months Ended September 30, 2003)

Esmeralda Project

        The Company was successful in advancing the underground declines, cross-cuts and drill stations at the Esmeralda Project a total of 1,487 ft during the quarter ended September 30, 2003. Total feet advanced (including drill stations) since inception for underground exploration were 4,920 ft. A total of 10,973 ft of exploration diamond core drilling was completed for the quarter ended September 30, 2003. Core drilling completed at the Martinez was 2,692 ft and 8,281 ft at the Prospectus.

        As at September 30, 2003, the Esmeralda Project employed 70 full-time employees.

        A total of $0.4 million in mill refurbishment costs were incurred in the third quarter. The mill is expected to be fully operational and batch processing mineralization in early 2004.

Goldfield Project

        The Company successfully advanced exploration reverse-circulation drilling an aggregate of 34,195 ft in 75 holes during the third quarter of 2003 at the Goldfield Project.

Converse Project

        A reverse-circulation drill was mobilized to the Converse Project and exploration drilling continued throughout the third quarter. A total of 14,983 ft of exploration drilling was advanced for the quarter ended September 30, 2003.

        The following table shows all explorations costs incurred to September 30, 2003 at the Company's exploration properties:

Exploration Project Expenditures	Cumulative Since Inception September 30, 2003
Esmeralda Project	$14,276,817
Goldfield Project
Goldfield Main	3,401,831
Gemfield	2,211,284
McMahon Ridge	360,431
Tom Keane	56,045
Converse Project	2,317,698
Red Rock Project	103,083
Mustang Canyon Project	10,640
Gold Hill Project	51,066
Mogollon Project	172,873
BCS Project	33,380
Monica Project	4,707
Total	$22,999,855

        During fiscal year 2004, the Company intends to (i) complete the exploration drilling at the Goldfield Project including the Gemfield Property; (ii) continue the underground exploration at the Esmeralda Project, to reactivate the "mill" (a "mill" is a plant where mineralization is ground fine and undergoes physical or chemical treatment to extract the valuable metals) and to begin preliminary bulk mineralization processing until measured resources are proven to support commercial milling operations while continuing surface and underground exploration; (iii) continue exploration drilling with metallurgical testing moving toward a "preliminary feasibility study" (a "preliminary feasibility study" means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve) of the Converse Project; and (iv) conduct exploration on the Company's six highly prospective properties while continuing the search for additional high quality projects.

        A more detailed description of the Company's principal exploration projects appears later in this Form 10. Readers are encouraged to review the sections "Mineral Projects — Esmeralda Project", "Mineral Projects — Goldfield Project" and "Mineral Projects — Converse Project".

Reclamation (Three Months Ended September 30, 2003)

        No new exploration plans were presented to state regulatory agencies and no new reclamation bonds were purchased for the quarter ended September 30, 2003.

Liquidity and Capital Resources (Three Months Ended September 30, 2003)

        Cash flow from financing activities was $17.1 million for the quarter ended September 30, 2003 and was the result of the August 28, 2003 private placement proceeds of $17.9 million less placment costs of $1.2 million and proceeds from the exercise of warrants and options in the amount of $0.4 million. A total of 224,976 agents' warrants were exercised and 50,068 agents' options were exercised. In comparison, cash flow from financing activities was $7.1 million for the quarter ended September 30, 2002. On July 10, 2002, the Company completed a private placement for aggregate proceeds of $8.0 million, less issue costs of $0.8 million. Expenses paid in connection with preparations for the initial public offering were $0.1 million in the third quarter 2002.

        Cash expenditures from investing activities were $5.6 million for the third quarter in 2003 as compared to $3.6 million the third quarter in 2002. Cash interest in exploration claim expenditures were $4.9 million for the quarter ended September 30, 2003 with $3.5 million in Esmeralda Project exploration expenditures, $0.9 million in Goldfield Project exploration expenditures and $0.5 million in Converse exploration expenditures. Cash expenditures for property, plant and equipment were $0.7 million for the quarter and are the result of $0.4 million for mill refurbishment expenditures and $0.3 million for light vehicle expenditures.

Results of Exploration Activities — Operations (Three Months Ended September 30, 2003)

        General and administrative expense for the quarter ended September 30, 2003 was $0.68 million as compared to a $0.07 million for the quarter ended September 30, 2002. Expenses are higher in 2003, as compared with the same period during 2002, when the Company had less business activity. The increased general and administrative expenses associated with increased business activity are attributable to $0.22 million for legal and investor relations and $0.46 million for accounting and administrative expenditures.

        Amortization of property plant and equipment increased by $0.01 million in the third quarter of 2003 as compared to the quarter ended September 30, 2002. The increase is from additional accounting and engineering hardware and software purchased in 2003.

        The Company recognized a foreign exchange gain of $0.49 million in the third quarter of fiscal 2003 upon conversion of Canadian transactions and bank balances to United States dollars.

        Interest income was $0.04 million higher in the third quarter of 2003 compared to the first quarter of 2002 on account of increased cash balances drawing interest. Accretion expense relating to asset retirement obligations was recorded in the second quarter of 2003 and an adjustment was made for the 2002 expense as the result of CICA Handbook Section 3110 adoption on January 1, 2003. There was no significant difference between accretion amounts in the second quarter 2002 as compared to 2003.

        The Company took a $0.08 million asset write-off for an abandoned underground haul truck for the quarter ended September 30, 2003.

Nine Months Ended September 30, 2003

Liquidity and Capital Resources (Nine Months Ended September 30, 2003)

        Cash flow from financing activities was $17.74 million the first nine months of operations 2003 as compared to $8.95 million the first nine months of operations in 2002. During the nine months of operations fiscal 2003, the Company issued an aggregate of 7,615,344 common shares for aggregate net proceeds of $18.18 million. In August, 6,700,000 common shares were issued in connection with the private placement for net proceeds of $16.71 million. In January, 500,000 common shares were issued in connection with the partial exercise of the over-allotment options granted to the agents in connection with the initial public offering. Net proceeds to the Company from this issuance were $0.91 million. In addition, the Company also received net proceeds of $0.56 million in connection with the issuance of 365,144 common shares issued upon the exercise of outstanding agents' warrants and issuance of 50,200 common shares issued upon the exercise of outstanding agents' options. Cash expenditures relating to 2002 accrued initial public offering expenses were $0.44 million in the first nine months of operations in 2003. In comparison, cash flow from financing activities was made up of $8.95 million for the first nine months of operations in 2002. In July 2002, the Company issued 3,200,000 Class A common shares for net proceeds of $7.19 million. Contributions from owner paid-in capital was $1.88 million and a $0.01 million addition was made to the related party loan in the first nine months of operations in 2002. Cash expenditures relating to the initial public offering were $0.13 million.

        Cash expenditures from investing activities increased $9.42 million from $5.31 million incurred during the first nine months of operations in 2002 to $14.73 million incurred for the first nine months of operations in 2003. Expenditures for the first nine months 2003 included $10.37 million for exploration and mineral property and claim additions, $2.8 million for property, plant and equipment additions, $1.50 million for the purchase of the short-term investment certificates of deposit and $0.06 million to satisfy additional state of Nevada reclamation bonding requirements. In the first nine months of 2002, the Company had $4.63 in exploration and mineral property expenditures, $0.30 million in expenditures for property, plant and equipment and $0.38 million in expenditures to satisfy reclamation bonding requirements. The substantial increase in investing activities between the first nine months of operations, comparing 2002 to 2003, can be attributed to the start of the underground exploration program at the Esmeralda Project in August of 2002 and the Goldfield and Converse drill programs and the mill refurbishment in 2003. Prior to August 2002, the Company had no full-time employees and was funded by owner paid-in capital until July 2002. With the July 2002, Class A share private placement, the proceeds became available to fund exploration and underground exploration portal programs.

        The Company had write-downs of interests in exploration claims of $0.11 million and a loss on the disposition of exploration assets of $0.8 million in the first nine months of operations ended September 30, 2003 as compared to $ nil write-downs or write-off of assets in the first nine months of 2002. Capitalized depreciation and amortization of capitalized spares was $0.31 million for the first nine months of operations 2003.

Results of Exploration Activities — Operations (Nine Months Ended September 30, 2003)

        The first nine months of operating results in 2003 reflect the overhead costs for exploration expenditures incurred by the Company to maintain it in good standing with the various regulatory authorities to provide administrative infrastructure to manage the acquisition, exploration and financing activities of the Company. General and administrative expenses can be expected to increase or decrease in relation to changes in activity required as exploration projects and the Esmeralda Project underground mine exploration continues.

        General and administrative expense for the nine months ended September 30, 2003 was $1.65 million as compared to $0.12 million for the first nine months of operations ended September 30, 2002. The $1.53 million increase was a result of increased business activity in 2003, as compared with the first nine months of operations in 2002 and in particular are attributable to $0.61 million for legal and investor relations expenditures, and $1.04 million for accounting and administrative expenditures.

        Amortization of property, plant and equipment increased by $0.04 million the first nine months of operations 2003, as compared to the same period ended September 30, 2002. The increase relates to depreciation of accounting and engineering hardware additions in 2002 and 2003.

        The Company recognized a foreign exchange gain of $0.90 million in the first nine months of operations of 2003 upon conversion of Canadian transactions and bank balances to United States dollars as compared to a small foreign exchange loss in the first nine months of operations of 2002. The foreign exchange gain in 2003 is the result of higher Canadian exchange rates and increased Canadian dollar cash balances being converted at month end for reporting in United States dollars.

        Interest income was $0.11 million higher in the first nine months of operations in 2003 as compared to the first nine months of operations in 2002 on account of increased cash balances drawing interest. Accretion expense relating to asset retirement obligations was recorded in the first nine months of operations of 2003 and an adjustment was made for the 2002 expense as the result of CICA Handbook Section 3110 adoption on January 1, 2003 as described in note 3 of the interim financial statements. There was no significant difference in accretion amounts in the first nine months of operations between 2002 and 2003.

        Write-down of interests in exploration claims was $0.11 million in the first nine months of operations in 2003, as compared to $ nil the in the first nine months of operations in 2002. A loss was recognized on the disposition of an exploration asset in the amount of $0.8 million in the first nine months of operations in 2003.

Year Ended December 31, 2002

Exploration Projects (Year Ended December 31, 2002)

Esmeralda Project

        The Esmeralda Project was purchased from the trustee in bankruptcy for a U.S. subsidiary of Real Del Monte Mining Corporation, Aurora Consolidated Mines, Inc., in March 2000 for consideration of $0.46 million.

        At the time of purchase of the Esmeralda Project, the Company also assumed an environmental provision relating to the Esmeralda Project which amounted to $0.81 million bringing the aggregate acquisition cost for the Esmeralda Project and the related rights, obligations and assets to $1.27 million. The purchase price amount allocated to exploration claims was $1.03 million. The purchase price amount allocated to machinery and equipment was $0.02 million. $0.22 million was allocated for the mill and was classified as assets under construction. An additional $0.11 million in strategic claim holdings was added to the project in 2000, $0.05 million was added in 2001, and $0.98 million was added in fiscal 2002 bringing the total land acquisition expenditures as at December 31, 2002 to $2.16 million.

        With the acquisition of the Esmeralda Project, the Company also gained ownership of the 350 tpd (tons per day) carbon-in-leach mill facility that the Company plans to refurbish in fiscal 2003 at an estimated cost of $1.0 million. Electrical power facilities for the mill, if refurbished as planned, will be provided by Sierra Pacific Power. The mill and related tailings disposal facilities are currently fully permitted.

        Expenditures for exploration drilling and related work at the Esmeralda Project was $1.2 million in fiscal 2000 and $1.4 million in fiscal 2001. In fiscal 2002, expenditures at the Esmeralda Project of $1.2 million were incurred for exploration drilling and other related drilling expenditures and $1.2 million in expenditures that were incurred in connection with the advancement of one of the primary declines at the Esmeralda Project and the preliminary construction of the underground infrastructure.

        The Esmeralda Project budget for fiscal 2003 is $1.93 million. Two exploration declines at the Esmeralda Project, one named the "Prospectus" and the other named the "Martinez", are currently being excavated. The Prospectus exploration decline has a budget of $0.72 million and the Martinez exploration decline has a budget of $0.4 million. Underground drilling is budgeted at $0.3 million for the Prospectus exploration decline and $0.21 million at the Martinez exploration decline. Once the exploration declines are completed, 10,000 ft. of underground drilling is currently planned at Prospectus and 7,000 ft. at Martinez. An additional $0.3 million is budgeted for 20,000 ft of surface drilling at the Esmeralda Project.

Goldfield Project

        In March of 2001, the Company acquired its interest in the Goldfield Project through the acquisition of all of the issued and outstanding shares of Romarco Nevada Goldfield Inc. from Romarco Minerals Inc. for a cash consideration of $0.15 million and a deferred payment of $0.10 million that was subsequently paid in October 2002. In 2001 additional claims were purchased at the Goldfield Project for $0.05 million. In fiscal 2002 additional claims at the Goldfield Project were purchased for $0.01 million.

        In August 2002, the Company purchased the Gemfield property from Newmont Mining Corporation ("Newmont") to add to the Goldfield Project. The consideration paid for this property was $1.08 million. The Gemfield property consists of 80 unpatented lode claims, three unpatented placer claims and three patented claims. In fiscal 2002 additional Gemfield claims were purchased for $0.01 million. Interest in claims are continually being acquired to secure properties within the boundaries and along the edges of the current Goldfield Main area and the Gemfield property.

        Aggregate exploration expenditures for fiscal 2002 at the Goldfield Project was $1.4 million with $1.2 million attributable to the Goldfield Main claims and $0.2 million being attributable to the Gemfield claims. Exploration expenditures in fiscal 2001 for the Goldfield Project were $0.25 million.

        The total fiscal 2003 budget for the Goldfield Project is $1.23 million with $0.77 million being allocated for exploration drilling on the Gemfield claim load, $0.4 million in exploration drilling at McMahon Ridge, and $0.06 million in exploration drilling at the Tom Keane claim load. These drilling budgets include expenses for assaying and metallurgical testing. At Gemfield, a 50,000 ft. drill program is planned. At McMahon Ridge a 25,000 ft. drill program and at Tom Keane a 4,000 ft. program are also both planned for in the budget.

Converse Project

        In March 2001, the Company acquired all of the issued and outstanding shares of Romarco Nevada Inc. for total consideration of approximately $0.22 million. The assets acquired as part of this acquisition consisted of $0.02 million in environmental bonds, the Nike/Converse joint venture valued at $0.18 million and two small exploration projects known as the Mustang Canyon Project and the Red Rock Project which collectively were valued at $0.02 million. In November 2002, the Company acquired the remaining interest that it did not already own in the Converse Project from Newmont and Cameco Gold Company through two separate transactions with an aggregate cost of $1.5 million and thereafter terminated the Nike/Converse joint venture. The Company currently maintains a 100% ownership of the Converse Project. As part of the acquisition agreement with Newmont, Newmont retained a 3% to 5% NSR royalty on a sliding scale and also retained a "back-in arrangement" whereby Newmont could potentially acquire a 50% interest in the Converse Project. To realize on this "back-in arrangement", Newmont must pay 500% of the Company's expenditures on completion by the Company of a bankable final feasibility study or total expenditures of $8.0 million by the Company.

        Total expenditures for the Converse Project were $0.04 million for fiscal 2001 and were $0.07 million in fiscal 2002. The Company had a budget of $0.4 million for the Converse Project for fiscal 2003. The program was expected to consist of geological and geophysical work, as well as re-logging historic drill core data. Exploration drilling was originally expected to consist of 13,000 ft. of reserve circulation and core drilling. In September 2003, the budget was amended to $0.8 million to include 18,600 ft of core drilling. This drilling was completed in the last quarter of 2003.

Other Projects

        The Company currently owns or has rights in six small non-principal projects that do not have significant exploration budgets at this time.

        Total expenditures on the Company's non-principal projects for fiscal 2001 was $0.09 million and was $0.08 million in fiscal 2002. These expenditures were for land holding costs and not related to any exploration work.

        One of these non-principal projects, the Mogollon property, currently has a budget of $0.02 million for fiscal 2003 relating to preliminary field-work on the property.

        Some or all of the Company's non-principal properties may not be explored any further if it is determined that such process would not be economical. In addition, some of the land leases and property rights on the Company's non-principal properties may also be allowed to expire if it is determined that these projects do not have economic potential.

Reclamation (Year Ended December 31, 2002)

        The Company is not currently undertaking any major reclamation projects on its properties. Exploration bonds have been purchased by the Company for exploration drill projects on federal and state owned land on which the Company operates. The bonds are retired as the drill programs are completed. As at December 31, 2002, the Company had posted $0.5 million in bonding for the reclamation closure plan on state land at the Esmeralda Project. The reclamation plan was previously approved by the State of Nevada. In addition, at December 31, 2002, the Company had also posted $0.3 million in bonding to comply with US Forest Service reclamation closure requirements. Accordingly, a long term reclamation liability of $0.8 million was assumed at the time the Company acquired the Esmeralda Project.

        In fiscal 2003, the Company expects that it will need to increase its state and federal reclamation bond funding as it further advances its exploration drilling projects. The amounts of the bonding requirements will be determined by the state and federal agencies and will be purchased by the Company as needed. The Company anticipates that, based on the acreage it plans to disturb, this additional bonding requirement will be less than $0.1 million.

Liquidity and Capital Resources (Year Ended December 31, 2002)

        The Company has not generated any revenues from operations to date. The majority of all proceeds received by the Company, since inception to date have been generated through financing activities with the small remaining amount being generated through interest earned. The Company is not in commercial production at this time and is not generating cash flow nor is it certain that it will in the near future. The Company is hopeful that if gold resources are proven by the results of the underground drill program in fiscal 2003, the Esmeralda Project may generate sufficient cash flow to cover the costs of advancement and production. There can be no assurance however that this will occur.

        For fiscal 2003, the Company has estimated property payment obligations that consist of land leases and land holding cost fees in the amount of $0.5 million (see below table). The Company is also required to pay fees to the Bureau of Land Management and various county fees to maintain rights to certain mineral properties. The Company has historically acquired properties at prices which it perceives to be favorable. Positive drill results at the Company's properties may make it more difficult to acquire surrounding properties at a discounted price. Furthermore, additional funding will likely be required to fully define ore bodies if positive drill assay results are obtained at the properties. Upon completion of the exploration drilling, a preliminary feasibility study is planned which will also require additional funding. Mine advancement and process facility construction would require considerable future cash requirements.

        The Company believes that it has sufficient cash reserves to complete its exploration drilling program at the Converse and Goldfield Projects and advance the Esmeralda Project into production in 2003. Additional funding will be required to advance the projects beyond these budgeted programs.

2002 as Compared to 2001 – Liquidity and Capital Resources

        The Company's working capital increased significantly in fiscal 2002, to $13.5 million from negative $0.5 million in fiscal 2001. The year over year increase of $14.0 million is a result of additional cash and cash equivalents received by the Company from the proceeds of the Class A share private placement and the Canadian initial public offering. Cash and cash equivalents at December 31, 2002 was $14.1 million as compared to $0.2 million in fiscal 2001. Cash flow from financing activities increased to $23.0 in fiscal 2002 million from $3.1 million that was received by the Company in fiscal 2001. This increase can be attributed to contributions from Mr. Ward and Mr. McNeely in the amount of $1.9 million, net proceeds from the Class A share private placement of $7.2 million, and the net proceeds from the Canadian initial public offering of $13.9 million.

        Cash expenditures on investing activities increased from $2.9 million in fiscal 2001 to $8.5 million in fiscal 2002. Expenditures included $4.0 million for exploration, $3.5 million for the acquisition of interests in mineral claims, $0.5 million for machinery and equipment purchases, $0.4 million for the purchase of reclamation bonds and $0.1 million for capitalized underground equipment inventory spares.

2001 as Compared to 2000 – Liquidity and Capital Resources

        In fiscal 2001, total proceeds of $3.1 million were received from financing activities as compared to $2.7 million that were received in fiscal 2000. This amount was contributed to the Company by Mr. Ward and Mr. McNeely as a capital contribution. Expenses paid on behalf of the Company by Western Slope were $0.02 million. Working capital was negative $0.5 million and was $0.03 million less than in fiscal 2000. Aggregate spending on investing activities for fiscal 2001 was $2.9 million as compared to $2.4 million for fiscal 2000. These investing activities consisted of $0.4 million for the acquisition of Romarco Nevada Inc. and Romarco Nevada Goldfield Inc., $0.8 million for the purchase of machinery for the Esmeralda Project, and $1.8 million in exploration expenditures.

Aggregate Contractual Obligations

Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(000,000)	(000,000)	(000,000)	(000,000)	(000,000)
Office lease – Reno(1)	$0.07	$0.01	$0.02	$0.02	$0.01

Operating vehicle leases(2)	$0.01	$0.01	$0.00	$0.00	$0.00

Mineral property & BLM fees(3)	$2.97	$0.50	$1.30	$0.78	$0.39

Total contractual obligations	$3.05	$0.52	$1.32	$0.80	$0.40

Notes

(1)
Office lease – 90 day termination notice (showing one year obligation after 5 years).

(2)
Operating vehicle leases – two leases – 12 and 13 months remaining.

(3)
Mineral claims & BLM fees – yearly leases that can be terminated by not renewing leases (showing one year obligation after 5 years).

Off Balance Sheet Arrangements

        The Company is not a party to any off balance sheet arrangements or transactions.

Related Party Transactions

        The Company has been involved in a number of related party transactions with Mr. Ward, Chairman and Chief Executive Officer of the Company, and Mr. McNeely, President of the Company. In addition, Mr. Norman F. Findlay, director, has and continues to provide legal services to the Company. Further disclosure and details in connection with these related party transactions are available in this Form 10 at "Item 7 – Certain Relationships and Related Transactions".

Results of Exploration Activities – Operations (Year Ended December 31, 2002)

        The results of exploration operations reflect the overhead costs incurred for property acquisitions and exploration expenses incurred by the Company to maintain it in good standing with the various regulatory authorities and to provide administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company. General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue. General and administrative costs are reduced by interest earned on reclamation bonds, bank accounts, and shot term investments. To date, the Company has not recorded any revenues from mineral exploitation nor has the Company commenced commercial production on any of its properties.

2002 as Compared to 2001 – Results of Exploration Activities – Operations

        General and administrative expenses for fiscal 2002 were $0.51 million, an increase of $0.4 million from $0.06 million in fiscal 2001. This increase is a result of $0.19 million in management salaries, $0.1 million for the Company's Reno office and temporary office assistance, $0.09 million for accounting and accounting computer expenses, and $0.02 million attributable to legal and investment relations expenses. A foreign exchange loss of $0.18 million was recognized on the conversion of the Canadian initial public offering in fiscal 2002. Depreciation expense was $0.02 million in fiscal 2002 compared to no depreciation expense in 2001. Interest earned on reclamation bonds, cash balances, and short term investments for fiscal 2002 was $0.05 million, which was $0.02 million higher for the Company than in fiscal 2001. This increase in interest earned is attributable to the increase in cash from the private placement funds and Canadian initial public offering funds available to earn interest.

2001 as Compared to 2000 – Results of Exploration Activities – Operations

        General and administrative expenses for fiscal 2001 were $0.6 million as compared to $0.2 million in fiscal 2000. The decrease in these expenses incurred in fiscal 2001was a result of various expenses for consulting, travel and lodging being expensed in 2000. Expenses incurred by the Company for exploration projects in fiscal 2001 were capitalized. Interest earned on reclamation bonds in fiscal 2001 was $0.02 million for the year as compared to $0.01 million in fiscal 2000.

Critical Accounting Policies

        The preparation of the Company's Consolidated Financial Statements in conformity with accounting principles accepted in Canada and the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements, as well as the reported amount of revenues and expenses during the reporting period. Estimates of the useful lives of buildings and equipment affect the rate at which depreciation is charged to earnings. The Company does not have proven reserves; therefore, no amortization is recorded on its mineral properties. Amounts reflected for mineral properties are reflected at cost. Management continues to evaluate the properties associated costs. Ultimate recoverability of the costs is dependent upon discovery and advancement of mineable ore reserves. Management has estimated future costs associated with reclamation for its Esmeralda property and expects to have estimated exploration remediation costs associated with its current exploration projects being carried out at other properties. Management relies on professional industry consultants to determine whether losses from environmental, legal, and other contingencies are probable, and if so, how much to accrue for each contingency. The Company has certain none core property leases that may not be economically beneficial to renew based upon estimated gold resources and lease cost comparisons. On an ongoing basis, management evaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

Quantitative and Qualitative Market Risk

Gold Price

        Any future revenue that may be generated by the Company's operations, if commercial production commences, and thus its future profitability and cash flow, will be significantly affected by changes in the gold price. The price of gold fluctuates widely and is affected by numerous factors beyond the Company's control, including industrial and jewelry demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price. If gold prices should decline and remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to commence or continue activities or commercial production. See "Investment Considerations and Risk Factors".

Credit and Interest Rate Risk

        The Company has no long-term debt, with accounts payable and accrued liabilities being short-term non-interest bearing. Interest rate risk is limited to interest bearing assets of cash and cash equivalents and reclamation bonds that are renewed periodically.

Foreign Exchange Currency

        All of the Company's exploration properties are located in the United States. Exploration expenditures and any possible future commercial production expenditures and income from the Company's properties will be in United States dollars. Receipts and payments in Canadian currency are subject to foreign currency fluctuations. Historically only receipts from financing activities have been in Canadian Dollars. The Company maintains one bank account in Canadian dollars. Transactions to the Canadian dollar bank account are converted to United States dollars on the date of the transaction and the total account balance is adjusted to reflect any gain or loss on foreign exchange at the end of each month. Foreign currency exchange loss reported for the year ended December 31, 2002 was $181,010. Foreign currency exchange gain reported for the nine month period ending September 30, 2003 was $901,190.

Hedging, Sales Contracts, Commodity and Derivative Instruments

        The Company is not engaged in any hedging and has no sales contracts, commodity and derivative interments in place. See "Investment Considerations and Risk Factors".

INVESTMENT CONSIDERATIONS AND RISK FACTORS

        The Company is engaged in exploration activities which, by their nature, are highly speculative. You should carefully consider all of the information disclosed in this Form 10 and, in particular, the following risk factors. Any of the following risks could have a material adverse effect on the Company's business and financial condition.

The Company is an exploration stage company and does not have a known body of commercial ore.

        All of the properties in which the company has an interest or the right to earn an interest, are in the exploration stages only and are without a known body of commercial ore. As an exploration company, the Company has only a history of losses. Advancement of the Company's properties will only follow upon obtaining satisfactory exploration results. The Company's exploration activities may not result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

        Substantial expenditures are required to establish reserves through drilling, to advance processes to extract the resources and, in the case of new properties, to advance the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or that the funds required for advancement can be obtained on a timely basis and, in such event, the profitability outlook of the Company will be adversely affected or the Company may be unable to sustain its operations, in which case you may lose your investment.

The Company does not have any "reserves".

        The Company is an exploration stage company without "reserves". A "reserve" is that part of a mineral deposit which could be economically and legally extracted or produced as demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined. The Company is currently undertaking an exploration drill program and metallurgical testing at the Converse Project in a move toward completing a preliminary feasibility study in fiscal 2004. A commercially viable mineral deposit may not exist on any of the Company's properties and further exploration is required before a final evaluation as to the economic and legal feasibility is determined.

        In the event that the Company begins processing material in its mill prior to completing a preliminary feasibility study or a final feasibility study and unless it finds a commercially viable mineral reserve, the Company will not know how long it will be able to afford to mill gold bearing material from the properties and, as such, may be forced to cease milling mineralized material with little or no prior notice. Without a completed final feasibility study, the Company will not know if mineral reserves exist at the site or if such gold bearing material can be are commercially mined and processed.

The Company is subject to significant exploration and mining risks that could materially and adversely affect its operations.

        Mineral resource exploration, advancement, and operations are highly speculative, and are subject to, among other things, significant risks such as failure to discover mineral deposits or finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. If we are unable to return a profit, you may lose part or all of your investment.

        Few properties that are explored are ultimately advanced into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.

        The Company has relied and may continue to rely upon consultants and others for exploration, advancement, construction and operating expertise. Substantial expenditures are required to establish mineral reserves through drilling, to advance metallurgical processes to extract the metal from mineral resources and, in the case of new properties, to advance the mining and processing facilities and infrastructure at any site chosen for mineral exploration.

        The Company may not discover sufficient quantities of minerals to justify commercial operations and funds required for advancement may not be obtainable on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company has not generated revenues from operating in the past and may never generate revenues from operations.

        To date, the Company has not recorded any revenues from its mineral exploitation nor has the Company commenced commercial production on any of its properties. The Company may suffer significant additional losses in the future and may not ever be profitable. The Company's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, advancement and commercial production of its properties are acquired. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to continue to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations, which may not occur at all. The advancement of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and advancement of properties. If the Company does not generate revenues, it may be unable to sustain its operations, in which case it may become insolvent and you may lose your investment.

If production commences, the revenue generated by the Company's gold operations will be subject to volatility in the price of gold.

        Any future revenue that may be generated by the Company's operations, if production commences, and thus its future profitability will be significantly affected by changes in the gold price. The price of gold fluctuates widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mineral exploitation and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price. If gold prices should decline and remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to commence or continue activities or commercial production.

If production commences, the Company may hedge part or all of its future gold production, which could limit future revenues.

        If production commences, the Company may hedge a portion or all of its future gold production to protect the Company against low gold prices and/or to satisfy covenants required to obtain project financings. Hedging activities are intended to protect the Company from the fluctuations of the price of gold and to minimise the effect of declines in gold prices on results of operations for a period of time. Hedging activities may limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. In such circumstances, the Company's results of operations and profitability could be adversely affected.

The Company's mineral resource estimates may be inaccurate, which could adversely impact the Company's financial condition, and thus its future profitability.

        The mineral resource estimates included herein are estimates prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, in accordance with applicable regulatory and industry standards. The estimates are based on available data and can change as a result of new information relating to ore grade, production or capital costs and the price of gold. These amounts are estimates only and the actual level of recovery of gold or other minerals from such resources may not be realized.

The Company's operations are subject to various regulatory requirements. If the Company is unable to comply with such requirements, its financial condition and results of operations could be materially adversely affected.

        Mineral exploitation, advancement of the properties and exploration activities, such as those of the Company, are subject to extensive laws and regulations governing prospecting, advancement, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company's inability to comply with current or future regulations could materially adversely affect its financial condition and results of operations.

Environmental regulation and liability could have a material adverse effect on the Company's results of operations and financial condition.

        All of the Company's operations are subject to environmental regulations which can make operations expensive or prohibit them altogether.

        The Company is subject to potential liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, advancement of the properties and production. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company's results of operations and financial condition. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse affect on the Company. The Company has not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price.

        All of the Company's exploration, advancement and production activities are subject to regulation under one or more of the various state and federal environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the financial capability of the Company or its subsidiaries. Inasmuch as posting of bonding in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, increases in bonding requirements could prevent operations even if the Company and its subsidiaries were in full compliance with all substantive environmental laws.

The Company may require additional licences and permits from various governmental authorities.

        The Company may require additional licences and permits from various governmental authorities to continue and expand its exploration activities. The Company may not be able to obtain these licences and permits that may be required to carry out its exploration activities and, in such event, the financial condition of the Company will be adversely affected. In the event that the Company was not able to obtain the necessary licenses and permits to continue or expand its exploration activities, it would not be able to continue its planned exploration and advancement activity on the properties which, in turn, would have a detrimental effect on the future of the Company.

The Company is required to reclaim certain properties that it disturbs while completing its exploration programs.

        The Company is subject to reclamation requirements in connection with its exploration programs. These programs aim to minimize long-term effect of exploration and land disturbance by requiring the Company to control possible deleterious effluents and to re-establish, to some degree, pre-disturbance landforms and vegetation. There is a risk that regulatory authorities may increase reclamation and bonding requirements to such a degree that it would not be commercially reasonable to continue exploration activities on certain properties.

Title to the Company's properties could be challenged or impaired which could adversely impact its ability to operate.

        The Company's ability to operate its mineral properties depends on the validity of title to such properties. Title to, and the area of, mineral resource claims may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, the Company may face challenges to title to its properties, which, if successful, could impair the advancement and/or operations at such properties.

        Certain of the Company's mineral rights consist of "unpatented" claims created and maintained in accordance with the U.S. General Mining Law of 1872 (the "General Mining Law"). Unpatented claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law. In addition, unpatented claims are always subject to possible challenges by third parties or contests by the federal government, which, if successful, could prevent the Company from operating its gold properties and, thereby, materially adversely affect the Company's results of operations.

        In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law, which, if adopted, among other things, would impose royalties on gold production from currently unpatented claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company's operations, it could reduce estimates of the Company's reserves and impede the Company's future exploration and advancement activity on federal lands.

The Company's insurance coverage for specified risks may be inadequate.

        In circumstances where the Company may suffer a significant loss for which the Company has inadequate insurance coverage, or no insurance coverage, the Company may be materially adversely affected. In certain cases insurance may not be available to the Company in the future, may be uneconomical or may be inadequate to cover any resulting liability. In addition, such insurance may contain exclusions and limitations on coverage which could limit the Company's rights to recover for a future loss. Any significant loss that the Company may suffer which is not insured could have a material adverse effect on the Company's financial condition.

The Company competes with other companies for properties and may be unable to become profitable in the face of such competition.

        The Company's business is intensely competitive and the Company competes with other companies, many of which have greater resources and experience. Competition in the industry is primarily for mineral rich properties which can be advanced and can produce economically; the technical expertise to find, advance, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and advance its properties. The Company's inability to compete with other companies for these resources would have a material adverse effect on the Company's results of operation and business.

A loss of key employees may impair our ability to successfully implement our business plan.

        The Company depends on a number of key employees, namely Jeffrey R. Ward, Richard D. McNeely, Edward Devenyns and Robert Hawkins. The Company does not have key-man insurance for these individuals, however each of these individuals are party to an employment agreement with the Company. See "Executive Compensation – Employment Agreements". The business of the Company is and will be dependent upon the active participation of these individuals in implementing the Company's planned exploration and advancement programs. The Company also anticipates that it may become dependent upon other key personnel and/or consultants in the future. The loss of any one of these individuals could have a material adverse effect on the Company.

The Company may have insufficient funds to continue exploration and operations.

        As of September 30, 2003, the Company had sufficient financial resources to undertake the Company's planned exploration and advancement programs. Further exploration on, and advancement of, the Company's mineral resource properties will require additional capital, which may not be available to the Company on commercially reasonable terms. In addition, the Company has options to acquire interests in, or is party to joint ventures in respect of, certain of its properties. The Company may require additional financing to meet its obligations under these agreements and such funds may not be available. In addition, a positive production decision on any of the Company's advancement projects would require significant capital for project engineering and construction. Accordingly, the continuing advancement of the Company's properties will depend upon the Company's ability to obtain capital through debt financing, equity financing, the joint venturing of projects, or other means. The Company may not be successful in obtaining the required financing for these or other purposes, in which case, the Company's ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's potential interest in certain properties.

Certain of the Company's officers and directors have interests that may conflict with that of the Company.

        The Company's directors and officers serve as directors or officers of other natural resource companies or companies providing services to the Company, or they may have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and advancement of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Company making the assignment. In accordance with the laws of Ontario, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Item 3 – Properties

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

        This section uses the terms "measured" and "indicated resources". We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

MINERAL PROJECTS

        Mine Development Associates ("MDA") was retained by the Company to complete an assessment of the Esmeralda Project, the Goldfield Project and the Converse Project (the "Projects"). These reports were prepared in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Properties, of the Canadian securities regulations. The technical report for the Esmeralda Project was prepared by Dr. Peter Knudsen, P.Eng. and Neil Prenn, P.Eng. The technical report in connection with the Goldfield Project was prepared by Scott Hardy, P.Eng., Neil Prenn, P.Eng. and Steve Ristorcelli, P.Geo. The technical report for the Converse Project was prepared by Scott Hardy, P.Eng., Steve Ristorcelli, P.Geo., and Charles V. Muerhoff, P.Geo. The following summaries have been prepared with the consent of MDA and, in some cases is a direct extract from the MDA reports. The table disclosure in connection with 2002 drilling results for the various projects was prepared by the Vice-President, Exploration, Robert Hawkins, P.Geo.

        The table below summarizes the Measured and Indicated gold resources from the Projects. A breakdown as to the Measured and Indicated resources for each individual project has been provided elsewhere in this Form 10. See "Esmeralda Project — Mineral Resource Estimates", "Goldfield Project — Mineral Resource Estimates" and "Converse Project — Mineral Resource Estimates".

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.    This section uses the terms "measured" and "indicated resources". We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Esmeralda, Goldfield, and Converse Projects Resources

Measured Resources

Cutoff oz Au/ton	Tons 000's	Grade oz Au/ton
0.010	17,439.0	0.033

Indicated Resources

Cutoff oz Au/ton	Tons 000's	oz Au/ton
0.010	114,140.7	0.023

Measured and Indicated Resources

Cutoff oz Au/ton	Tons 000's	Grade oz Au/ton
0.010	131,579.7	0.024

        The Company has applied the latest and most reliable in geologic and data gathering technique to the information that constitutes the mineral resource figures provided above and elsewhere in this Form 10. Drill holes have been drilled on spacings considered adequate by industry standards for the types of geology and mineralization at each deposit. There is, however, the possibility that geologic and mineral resource interpretations between two known points or drill hole intercepts may not be as the data may suggest. Although drilling techniques, sampling procedures, and assay quality are continually checked by the Company, there continues to be a chance of error in mineral resource estimates.

        All of the mineral resources reported in this Form 10 were calculated using the arbitrary assumption that they would at the very least qualify and be inventoried as low-grade, heap-leachable deposits. Therefore the cut-off grade of 0.01 oz Au/ton used represents the industry-wide low average for a cut-off in a heap leach gold deposit. The actual calculation of a real cut-off is not possible until the deposit has been mined, hauled, stacked, and leached for a period of time to determine its cut-off. This actual cut-off is also based upon the price of gold during the period of time the deposit is being mined and processed.

Esmeralda Project

Introduction

        In March of 2000, the Company acquired the Esmeralda Project from the trustee in bankruptcy for a U.S. subsidiary of Real Del Monte Mining Corporation, Aurora Consolidated Mines, Inc., for total consideration of $457,000. The purchase price included a 350 tonne per day milling facility. Since the acquisition, the Company has continued to assemble strategic properties within the district for the additional consideration of $1,145,000. The Company currently owns all significant claims or property within the district with the exception of one, which is leased to the Company. See "Esmeralda Project – Property Description and Location – Property Description and Area".

        Resources for this project are contained in three deposits, all with historic production. These deposits are referred to as the "Martinez Deposit", the "Humboldt-Hilton Deposit" and the "Prospectus Deposit".

Property Description And Location

Location

        The Esmeralda Project is located in Mineral County, Nevada approximately 100 miles southeast of Reno, Nevada and about 30 miles west of the town of Hawthorne in Mineral County.

Property Description and Area

        The Esmeralda Project consists of 93 patented claims, 800 acres of fee lands, and 306 unpatented lode-claims totaling over 5,644 contiguous acres that encompass the entire district. All claims and fee land are owned by the Company except a certain patented claim, covering approximately 6.9 acres which is leased pursuant to the terms of an exploration agreement. The initial term of this lease is for 10 years (expiring January 1, 2012) and may be extended beyond and initial term provided that the lease is in good standing and a minimum of $50,000 has been expended on "Development Work" within the initial term. For purposes of the lease, the definition of "Development Work" includes, without limitation, among other things, geological, geochemical and geophysical surveys and sampling, drilling, trenching and assays, and other activities to be performed by the Company on or for the benefit of the premises which are intended to further the exploration and development of the premises. Annual payment obligations under the terms of this lease are $20,000 per annum which amount is escalated after the fourth year. The lease also contains a provision for a net smelter return royalty in the event that the property goes into production. Some of the claims and fee land are subject to underlying royalties. The property boundary and deposits are shown in the below figure.

Property Boundary and Deposits

Accessibility

        Access is via county-maintained gravel roads which connect to population centers at Hawthorne to the east, Yerington 45 miles to the north, and Bridgeport, California 40 miles to the west. The area can also be accessed from the south via Bodie Canyon which connects with the ghost town of Bodie, California.

Infrastructure

        The Company obtained a complete processing and tailings disposal system with its purchase of the property including a crushing plant, a functional 350 ton per day CIL mill, a refinery, an assay lab, and an office complex. Adequate three-phase power exists at the property via an overland transmission line to operate the mill. Adequate water is available via three water wells on the property that were test pumped by the Company in 2001.

History

        High-grade silver ore was first discovered in the area in 1860. Since this time, historical records indicate the total production from the Esmeralda district totals about 1.9 million ounces of gold.

        Prior to the Company's purchase of the Esmeralda Project very little work had been completed outside of that portion of the district where a majority of previous mining has taken place. No systematic geochemistry, geophysics, or geologic mapping had been attempted, and as such, structural interpretation and understanding of the complex system of faulting and veining was poorly understood.

        For the first time since the district was discovered, the Company has created a district wide geological map based upon both historic data and recent extensive mapping, sampling and drilling that has been performed by the Company. Through this process, the Company has expanded and continues to advance its understanding of the district. This understanding of the district has guided the Company in their exploration.

        Recent work by the Company has provided underground access to the Prospectus and Martinez deposits that allows for close-spaced ore delineation core drilling from underground drill stations, and a means for further exploration of the deposit. The Company has also began to refurbish the mill on the property.

Geological Setting

        The Esmeralda District is hosted within a prominent occurrence of extrusive and intrusive volcanic rocks along an important regional structural trend (Walker Lane) that has contributed important mineralizing fluid conduits to numerous Nevada gold and silver deposits. Suitable host formations from the volcanic occurrence have been broken and altered (prepared) to accept later gold and silver rich solutions from below along the Walker Lane faults, fractures, and breaks.

Mineralization

        The Prospectus, Martinez, and Humboldt-Hilton vein systems represent open fractures that have been filled with quartz and minerals containing gold and silver. These veins are parallel to one another and strike with a major regional mineralizing trend that encompasses three other gold silver deposits along a "strike" ("strike" refers to the direction or trend of a geological structure) length of 30 miles.

        The textures mapped and interpreted by the Company's geologists suggest the vein systems currently exposed by exploration drilling at the Esmeralda Project are relatively high in the mineralization-forming process and additional mineralization can be expected at depth. The known lengths of the Prospectus, Martinez, and Humboldt-Hilton veins is approximately 4,921 ft with identified mineralization in their upper 650-1000 ft of observed vertical extent.

        Gold occurs as native gold and combined with silver as electrum. Silver occurs as silver sulfides, sulfosalts, and base metal sulfides. Quartz and calcite are the primary "gangue" ("gangue" refers to the valueless rock or mineral aggregates in a mineralization) materials associated with mineralization. Gold and silver can occur in minable grades along the entire length of the vein narrow higher-grade zones or shoots can contain gold and silver grades 10-50 times greater. The gold-silver mineralizing event is late in the overall vein formation, filling fractures that run parallel to or across the vein.

        High-grade mineralization within the Prospectus vein system is of particular interest as there may be several high-grade mineralization shoots that comprise the bulk of the mineral resource within the vein system. High-grade mineralization shoots may be up to 20 meters long parallel to strike and are generally quite thin, less than one meter. "Down-dip" ("down-dip" is a direction that is downward and parallel to the dip of a structure or surface) extent of the mineralization shoots is unknown as they are open at depth.

        Veins at Esmeralda vary in width along strike lengths and down dip averaging approximately 2 meters. The mapped occurrence of parallel veins in the district extends discontinuously for a strike length of 4 kilometers. Down-dip extent of vein mineralization is unconstrained. Exploration drilling at Esmeralda has penetrated veins as deep as 250 meters. Veins dip at moderate to steep angles; post-mineral tilting of veins is likely.

        All historic production of precious metals in the Esmeralda district has come from banded quartz-adularia-sericite veins. Within the main portion of the district, almost 100 individual veins have been documented of which over 30 have seen production. Detailed mapping of veins has been completed on Middle, Last Chance and Humboldt-Hilton and within the Prospectus, Humboldt and Juniata-Chesco open pits. Logging several hundred meters of cored vein intercepts has augmented these observations.

Exploration

        The recent exploration of the district has concentrated on shallow oxide material from the Humboldt-Hilton and the open-pit material in the Martinez, Prospectus, and Ann deposits. In general, recent exploration has not tested many of the areas with historic production outside these areas or deeper mineralization in areas with recent production.

        The Company has initially focused upon the need to begin preliminary bulk mineralization processing until measured resources are proven to support commercial milling operations while continuing surface and underground exploration. To fulfill this goal an understanding of the geology, mineralization, and previously obtained drill hole data was necessary. Geologists entered the old drill hole data base into the Company's software programs and mapped and sampled the entire district in detail. Based on the Company's understanding of data and geology the Company initiated an inital exploration drilling program in areas that had been previously drilled beneath the existing open pits where anomalous gold-silver intercepts were apparent. Early drilling by the Company established the validity of these zones and provided targets for further underground work that led to the delineation of minable gold-silver resources at Prospectus and Martinez, and targets for future work at Humboldt-Hilton. The Company also recognized the need for core drilling and down hole surveying of drill holes to further validate the anomalous intercepts of previously completed exploration drill programs. The Company used modern drilling techniques, sample collection, and assaying procedures in all of its work at the Esmeralda Project since work began in 2000. Detailed knowledge of the veins gained from analysis of all drilling and geologic mapping has defined additional targets in close proximity to existing underground gold-silver resources. The Company is currently extracting and processing mineralized material at Esmeralda in order to make a determination as to the most efficient extraction and processing methods that should be used at this project. The mineralized material being extracted will be processed through the mill. Information gained during the test milling will determine expected mill recoveries and costs associated therewith. The cost structure generated during this preliminary extraction and milling phase will be used to calculate the economic cutoff grade for further extraction and processing. The cutoff grade will then be used to determine which mineral resources, if any, may be classified as proven and/or probable reserves.

        Mapping and sampling of the Esmeralda Project has significantly improved the Company's ability to explore the district. Favorable quartz veining has been mapped and sampled within a geological structural window that exposes older and more favorable host rocks along a strike length of four miles and a width of two miles. Multiple parallel veins have been mapped throughout this zone, many of which have never been drilled and/or mapped and sampled. Gold and silver geochemistry has defined the important portions of the hundreds of vein outcrops that occur throughout the district.

        Geochemistry, alteration and structural mapping in pre-mineral, overlying rocks have revealed hidden veins anomalous in gold that have never been drilled. Initial drilling during 2001 on the Marcia target intersected anomalous gold in several favorable quartz veins beneath 100 meters of cover. Favorable veins and favourable rock hosts have been mapped beneath younger volcanic flows on all sides of the district.

        Geologic mapping and geochemical sampling of the veins in detail and throughout the entire district has led to a workable understanding of the veins and mineralization. The exploration potential has been enhanced significantly with the identification of numerous important, anomalous, undrilled veins over a four-square-mile area.

Drilling

Historic Drilling

        The drill hole database obtained with the purchase of the property contained over 1,900 drill holes that had been completed by several different companies over a 30-year period of time. All but 30 to 40 of these drill holes are within an area that makes up only approximately 10% of the district. A majority of this drilling had been either conventional rotary or reverse circulation rotary with emphasis on the discovery of bulk minable deposit types adjacent to the old district production. Most of the historic drilling was completed by the Aurora Partnership (and later Electra Mining Consolidated Ltd.), who worked the Humboldt-Hilton, or Consolidated Nevada Goldfields Company ("CNGC") who worked the Prospectus, Martinez, and Ann areas.

2000 Drilling Program

        The Company's drilling program was designed to intercept the high grade zones located below existing workings with surveyed core holes.

Drilling Results

        The ability for the Company surveyed core holes to penetrate the same high-grade zones as the old RC drill hole database gives a measure of credibility and continuity to those intercepts. Based upon these results the Company plans to further advance these areas in the near future by gaining underground access for additional drilling, mapping, and face sampling that can bring these resources into a higher category.

        The 2000 core-drilling program by the Company was successful in establishing the existence and continuity of the old-high-grade intercepts to alleviate the concern regarding down hole contamination. The holes were surveyed and deviation corrections were established for each area based upon deviations from the Company holes and the few holes surveyed in the past. These corrections were applied to the drill hole database for underground mineral resource calculations performed in specific areas. The Company also carried out an independent lab check assay program on intercepts gained from their core drilling in 2000. The below table shows important intercepts from the year 2000 Phase One drilling program.

Highlights from the 2000 Metallic drilling program at Esmeralda
Prospectus Deposit(1)

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade oz Au/ton	Grade oz Ag/ton
PD-00-4	397.18	402.82	5.64	4.92	0.293	0.88
PRD-00-1	369.00	369.98	0.98	0.66	0.201	0.32
PRD-00-2	446.98	449.02	2.03	1.64	2.173	27.04
PRD-00-2	458.99	459.91	0.92	0.66	0.269	5.60
PRD-00-2	472.83	475.10	2.26	1.64	0.623	6.39
PRD-00-3	568.80	574.31	5.51	4.59	0.173	6.39
PRD-00-7	399.02	405.22	6.20	4.92	0.146	0.23
PRD-00-10	284.58	285.70	0.98	16.99	0.151	0.44
PRD-00-10	287.89	289.99	2.10	1.97	0.174	0.37
PRD-00-10	335.93	340.91	4.99	4.59	3.401	16.63
PRD-00-11	265.81	269.39	3.58	2.95	0.455	4.35
PRD-00-11	317.06	318.93	1.87	1.64	12.603	52.91

(1)
All drilling discussed in the above table was completed through a combination of reverse circulation and core drilling, with the exception of PD-00-4 which was core drilling only.

  Humboldt/Hilton Deposit(1)

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade oz Au/ton	Grade oz Ag/ton
HRD-00-3	559.02	564.30	5.28	2.62	0.149	0.28
HRD-00-4	506.89	509.02	2.13	1.31	0.301	3.11
HRD-00-4	578.02	581.96	3.94	1.64	0.181	0.45
HRD-00-4	586.35	594.55	8.20	2.95	0.197	0.35
HRD-00-5	585.50	588.39	2.89	1.31	0.172	0.35
HRD-00-5	700.92	704.36	3.44	1.97	0.161	0.32
HRD-00-6	548.72	559.02	10.30	3.94	0.253	0.60
HRD-00-7	601.74	608.01	6.26	2.62	0.188	0.24

(1)
All drilling discussed in the above table was completed through a combination of reverse circulation and core drilling.

Martinez Deposit(1)

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade oz Au/ton	Grade oz Ag/ton
MRD-00-1	376.71	381.30	4.59	NA	0.212	0.27
MRD-00-1	437.50	438.16	0.66	NA	0.330	0.94
MRD-00-1	521.10	521.59	0.49	NA	0.829	2.69
MRD-00-1	583.69	590.16	6.46	NA	0.239	1.19
MRD-00-2	552.20	564.40	12.20	10.82	0.645	2.68
MRD-00-2	612.01	613.62	1.61	NA	0.178	0.16
MRD-00-3	471.92	481.33	9.41	6.89	0.454	2.58
MRD-00-3	483.99	489.01	5.02	4.26	0.347	1.32
MRD-00-3	494.00	497.54	3.54	2.95	0.177	0.27
MRD-00-4	405.51	408.99	3.48	3.60	0.165	0.38
MRD-00-4	414.01	416.77	2.76	2.62	0.254	0.15
MRD-00-4	440.75	462.53	21.78	20.66	1.413	4.00
MRD-00-4	462.99	469.00	6.00	5.90	0.211	0.76
MRD-00-4	479.00	483.99	4.99	4.92	0.164	0.59

(1)
All drilling discussed in the above table was completed through a combination of reverse circulation and core drilling.

        Reverse Circulation drilling in 2002 produced the following results that are not included in mineral resource estimates.

Highlights from the 2002 Metallic drilling program at Esmeralda

Prospectus Deposit

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade oz Au/ton	Grade oz Ag/ton
PRC-02-08	608.01	612.01	4.00	3.61	0.66	0.50

Martinez Deposit

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade oz Au/ton	Grade oz Ag/ton
MRC-02-03	435.01	445.01	10.00	6.89	0.178	1.05
MRC-02-03	560.01	564.99	4.99	3.28	0.195	0.79
MRC-02-03	745.01	750.00	4.99	3.28	0.341	0.41
MRC-02-04	670.01	675.00	4.99	3.28	0.560	2.30
MRC-02-05	720.01	735.01	14.99	10.17	0.160	0.50
MRC-02-06	545.01	554.99	9.97	6.56	0.216	2.04
MRC-02-07	495.01	514.99	19.98	13.45	0.540	1.20
MRC-02-10	560.01	564.99	4.99	3.28	0.271	1.20
MRC-02-10	660.01	664.99	4.99	3.28	0.662	3.50

Ann Deposit

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade oz Au/ton	Grade oz Ag/ton
ARC-02-13	100.00	120.01	20.01	13.12	0.379	0.67

Highlights from the 2003 Metallic Drilling Program at Esmeralda

2003 Drill Program

        During 2003, the Company continued the advancement of declines at the Prospectus and Martinez vein systems that provides access for underground core drilling and continued exploration. Encouraging mineralization encountered from this underground drilling has justified the construction of crosscuts into the veins, and stopes, and the rehabilitation of all processing facilities towards a target production startup early in 2004. The Company is awaiting independent verification of these drill results before the mineralization can be added to the Company's mineral resource estimates.

Prospectus Deposit

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade opt Au	Grade opt Ag
PUG-3	129	140.6	11.6	10.44	1.07	1.22
Including	129	132	3	2.7	2.57	2.55
PUG-5	135	136.7	1.7	1.53	0.515	2.02
PUG-16	150	155	5	4.5	0.74	4
Including	150	152.5	2.5	2.25	1.42	5.84
PUG-23	100	107.7	7.7	6.93	0.504	3.82
Including	105	107.7	2.7	2.43	1.12	7.76
PUG-45	56	69	13	11.7	1.94	3.81
Including	60.45	64	3.5	3.15	3.34	3.28
PUG-48	97	109	12	10.8	4.26	12.74
Including	100.1	100.5	0.4	0.36	109.99	307.61
PUG-51	49.5	61	11.5	10.35	3.31	7.77
Including	49.5	51	1.5	1.35	6.4	12.54

Martinez Deposit

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade opt Au	Grade opt Ag
MUG-11	189	191	2	1.8	0.35	0.3
MUG-21	61	76	15	13.5	0.164	0.317
Including	66	71	5	4.5	0.317	0.546
MUG-24	3	19	16	14.4	0.153	0.57
Including	3	8	5	4.5	0.227	0.86

Sampling and Analysis

        A total of 2,103 drill holes have been completed in the project area through 2002. Reverse Circulation ("RC") drilling during 2002 totalled 39,331 ft in 61 holes. Most of the drilling in the project area has been completed by RC drilling (1,918 holes). Most of the Company's core holes were pre-collared with an RC drill rig and cased for later entry by the core rig. Most of the sampling completed prior to the Company was from reverse circulation drilling and were generally collected on 5 ft intervals. The core hole locations chosen for the drill programs were selected so as to be representative of the deposits for the metallurgical testing.

        The Company has implemented a series of data checks and validation procedures at the Esmeralda project. The Company's procedure and policy towards understanding and verifying old drill hole data has been successful in establishing the existence and continuity of high-grade gold and silver intercepts. Although downhole contamination does exist in specific areas its significance has been relieved by recent work. Sample checks, relogging of drill holes and surveying of new holes, have further verified the projects overall viability. The Company's data verification programs have included (i) duplicate assay of every tenth sample by Bondar Clegg Laboratories and Chemex Laboratories; (ii) standards analysis included in each assay run; and (iii) check assay program. MDA concluded that collecting its own duplicate samples for verification purposes was not warranted since the Esmeralda Project has nearly two million ounces of recorded gold production.

Mineral Resource Estimates

        The total Measured and Indicated gold resources for the Esmeralda Project are summarized in the table below.

        The veins that have been targeted by the Company at the Esmeralda Project have been mined and processed by prior owners in the same mill that the Company intends to use. The Company has assessed and analyzed 9 years of processing records from prior milling operations which, in turn, has provided the Company with a high degree of comfort that it should proceed with its plans. Recent metallurgical work conducted by McClelland Metallurgical Labs has been completed and the results of which provide metallurgical justification to the proposed process discussed elsewhere in this Form 10. See "Esmeralda Project — Future Exploration".

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources". We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Esmeralda Project Resources

Measured Resources(1)

Cutoff oz Au/ton	Tons 000's	Grade oz Au/ton
0.010	17,439.0	0.033

(1)
Includes the Measured Resources of the Humboldt-Hilton, Martinez and Prospectus deposits.

Indicated Resources(2)

Cutoff oz Au/ton	Tons 000's	Grade oz Au/ton
0.010	13,271.5	0.028

(2)
Includes the Indicated Resources of the Humboldt-Hilton, Martinez, Prospectus, and Humboldt-Hilton heap leach deposits.

Measured and Indicated Resources(3)

Cutoff oz Au/ton	Tons 000's	Grade oz Au/ton
0.010	30,710.5	0.031

(3)
Includes the Measured and Indicated Resources of the Humboldt-Hilton, Martinez, Prospectus, and Humboldt-Hilton heap leach deposits.

        The mineral resource estimate for the Esmeralda Project is based upon fences of angled drill holes that penetrate the individual vein systems from top to bottom on 50-100 ft centers perpendicular to the strike of the vein. The fences are 50-100 ft apart spaced along the strike of the vein.

        A density factor of 2.5 t/m3 was used for the mineral resource calculation. This factor is based on limited density test data and was arrived at by using the published density factors for quartz and adjusting it for voids. This factor compares favorably with the density factor used by Nevada Goldfields for production reconciliation. Historic mineral resource estimates completed by the Aurora Partnership and CNGC used tonnage factors between 2.37 and 2.56 t/m3.

        MDA used a tonnage factor of 20.55 cubic ft per ton (1.56 t/m3) for the 1996 calculation of heap resources. This was the factor measured and used by the Aurora Partnership to account for material on the heap.

        Composites on 2.5 meter intervals were used to estimate resources for the Martinez and Humboldt/Hilton deposits. The Martinez was divided into four areas and the Humboldt-Hilton was divided into two areas.

Factors Affecting Mineral Resource Estimates

        It was pointed out by the MDA report that the following factors could effect mineral resource data and modeling of the Esmeralda Project. In addition to enumerating these issues, MDA has made several recommendations to help minimize the effect of these factors on future estimates which the Company intends to follow.

•
All gold mineralization occurs in quartz veins. The veins were originally thought to pinch and swell, however detailed surface geologic mapping indicates that the structure has changed the thickness. For example, faulting in the Prospectus deposit has caused the veins to be thinner in some areas and duplicated in others along the strike of the deposit. Improved mapping of underground geology and core drilling would greatly improve understanding the mineral resource and optimizing its advancement.

•
All the deposits contain high-grade gold, however, since the size and shape of the high-grade zones are not fully understood, MDA was restricted in the mineral resource estimate. A better definition of the high-grade component would improve the mineral resource estimate.

•
Very few of the drill holes are core (less than 1%). Core drilling would add important structural information for the deposits.

•
Maps of old underground workings are available; however, it is not known how accurate or complete the maps are.

Environmental Liabilities

        The Company is obligated to complete reclamation (see "Glossary of Terms" for definition of "reclamation") on disturbance created by previous owners in the Humboldt, Prospectus, and Martinez areas and has posted bonds in the aggregate of $831,359 as at September 30, 2003, with the Nevada Department of Environmental Protection and with the United States Forest Service to satisfy these obligations. Any new disturbances or changes in the size of the project would necessitate additional permitting and bonding with the appropriate agency.

Future Exploration and Property Advancement

        Historic production from the Esmeralda district came from the Prospectus and Martinez deposits, both areas that have been mined recently and areas that have not been explored by modern methods. The Company plans to explore for extensions of known areas with resources, and in areas that have not been explored or mined in recent times. Additional exploration activities on certain lands within the Esmeralda Project require that a Plan of Operations to be submitted and processed through the United States Forest Service. To date the Company has submitted two plans in connection therewith. Additional bonding will likely be required by the United States Forest Service in connection with these additional exploration activities. The amount of the bonds will be based upon the amount of expected surface disturbance and, as such, the Company anticipates such bonding obligations to be between $5,000 to $9,000. On private land, additional exploration activities are provided for in the reclamation plan filed with the Nevada Department of Environmental Protection. The Company is required to update this plan if additional exploration activities are contemplated. The Company provided the Nevada Department of Environmental Protection with an updated plan at the end of November, 2003.

        The Company has placed priorities on exploring the known resources, starting with the Prospectus deposit. The Company plans to explore resources in the Prospectus area initially by a combination of surface drilling and underground advancement and drilling. In 2003, the Company purchased underground exploration equipment and started work on two underground ramps at the Prospectus and Martinez areas. These ramps allow access to the veins for channel sampling, detailed geologic mapping and close-proximity core drilling and to be used as haulage for future mineral exploitation. The Company will begin exploration drilling on gold targets outside of known resource areas in 2004.

        Advancement of the ramps began in 2002, continued in 2003 and is continuing into 2004 and is directed towards advancing the Prospectus and Martinez underground exploration and mineralization shoot exposures and making the existing processing facility operational. Exploration drilling outside the main district will also move forward with continued geologic mapping, geochemical sampling, and drilling. Claim acquisition will also proceed with the continued acquisition of important peripheral areas.

        Both the Martinez and the Prospectus deposits have hosted open-pit workings in the past. Currently, both Martinez and Prospectus also host underground portals which the Company plans to develop further.

        The portal for the Martinez deposit was collared at the southeast end of the Martinez open-pit by the Company in late 2002. From this portal, all access tunneling ramps downward at a -15% grade. The Martinez open-pit was mined by CNGC in the 1980's and 1990's. During the previous operation of the mine, the Martinez open-pit experienced two major pit-wall failures in the late 1990's and was closed soon thereafter. The portal at the Martinez was started outside of the open-pit limits to eliminate the possibility that a further wall failure could endanger the portal. Waste-rock from the portal construction has been deposited back into the Martinez open-pit. The Company is careful to ensure that vehicular travel and waste-rock dumping in the open-pit stays a safe distance from any suspect areas of high-walls in the open-pit. There are other old workings (Chesco deposit) above the portal which have been rehabilitated by the Company. The Chesco workings are associated with different veins, are not connected to the new workings being undertaken by the Company nor are they intended to be in the future. The Company intends to use the historic workings of the Chesco deposit to stage further exploration drilling.

        The Prospectus portal was started within the Prospectus open-pit. The Prospectus open-pit was also historically mined by Nevada Goldfields, Inc. The Prospectus open-pit was not as deep and did not experience the same pit-wall failures as the Martinez open-pit and, as such, the Prospectus portal was collared in the open-pit roughly in the middle of the south high-wall. A steel structure was installed at the portal to protect against the possibility of rocks falling from above. In addition, the location selected for the portal has a wide catch-bench approximately 20 ft above the top of the portal to prevent rocks falling from higher above. Tunneling to access the Prospectus vein at depth begins at the portal and ramps downwards at -15%. There are old underground workings excavated by CNGC closely beneath the bottom of the open-pit and above the workings that the Company has excavated. The Company intends to mine upwards on the Prospectus vein near or through the old workings depending on the grade encountered in select areas of the vein. An "undercutting" stoping method will be used at the Prospectus deposit. Waste rock from the underground workings is being deposited back into the open-pit in a similar fashion as the Martinez deposit.

        The 2003 Phase One program continues the advancement of underground access to the 3800 and 3560 high-grade zones on the Prospectus vein to establish exploration drill stations and provide exposure of the mineralization shoots for channel sampling and detailed mapping at those locations. An underground exploration decline was started to advance underground access for drilling the Prospectus deposit. Drilling will also explore the down dip extents of the known shoots and explore for suspected new shoots along the Prospectus vein between the 3800 and 3560 shoots.

Property Royalties and Payment Obligations

        The Esmeralda Project is subject to a number of NSR royalty obligations ranging from 3% to 6.5% on patented claims and from 1.5% to 2% on the unpatented claims. In addition, the annual holding costs of the property comprising the Esmeralda Project totals $35,201 per year.

Permits

        All permits are in place to begin mineral exploitation, processing, and waste and tailings disposal on existing disturbed lands. Exploration outside disturbed areas may require additional permits and bonding. The tailings complex is permitted to add enough capacity for four years of operations at the present processing configuration. Engineering and permit applications are in progress towards increasing the tailings disposal to accommodate future expansion.

Goldfield Project

Introduction

        In March of 2001, the Company acquired its interest in the Goldfield Project through the acquisition of all of the issued and outstanding shares of Romarco Nevada Goldfield Inc. ("Romarco Goldfield"), now Metallic Goldfield Inc. ("Metallic Goldfield") from Romarco Minerals Inc. The consideration consisted of a payment of $150,000 for the Goldfield Project with a deferred payment of $100,000. In August of 2002, the Company acquired the Gemfield Property (now part of the Goldfield Project) from Newmont for consideration consisting of approximately $1,000,000 and a sliding scale royalty. Since the acquisition in March 2001, the Company has been the operator and has been responsible for data handling, permitting, exploration and all other facets of the project.

        The Goldfield Project land holdings within this area are very large and very complex in terms of the location, ownership and spatial relationship of patented and unpatented claims. Existing defined resources are contained in three areas on the Goldfield property, namely Goldfield Main, which has had the majority of the historical production (the "Goldfield Main Area"); McMahon Ridge, lying north of the Goldfield Main Area (the "McMahon Ridge Area"); and Gemfield which is located northwest of the Goldfield Main Area (the "Gemfield Area"). The Goldfield Project is currently in the exploration stage and definitive economic studies have not yet been carried out.

Property Description and Location

Location

        The Goldfield Project is located approximately 258 miles north of Las Vegas, Nevada and 262 miles south of Reno, Nevada along U.S. Highway 95. The Goldfield Main area is approximately one-half mile east of the highway and the town of Goldfield, Nevada. The McMahon Ridge Area is about two-and-a-half miles northeast of the town of Goldfield. The Gemfield Area is located about two miles north of the town of Goldfield, straddling U.S. Highway 95.

Property Description and Area

        The Goldfield Project consists of 385 patented and 849 unpatented claims totalling approximately 18,540 acres located in Esmeralda and Nye Counties, Nevada.

Description of Mineralized Zones

        The below figure shows the external property boundary and the mineral resource areas. This figure also shows the location of the defined resources at Goldfield Main, McMahon Ridge, and Gemfield. The Company controls the majority of the area within the external property boundary.

History

        Gold was first discovered in the Goldfield District in 1902. The district rapidly grew into a major gold producer due to the very high grades mined until the 1920's. Sporadic production from the district has occurred until recent times with an accumulated district-wide total of over 4 million ounces of gold production. In terms of gold production, there have been very few ounces produced outside of the Goldfield Main Area since the 1930's.

        Production figures for the property since 1990 are uncertain but significant tonnage of heap leach mineralization was extracted by American Resource Corporation ("ARC") from the Combination, Red Top, and Jumbo open pits during its tenure. Nevertheless, a July 1995 report from American Pacific Minerals ("APM"), an affiliated company of ARC states that 532,379 tons grading 0.044 oz Au/t were mined from the pits. North Mining leased the exploration rights for the property in 1996, and conducted exploration activities on the property through 1998. In 1998, Rea Gold Corporation and its subsidiaries declared bankruptcy, and the property interests and reclamation responsibilities were acquired by Decommissioning Services LLC, ("DSL") a Reno, Nevada private company. Romarco Goldfield, a wholly owned subsidiary of Romarco Minerals Inc., obtained a mining sublease, lease, and option to purchase agreement for the DSL properties in 1999. Romarco Goldfield conducted exploration activities on the property until the Company purchased the U.S. interests of Romarco Goldfield (now Metallic Goldfield) from Romarco Minerals Inc. in April 2001. The Company has been actively exploring for gold throughout the greater Goldfield district since that time, concentrating on the McMahon Ridge and Gemfield Areas.

Geological Setting

        The Goldfield district is located at the site of a complex and long-lived igneous intrusive and volcanic center that is defined by eruptive vents and peripheral circular faults called ring fractures. Gold mineralization has predominantly occurred along the ring-fracture zone within 600 ft of the surface in the Goldfield Main and McMahon Ridge areas where fractures and faults have provided conduits for mineralizing fluids. The extrusive volcanics most frequently serve as host formations to mineralization along the ring fracture zone. Zones of intense mineralization along prominent zones of weakness ("ledges") in the Goldfield Main, McMahon Ridge, and

Gemfield areas produced extremely high-grade gold mineralization. Where adjacent host formations to the ledges were permissive, lower-grade, more disseminated gold mineralization formed in broken, fractured rocks.

Mineralization

        The higher-grade mineralization bodies are irregular sheets and pipes within silicified zones or ledge systems. The gradation from ore-grade silicified rock to very low grade or barren silicified rock generally occurs over a distance as small as several feet; although some historic records indicate that there is no discernable contact between them. This observation is well supported by the results of numerous drill holes completed in recent years in both the Goldfield Main Area and on McMahon Ridge by Romarco Goldfield and the Company.

        In disseminated deposits north of the main part of the district, which includes the Gemfield Deposit, mineralization occurs as irregular bunches and pipe-like masses within the altered and fractured zone adjacent to ledges, extending from the surface to a rather uniform depth of about 200 ft. The deepest mineralization at this location is less than 500 ft below the surface. Most of the gold mineralization is oxidized. Some of the mineralization is very rich, the best containing several tens of ounces of gold per ton.

Exploration

Historical Exploration

        Extensive work has been done by the U.S. Geological Survey (the "USGS") on the distribution of gold and other mineralization-related elements at Goldfield.

        Identification of certain minerals in samples have been directly related to gold mineralization. Drill hole and surface geochemical assays also indicate those elements that are directly associated with gold mineralization in structural zones throughout the district.

        Numerous gold-bearing mineralized zones have been identified using surface sample geochemistry, the most important of these are located within twelve highly prospective target areas. These twelve target areas occur within five major structural zones. The target areas include those with historic production as well as others that have little or no previous gold production but exhibit certain geological characteristics that indicate a high level of mineral exploration potential.

        Based on the results of surface geochemical exploration, two main geochemical regions have been identified in the greater Goldfield district. A strong northeast oriented line of geochemical separation exists between these two regions and is visible in geochemical plots. The location of the line separating the two geochemical regions correlates very well with the east edge of a northeast trending structural zone.

        All of the major past producing mines in the Goldfield district are found on the northwest side of the line of geochemical separation. In this region, gold mineralization closely follows the ring fracture system becoming strongest where cross faults are present.

        Various induced "polarization-resistivity surveys" ("polarization-resistivity surveys" is a method of ground geophysical surveying using an electrical current to identify mineralization) conducted in the Goldfield district over the years have tended to outline zones of silicification without the distinction as to the character of copper-gold mineralization. Most of the induced polarization work completed to date has shown the ability of recognizing silica ledges to depths of more than 200 ft by measuring resistivity.

2001 Exploration Program

        The Company commenced exploration activities in May 2001. The main focus of the fieldwork during the 2001 field season was drill target definition in the southeastern part of the Goldfield Project area using a combination of geological mapping and soil geochemistry. The soil geochemical sampling program completed in September 2001 covers an area of about 1,600 acres. A total of 1,890 soil samples were collected on a grid spacing of 200 ft by 200 ft. The results of this work have defined two attractive and previously unrecognized drill targets located along a major east-southeast-trending structural zone that connects with the Goldfield Main Area mineralization on the southeast side. Other exploration tasks undertaken during the 2001 field season included:

  1.
  Detailed geologic mapping and geochemical sampling in the Jumbo open pit;

  2.
  District-scale geologic mapping from the McMahon Ridge-Black Butte area eastward along the northeast extension of the highly prospective ring-fracture zone;

  3.
  Detailed geologic mapping completed in a number of other areas mainly in the southeastern part of the Goldfield district; and

  4.
  Approximately two-line miles of soil gas geochemistry was completed in the northwestern part of the Goldfield district.

  5.
  Compilation of a new district scale geologic map that includes recent mapping and interpretation.

2002 Exploration Program

        Exploration activities in the Goldfield Project area during the early part of the 2002 field season included the completion of approximately 22,220 ft of drilling in 61 holes. This total includes 19,800 ft of reverse circulation drilling and 2,419.6 ft of diamond drilling. The 2002 phase II drilling program has also been completed which totalled 40,780 ft of reverse circulation drilling in 114 holes.

        158 of the 2002 drill holes are located on McMahon Ridge, and the remaining 17 holes were collared in the Goldfield Main Area between the Red Rock and Combination open pit mines. Most of the phase I drilling at McMahon Ridge Area was designed to be "in-fill" holes ("in-fill" refers to the process of drilling within a defined mineralized area to improve the definition of the known mineralization collared between existing drill holes completed by Romarco Goldfield or other operators prior to the Company's involvement. The phase II program consisted of a combination of additional in-fill and "step-out drilling" ("step-out drilling" refers to the process of drilling beyond a defined mineralized area to identify extensions of the mineralization).

        One of the main objectives of the 2002 drill program completed by the Company was to test 1,400 ft of strike length along McMahon Ridge. Phase I drilling in this area effectively has established nominal 100-ft drill hole spacing in the central part of the nearly one-mile-long McMahon Ridge target area.

        The phase II program in 2002 and additional drilling during the first half of 2003 added an additional 66,365 ft of reverse circulation drilling to the McMahon Ridge Area project total that was not used in the mineral resource calculation. Approximately the first 20 holes of this program are designed to test the down-dip extension of mineralization in the McMahon Main Zone, and most of the remaining footage will be to better define the lateral extents of mineralization in the McMahon Ridge East, West, and Belmont Fault Zones. This program added an additional strike length of 3,400 ft to the McMahon Ridge Area. Including the McMahon Ridge Main Zone (1,400 ft long), the known strike length of prospective gold mineralization on McMahon Ridge is 4,800 ft. The known vertical extent of mineralization in this area is more than 800 ft and the data, did not indicate that the bottom of the system has yet been reached.

        During the first half of 2003, the Company completed an additional 25,585 ft of drilling in 54 Reverse Circulation holes to complete the definition of the McMahon Ridge Deposit that was initiated during 2002. The 2003 drilling has completed the evaluation of the deposit by defining the lateral and down dip extents of mineralization and 100 feet centers. The McMahon Ridge drill hole data base will now be interpreted and re-evaluated to produce a preliminary feasibility study of minable ounces.

        The following table shows the significant intercepts achieved during the phase II 2002 reverse circulation drilling. These results have not been included in resource estimates.

Highlights from the 2002 Metallic drilling program at Goldfield

McMahon Ridge(1)

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade oz Au/ton
MCM-164	320	355	35	24.6	0.958
MCM-176	145	170	25	13.3	0.922
MCM-182	230	255	25	25.0	0.165
MCM-184	90	105	15	15.0	0.247
MCM-185	65	85	20	16.6	0.155
MCM-192	190	200	15	12.8	0.426
MCM-246	190	210	20	18.0	0.415
MCM-247	40	45	5	3.2	0.795
MCM-257	285	300	15	11.7	0.300
MCM-262	375	425	50	34.0	0.277
MCM-263	305	350	45	31.2	0.184

(1)
All drilling discussed in the above table was completed through reverse circulation drilling.

2003 Exploration Program

        During 2003, the Company completed the delineation of the Gemfield and McMahon Ridge mineral resources on 100 ft centers. The Company is awaiting independent verification of its drill results from a qualified expert before the mineralization can be added to the Company's mineral resource estimates.

Highlights from the 2003 Metallic drilling program at Goldfield

Gemfield

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade oz Au/ton
GEM-200	140	185	45	40.5	0.114
GEM-206	65	80	15	13.5	0.143
GEM-213	45	230	185	166.5	0.048
GEM-214	40	165	125	112.5	0.06
GEM-238	90	155	65	58.5	0.12
GEM-248	75	205	130	117	0.07
Including	90	120	30	27	0.26
GEM-259	70	150	80	72	0.13
Including	80	105	25	22.5	0.27
GEM-268	35	120	85	76.5	2.94
Including	80	95	15	13.5	15.21
GEM-269	35	200	165	148.5	0.21
Including	55	65	10	9	1.61
GEM-314	395	550	155	139.5	0.072
Including	530	545	15	13.5	0.21
GEM-317	425	555	130	117	0.09
Including	480	530	50	45	0.2
GEM-337	385	595	210	189	0.07
Including	470	510	40	36	0.25
GEM-346	385	580	195	175.5	0.047
Including	490	525	35	31.5	0.11
GEM-376	40	220	180	162	0.052
Including	100	145	45	40.5	0.13

Highlights from the 2003 Metallic drilling program at Goldfield

McMahon Ridge

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade oz Au/ton
MCM-311	70	100	30	24.9	0.105
Including	85	95	10	8.3	0.218
MCM-314	585	615	30	24.9	0.2
Including	585	595	10	8.3	0.56
MCM-319	80	90	10	8.3	0.39

Sampling and Analysis

        Romarco Goldfield began drilling in 1999 and has continued through the present as the Company, though not continuously. Romarco/and the Company's personnel were responsible for drilling and used similar procedures for sampling, sample preparation and assaying for the entire time with only minor changes. MDA believes that the Company's sample handling (between the drill rig and sample pick up by the lab) was done in a technically sound manner. Quality control efforts (check sampling and assaying for example) are adequate though not done in a manner that is comprehensive and consistent. MDA did see RC drilling while on the site and found it to be done in a fair and adequate manner. MDA had minor suggestions, which would optimize the program but nothing was noted that is considered improper.

        Little is known about the sample preparation, assaying, quality control and security for drilling between 1970 and 1995. Because of this, detailed sample integrity and sample result comparisons were made between Romarco/and the Company's drill data and previous campaigns. Corrective actions were taken for significant unexplained differences. However, based on experience and limited knowledge of the exploration history and first hand experience with some of the previous operators, MDA assumed that "normal" drilling procedures were used followed by "standard" sample preparation and assaying procedures.

        The Company completed a representative core drilling program during late 2003 to obtain large diameter core from throughout the deposits to be used for metallurgical samples taken from the Gemfield and McMahon Ridge deposits. The core hole locations were selected so as to be representative of the deposit for the metallurgical testing. Kappes Cassiday & Associates are in the process of conducting bottle roll, column leach, and density tests of all mineralization and rock types. The mineralized material at the Main District deposit has been mined and processed by prior owners in the recent past whose records indicate the metallurgical qualities of this material.

McMahon Ridge Area

        The McMahon Ridge Area mineralization is continuous and reasonably predictable. Though the presently-defined mineral resource is small, the model is conservative in volume and ongoing drilling will expand the defined size. The deposit lends itself to open pit mining near the surface and underground mining of high grade ledges at depth. The lack of well-defined geology makes it difficult to evaluate the integrity of the samples.

        MDA believes that there is some downhole contamination present in some of the campaigns, but without definitive proof, cannot eliminate samples.

Goldfield Main Area

        The open pit mines in the Goldfield Main Area during the early 1990s had problems reconciling tons and grade to any model used to predict production. This could be due to a number of factors including (i) problems with the underlying data; (ii) problems with the model elimination; (iii) assay problems in the company lab; (iv) blasthole pattern and poor grade control; (v) "stope" definitions ("stope" refers to an underground excavation from which mineralization is being extracted; (vi) tonnage factors; or (vii) excessive mining dilution/mineralization loss.

        The lack of diamond drilling in the district makes the detailed structural interpretation difficult just as it makes the definition of stope fill material difficult to define. In addition, there is a marked lack of check sampling for the various drill campaigns. Accordingly, corrective action taken to compensate for the apparent grade discrepancies lowered the classification of the mineral resource from Measured to Indicated and resulted in a more conservative approach in the estimation than otherwise justified.

Mineral Resource Estimates

        The below tables illustrates the Goldfield Project Indicated Resources:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources". We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Goldfield Project

Indicated Resources

Cutoff oz Au/ton	Tons 000's	Grade oz Au/ton
0.010	23,410.2	0.031

        The mineral resource estimate for the Gemfield deposit is based upon a grid of vertical drill holes spaced 100 ft apart that are directed at a gently dipping, tabular shaped deposit.

        The mineral resource estimate for the McMahon Ridge deposit is based upon fences of angled drill holes that penetrate the individual vein systems from top to bottom on 50-100 ft centers perpendicular to the strike of the veins. The fences are 50-100 ft apart spaced along the strike of the vein.

        The mineral resource estimate for the Goldfield Main Area deposit is based upon vertical drill holes spaced 50 ft apart that are directed at a gently dipping tabular shaped deposit.

Environmental Liabilities

        DSL, the former holder of the lease on patented and unpatented claims in the main district with past recent production, is responsible for reclaiming the disturbed areas on the leased grounds. The Company currently owns all the DSL claims in the district. The Company is currently actively exploring the district and is responsible for reclamation of their exploration activities.

        As owner of the patented claims, the Company could become liable to remediate any potential future environmental liabilities associated with those claims that may arise as a direct result of previous operations at the Goldfield Project. Operational sampling of the waste rock indicates that most if not all of the waste rock has acid generating potential. However, the probability of an acid drainage problem advancing from the American Resource Corporation ("ARC") dumps is not high, based on the low precipitation at the site. If acid rock drainage does progress from the ARC dump, the claim owner would likely be held liable by the State for cleanup and remediation of the problem, especially considering that ARC is bankrupt.

        There are old mine shafts, adits and other workings scattered over the patented claims at the Goldfield Project and throughout the former ARC-controlled and joint ventured patented claims. Based on their characteristics (vertical deep shafts) and proximity to the town and highway, many of these features would be classified by the Division of Minerals standards and documenting their secured condition can minimize liability.

        On the patented claims of interest to the Company there exist numerous shafts and adits, several historic mine dumps, a few modern small abandoned heap leach projects and the recent ARC waste rock dumps and open pits. All of the above are available for continued leaching into the groundwater and surface waters. There is evidence that both deep and shallow groundwater in the area is of poor quality. As the owner of claims with old dumps and tailings, there could potentially be liability under the Comprehensive Environmental Response Compensation and Liability Act (the "CERCLA") for both the cost to clean up or otherwise stabilize such features and to remediate any surface water and groundwater contamination. The United States Environmental Protection Act and the State of Nevada have not to date expressed concern with either the mine wastes or the condition of the groundwater.

Future Exploration

        The Company commenced exploration activities in May 2001 and has worked towards drill target definition in the southeastern part of the Goldfield project area using a combination of geological mapping and soil geochemistry. In 2002 the East Goldfield drill targets were defined leading up to the Company's existing exploration and 2002 and 2003 exploration plan. Drilling continues and, to date, almost 100,000 ft of drilling has been completed. Additional drilling is still justified but the program now requires a period of compilation, interpretation and analysis.

        As at September 30, 2003, the Company had spent approximately $2,200,000 on the project. MDA reviewed their planned program, which due to the ongoing nature of their exploration, is in its infancy. The planned program is broken down into three main areas: McMahon Ridge, Gemfield, and Goldfield Main. The focus of these programs is to explore still untested targets, expand unknown resources, and to better define the resources and their potential minability. It must be noted that the amount of ground controlled by the Company and potential areas of mineralization indicate that the budget defined here is only the beginning of the planned exploration and advancement project.

        McMahon Ridge has had significant amounts of successful drilling completed. This data now will be compiled, interpreted, and analyzed and a new mineral resource will be completed as the data has significantly expanded the known resources and significantly improved its understanding. The study will attempt to fully evaluate and understand the high-grade zone. It is hoped that demonstrating continuity and geometry will greatly enhance the confidence and accuracy of the mineral resource model, if not improve the calculated economics. Following mineral resource estimation, an economic scoping study, which assesses both open pit and underground mining potential, will then be completed. The scoping study will require some metallurgical test work, which has been incorporated into the budget. It is believed that some of the high-grade intercepts may require offset drilling for verification and that there is additional potential for mineralization with the projected Sandstorm Rhyolite at depth. In total, the proposed McMahon Ridge budget for fiscal 2003 is $395,000. If this primary work demonstrates a potential for economic mineral exploration, Metallic will undertake additional mapping, sampling and geometric studies to further assess the deposits.

        The Gemfield district had been evaluated as an open pit mine by Kennecott Exploration Company but later explored by Franco-Nevada for the high-grade potential. The subsequent and highly successful infill drilling program completed by the Company in the first half of 2003 has proven the continuity of mineralization detected by Kennecott and added significantly to the overall parameters of the deposit by increasing the overall grade and extending the outer limits of the deposit which is still open. Important high grade conduits to the main deposit have been intersected thus contributing to the geologic understanding and grade of the deposit. Surface mapping coupled with detailed logging of drill cuttings has contributed to the understanding of host rock controls at Gemfield and is pointing the Company into new exploration areas.

        The Goldfield Main area has the potential to expand the estimated resources but also has some potential problems with the underlying data that defines these resources. As such, the recommended plan calls for work to be done on validating the existing data, making a metallurgical model, and then optimizing a pit. A preliminary scoping study may also be done to define how much effort and cost should be incurred on advancement of the Goldfield Main Area.

        The Tom Keane area is located approximately five miles east of the Goldfield Main area along the southern portion of the ring fault system. Historic drilling at Tom Keane previously detected high grade gold associated with Goldfield style ledges. The strike length of the Tom Keane structural zone as defined by intense hydrothermal alteration and anomalous gold mineralization is approximately 1.6 miles. Exploration drilling at the Tom Keane target area will include approximately 4,000 ft of reverse circulation drilling. The fiscal year 2003 drilling program budget is $60,000. The program is designed to test a known area of gold mineralization that has had some historic gold production.

        The Goldfield Project has both pre-existing surface and underground mining activities within the project area, as well as milling operations. The Company anticipates that none of these pre-existing mining activities will have a material affect on the ongoing exploration, or anticipated exploitation and advancement of the Goldfield Project. Traditional and proven extraction practices utilized by the Company allow for safe and efficient operation for new exploration and exploitation and property advancement within areas of pre-existing mining operations. The Company utilizes these proven practices to minimize the potential for material problems to occur.

        The Company may make an effort to consolidate district land holdings at the Goldfield Project. At this time, the Company is not able to predict these consolidation costs.

Property Royalties and Payment Obligations

        The Goldfield Project is subject to a number of royalty obligations ranging from 3% to 5% in the Gemfield Area, 3% to 3.5% in the Goldfield Main Area and 2% to 7% in the McMahon Ridge Area. The annual fees payable under lease obligations and to the Bureau of Land Management ("BLM") for the Goldfield Project total $342,086 in 2003, $254,580 in 2004, and $261,780 in 2005.

Permits

        The Company is currently planning to conduct only exploration. The Company conducts its exploration activities on federal land under three Notices of Intent to Conduct Mineral Exploration Activities, which are in good standing and will remain effective provided the surface disturbance under each does not exceed five acres in size. The Company is currently in the process of an environmental assessment to further advance drilling on the Gemfield Area.

Converse Project

Introduction

        The Converse Project is an advanced exploration project. Until recently the Converse Project was a joint venture with Newmont (50%) and the Nike Venture (50%). The Nike Venture consisted of UUS (50%), a wholly-owned subsidiary of Cameco, and Romarco Nevada Inc. ("Romarco") (50%). In March of 2001, the Company acquired the issued and outstanding shares of Romarco, now Metallic Nevada Inc. ("Metallic Nevada") from Romarco Minerals Inc. for payment of $216,700. The original participants in the Converse venture were Santa Fe Pacific Gold Corporation ("SFPG") (acquired by Newmont in 1997), Uranerz U.S.A., Inc. (acquired by Cameco in 1998 and renamed UUS Inc.) and Romarco (acquired by the Company in 2001). Uranerz/UUS has been the operator of the Converse Project since the inception of the Nike Venture in 1995. The Nike Venture vested its interest in the Converse joint venture with Newmont in August 2002. In accordance with the terms of the joint venture agreement, Newmont exercised its option to become operator of the Converse Project, and subsequently provided notice to the parties of its intention to sell its 50% interest in the joint venture.

        On November 15, 2002, Metallic Nevada acquired Newmont's interest in the Converse project for consideration of $1,000,000. Under the terms of the acquisition agreement, the 5% NSR royalty on production payable to Newmont for production from the SFPG (now Newmont) sections has been replaced with a sliding scale NSR royalty between 3% and 5%, depending on gold price; at gold prices between $300 and $400 per ounce, the NSR royalty to Newmont is 4%. Newmont has a back-in right to acquire a 50% interest in the Converse Project upon completion of a bankable final feasibility study or expenditure by Metallic Nevada of $8,000,000. This right is exercisable upon payment of 500% of Metallic Nevada's expenses to date and Metallic Nevada remains manager unless it holds less than a 50% interest. On November 15, 2002, Metallic Nevada also acquired UUS's interest in the Nike Venture for consideration of $500,000. The Company now owns 100% of the Converse Project.

Property Description and Location

Location

        The Converse Project is located in Buffalo Valley, in the southeast corner of Humboldt County, Nevada, USA, approximately 18 miles northwest of the town of Battle Mountain (Lander County, Nevada) and 30 miles southeast of Winnemucca (Humboldt County, Nevada).

Property Description and Area

        The Converse Project is comprised of four sections of private land owned by Nevada Land and Resources Company, 224 unpatented claims owned by Nevada North Resources (USA) Inc., and 36 unpatented claims owned by UUS. Total land area in the Converse property is approximately eleven square miles.

Joint Venture and Property Agreements

        The Company is party to the following property agreements relating to the properties that comprise the Converse Project:

1.
Purchase Agreement dated November 15, 2002 between Newmont Mining Corporation and Metallic Nevada Inc, pursuant to which Newmont Mining Corporation has retained (a) a joint venture option allowing them to acquire a 50% working interest in the project upon the completion by the Company of a bankable final feasibility or the expenditure by the Company of US$8 million. Pursuant to this agreement Newmont Mining Corporation is required to spend a 500% of the Company's expenditures in order to give effect the option. Under such circumstances the Company would remain operator. Alternativey, Newmont Mining Corporation may retain a 3-5% net smelter return royalty depending on gold price as described in the Royalty Deed (discussed below)

2.
Royalty Deed dated November 15, 2002 between and Newmont Mining Corporation Metallic Nevada Inc. pursuant to which Newmont Mining Corporation shall be entitled to receive a sliding scale net smelter return production royalty which is indexed to the price of gold such that if the price of gold is less than $300/oz the NSR shall be 3%; if the price of gold is $300.00-$400.00/oz, the NSR shall be 4%; and if the price of gold is greater than $400.00/oz the NSR shall be 5%. In the event Newmont Mining Corporation makes the election to participate in the joint venture as described in 1 above, Newmont shall lose its interest in this royalty deed.

3.
Minerals Lease dated August 3, 1987, between Nevada Land & Resource Company, LLC (successor in interest to Southern Pacific Land Company) and Newmont Mining Corporation, pertaining to four fee sections. The term of the lease is 25 years which may be extended, no annual payments or production royalty payments due.

4.
Mining Lease between Nevada North Resources and Metallic Nevada Inc. dated August 31, 1994, pertaining to 224 unpatented lode mining claims. The term is of the lease is for 20 years with current annual advance royalty payment indexed to the price of gold. In the event that the price of gold is less than $275/oz, the royalty payment is $50,000. If the price of gold is $275.00-$375.00/oz, the royalty payment shall be $75,000 and in the event that the price of gold exceeds $375/oz, the royalty payment due is $100,000. The mining lease also provides for a sliding scale NSR production royalty indexed to the price of gold ranging from a 3% NSR in the event that gold is $275/oz to a maximum of a 5% NSR in the event that the price of gold exceeds $375.00/oz. In the event that a federal royalty is imposed, the Company is entitled to reduce to NSR production royalty obligation to 2% by payment of $1 million.

Accessibility

        The Converse property can be accessed from U.S. Interstate 80 at the Valmy exit, approximately 14 miles northwest of Battle Mountain. From Valmy, a county-maintained gravel road leads south to within two miles of the project area; unimproved dirt roads provide access to the project site from the county road.

History

        The Converse Project has been explored for gold since 1989 by Chevron Resources Company, Cyprus Mines Corporation, Independence Mining Company, Uranerz U.S.A. Inc., and the Nike Venture. To date, 155 drill holes, totalling 103,979 ft, have been completed on the Converse Project. Most of the drilling (89,687 ft; 86%) was reverse circulation, with only a modest amount of core (5,017 ft; 5%) and mud rotary (9,275 ft; 9%) drilling. The majority (89%) of the drilling was done by the Nike Venture. There has been no production from the Converse Project to date.

Geological Setting

        The Converse Project is hosted in Paleozoic clastic, calcareous, sedimentary rocks and is entirely covered by young valley-fill gravels. These same sedimentary rocks as well as older quartzites beneath host important gold deposits along the Battle Mountain gold belt that occurs immediately east of the Converse Gold Deposit. Converse marks the western boundary of this important gold belt. Important mines along the Battle Mountain Trend include the Twin Creeks, Lone Tree, and Phoenix gold deposits owned by Newmont Mining Company and the Marigold Complex owned by Glamis Gold Company.

Mineralization

        Gold mineralization at Converse is thought to occur late in the episode of granitic intrusions as concentrated gold bearing hydrothermal solutions from the magmatic event precipitate quartz and gold into the open fractures described above. This gold precipitation occurs within a wide halo of hornfelsed fractured host rock around the intrusive event that produces a contiguous tabular deposit that roughly conforms with the attitude of the sedimentary rocks.

Exploration

        Exploration of the Converse area began in 1988 when claims were staked by Nevada North Syndicate. From 1989 to the present, Nevada North leased or joint ventured the property with several companies, including Chevron, Cyprus Mines Corporation, and Independence, who explored the Converse area as part of the larger Nike property.

        Since 1994, when Uranerz acquired the lease to the Nike property, all exploration at the Converse Project and the encompassing Nike project was completed by the Nike Venture. Uranerz was the operator of the project until their acquisition by Cameco in 1998, in which Uranerz became UUS, a wholly-owned subsidiary of Cameco. Cameco, through a management agreement with UUS, became operator of the Nike and Converse projects.

        The Nike Venture has explored the Converse property using aeromagnetic surveys, detailed gravity surveys, geochemical modeling, petrographic and mineralogic studies, preliminary metallurgical testing, and drilling to identify, delineate, and characterize the gold resources in the North and South Redline deposits. The Nike and Converse projects were combined into the single Converse Project in 2001.

Sampling and Analysis

        From 1995 through 1999, the Nike Venture has implemented extensive check assay programs, reviewed and revised laboratory sampling protocols to minimize assay variance, and performed check and duplicate sample analyses. In addition to the rigorous check assaying programs conducted by the Nike Venture, additional data verification studies were done by MDA, including check sampling, evaluation of twin hole data, and assessment of the potential for downhole contamination in RC drilling.

        There was a high degree of variability between the original drill hole assays and subsequent check assays. The Nike Venture recognized the discrepancies between the assay datasets and evaluated and modified sample preparation and assaying techniques in an attempt to increase the reproducibility of their sample assays. The use of the revised sampling protocol minimized the assay variance. MDA did not believe there is a systematic bias in the check assay or check sample data, but rather the variance between individual assay and sample datasets is the result of the in situ heterogeneity of the deposit and its effects on drill sampling and sample preparation.

        There was an occurrence of the higher-grade gold mineralization which is not fully understood due in part to the large percentage of reverse circulation drilling and wide drill spacing (400 ft to, locally, 200 ft). Accordingly, MDA was unable to define contiguous zones of higher-grade mineralization when modeling the deposit. As a result, lower-grade samples diluted higher-grade samples during the mineral resource estimation. MDA pointed out however that refinement of the high grade gold population would not substantially change the amount of in situ metal estimated, but it would better define the distribution and location of these grades.

        The above-mentioned items notwithstanding, the overall confidence in the data defining the mineral resource is good. Because of the extra work performed by USS/Cameco in trying to understand the assay reproducibility issue, and the use of check assays in the database, which partially minimizes the effects of sample heterogeneity and sampling errors, MDA believes the data allows for a model that fairly reflects the quantity of the in situ gold mineralization in the Redline deposits.

        Representative core holes located throughout the deposit were drilled in late 2003 for the purpose of metallurgical testing by Kappes Cassiday & Associates on the Converse mineralized rock. The core hole locations were selected so as to be representative of the deposits for the metallurgical testing. Bottle roll, column leach, and density tests will be completed during the first quarter of 2004.

2003 Drill Program

        During 2003, the Company completed reverse circulation and core drilling on the Converse mineral resource that was designed to verify past drilling by previous owners and obtain core for metallurgical testing. Results from this drilling has provided verification for the Company's stated mineral resource estimates.

Highlights from the 2003 Metallic drilling program at Converse

North & South Redline

Drill Hole	From	To	Intercept (ft)	True Thickness (ft)	Grade oz Au/ton
NK-120	30	375	345	310.5	0.03
NK-122	200	840	640	576	0.024
NK-129	430	725	295	265.5	0.032

Mineral Resource Estimates

        MDA completed a data review, resource model, and resource estimate of the Converse project, North and South Redline deposits for UUS/Cameco in March 1999. Since there have only been five drill holes completed on the Converse Project property since that time (only one of which was drilled in the resource area), the mineral resource estimated in March 1999 is presented here. As no mining, processing, or economic studies have been completed, no mineral reserves are reported for the Converse Project.

        The mineral resource estimate for the North and South Redline deposits is set out in the table below.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources". We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Converse Project Resources — North & South Redline Deposits
Indicated Resources

Cutoff oz Au/ton	Tons 000's	Grade oz Au/ton
0.010	77,459	0.020

        The mineral resources estimate for the North and South Redline deposits are based upon vertical drill holes spaced 400 ft apart that penetrate a gently dipping tabular shaped deposit.

        MDA concluded that the mineral resource model used fairly reflected the quantity of the in situ gold mineralization in the Redline deposits, though the actual location and distribution of metal was less well-defined, hence the classifications of Indicated and not Measured.

        MDA was confident that the data defining the mineral resource and the resulting mineral resource estimate was good. MDA believes the Nike Venture used or exceeded industry standards in collecting geologic data, evaluating sampling procedures, and performing check sampling and assaying to verify drill results.

Environmental Obligations

        The Company's current environmental liability in connection with the Converse property is minimal. Presently, there is only approximately 3 acres of unreclaimed disturbance on the Converse property. In addition, there are 1.7 acres of disturbance that has been reclaimed, but not yet released by the BLM. There are no other environmental liabilities that the Company is aware of in connection with the Converse property.

Future Exploration And Advancement

        MDA believes that the significant mineral resource at Converse has the potential to support a mining operation. The Company's course of action for the immediate future is to maintain the property and initiate a preliminary scoping/engineering study to evaluate the potential for economic advancement of the North and South Redline deposits. This study would evaluate project economics using estimates of mining, processing, and capital costs, conceptual mine planning, differing production rates, and escalating gold prices. The Company has completed an initial drill program infill drilling program during 2003. Metallurgical testing is currently underway.

        The current level of drill spacing (roughly 400 ft) in the North Redline deposit and in the western half of the South Redline deposit is not adequate to demonstrate Measured Resources; additional drilling is needed to improve the definition of grade and tonnage in these areas, as well as to better define the zones of higher grade mineralization. There is also a considerable amount of material currently classified as Inferred Resources in both the North and South Redline deposits that MDA believes can be upgraded to higher-confidence mineral resource categories with closer-spaced drilling. MDA estimates that about 40,000 ft of drilling is needed to achieve these objectives, with 20% completed by core drilling.

        Future work should also include additional column leach tests, specifically on material from the North Redline deposit. Under improved economic conditions, the North Redline deposit would likely be advanced ahead of the South Redline deposit, as North Redline mineralization occurs at a shallower depth and has a higher average grade. Since there has been no core drilling done at North Redline, MDA recommends that several of the proposed delineation core holes be drilled to collect samples for column leach tests; these holes should be located centrally in the North Redline deposit. Some of the core samples could also be used to obtain additional specific gravity measurements.

        The Company may also complete additional cyanide leach assays (CN shaker tests) on drill samples collected throughout the North and South Redline deposits to aid in characterizing metallurgical variability. In addition, the Company currently plans to conduct heterogeneity studies of the North and South Redline deposits to better understand the distribution of metal in the deposits and to help optimize sampling protocols. A preliminary scoping study is also planned to identify the economic conditions necessary to justify the acceleration of exploration and advancement at the Converse property.

        MDA believes there may be potential to expand the mineral resource at the Redline deposits and elsewhere within the Converse property. Although the near-surface potential on the Converse Project appears to have been adequately tested, there is the potential for discovering additional gold mineralization associated with high-angle structural zones at several locations on the property and associated with the abundant sulfide occurrences at depth below the North Redline deposit. Further evaluation of the existing data needs to be done to better understand the targets in these areas.

Permits and Leasing

        Exploration of the Converse Project is carried out under two Notice of Intent ("NOI") permits and the Plan of Operation ("POO"), approved by the BLM. The POO acted to consolidate various permitting requirements around the North and South Redline deposits. Upon acquiring the UUS interest in the Nike Venture, the POO and the NOI permits have transferred from UUS to Romarco (now Metallic Nevada) such that Metallic Nevada is now responsible for the disturbance reclamation bonding. The Company has purchased state-wide bonding totalling an aggregate of $6,000 to cover exploration disturbance reclamation obligations.

        The Company, through its wholly-owned subsidiary, Metallic Nevada Inc., is responsible for 100% of the claim maintenance fees due to the BLM and 100% of the annual lease payment due to Nevada North. Annual land and lease payments for the Converse Project is $73,210.

Red Rock Project

        The Red Rock Project is located 70 miles southwest of Tonopah in Esmeralda County, Nevada and lies within the productive Walker Lane Structural Belt. The project consists of 140 unpatented claims that are owned or controlled by the Company, and covers an area of approximately 2,800 acres. More than seven target areas have been defined predominantly on the basis of anomalous to ore-grade intercepts in drill holes. Four companies explored the property, mostly for bulk tonnage gold deposits, from the early 1980's to the mid 1990's. Phelps Dodge made the initial discovery in 1989 targeting geophysical and geochemical anomalies in the pediment. The property was acquired by Romarco in late 1997 who were attracted by the high-grade drill hole intercepts and similarities of the epithermal quartz-adularia veins to those in the Midas District. The Company acquired the property via its acquisition of Romarco in 2001. Since early 1998, a large volume of exploration data has been compiled, additional claims staked, surface exploration work (sampling and mapping) was conducted, and two drilling programs were carried out.

        At least three different styles and ages of gold mineralization are recognized on the Red Rock property. Epithermal quartz-adularia veins have been the principal target of most of the drilling completed to date. The veins have an interpreted east west and/or northeast trend and near-vertical dip. The vein mineralogy and geochemistry is fairly simple, with very fine-grained free gold and/or electrum, minor ruby silver pyrargy-rite, and possibly other silver and antimony minerals.

        Exposed banded chalcedonic quartz veins in the South Ridge target area are similar to those in the discovery area, while banded chalcedony veins on Rhyolite Hill area and the nearby McNutt area may be the higher level expression of the veins encountered in drill holes in the discovery area. Older pre-Tertiary styles of gold mineralization include mesothermal-metamorphic, bull quartz-type veins possibly related to the Inyo batholith. These veins often contain weak-moderately anomalous gold (generally < 1 ppm), but may be difficult to distinguish from white Palmetto chert and more prospective epithexmal veins in RC cuttings. Intrusion-related gold mineralization is also advanced, and is associated with magnetite-bearing skam and favorable copper-bismuth ± tellurium geochemistry; irregular carbonate-hosted, silver-rich base metal jasperoid mineralization also occurs.

        To date, five companies have drilled a total of 81,543 ft in a combination of reverse circulation and diamond core holes. The Company proposes to extend the existing underground decline for mapping, sampling and underground drilling. This decline may be used as an access for future mine advancement and production.

Mustang Canyon Project

        The Mustang Canyon project is located along the northeast flank of the White Mountains in southwestern Esmeralda County, approximately 4 miles northwest of the Company's Red Rock project (discussed above). The project consists of 27 unpatented claims leased in early 1999 from Phelps Dodge Mining Company. The target is a volcanic-hosted, low sulfidation, quartz-adularia-type bonanza vein deposit. Data compilation, fieldwork (mapping and sampling), and geologic modeling have defined two priority drill targets (Stallion and Filly), as well as several other prospective areas. Of the 245 rock samples collected, most contain moderately to strongly anomalous concentrations of precious metals. The geology, geochemistry and modeling supports the interpretation that Mustang Canyon may represent the upper levels of a largely untested bonanza vein system hosted in a volcanic flow-dome complex.

        Previous drilling during the 1980's tested for bulk tonnage deposits. No holes were drilled beyond a vertical depth of 475 ft, and many of them encountered drilling and sampling difficulties or were drilled sub-parallel to the chalcedony-calcite-adularia veins.

        U.S. Steel previously explored the Mustang Canyon property in the early 1980's and Broken Hill Proprietary Company Limited explored the area in the late 1980's. Much of the early work was done immediately around the F&L mercury mine and was directed toward bulk tonnage gold-silver deposits. Together these companies drilled 10,105 ft in 27 holes. Ten of the holes were immediately around the mercury mine, which is essentially barren of precious metals; the remaining holes targeted mainly the "Horse Zone". The deepest hole was only 505 ft at -70o. Phelps Dodge Mining Company restaked the property in about 1995 recognizing the vein potential and similarities to the Red Rock property geology. In late 1996 and 1997 Phelps Dodge Mining Company drilled six reverse circulation holes totalling 3,315 ft; all of these holes were lost except one because of drilling difficulties. They attempted to test the down-dip extension of the Horse Zone, 500-700 ft in elevation below the previous drilling. One vertical hole was completed to a depth of 1,000 ft, but this hole was drilled more than 500 ft away from the more extensive and geochemically anomalous veins.

Gold Hill Project

        The Gold Hill Project is located approximately 30 air miles southeast of Wendover, Utah near the border with Nevada. The Company owns 12 patented claims covering 140 acres near the heart of the district where gold, arsenic, tungsten, and beryllium were mined during the early part of the 20th century from small underground mines. The Gold Hill district is composed of hydrothermally altered Paleozoic elastic and carbonate sedimentary rocks in contact with a mineralized granitic intrusive complex. Modern exploration efforts in the district have focused upon the discovery of Carlin-type gold deposits due to the close proximity to these productive systems in northern Nevada and western Utah. The Company believes very little effort has been expended in search of a variety of other gold systems including high-grade underground deposits. The Company has acquired a significant land position in the district and will conduct a detailed evaluation of all possible gold deposit types towards targeting future acquisition and drilling programs.

Mogollon Project

        The Mogollon Project is located in Catron County, southwest New Mexico approximately 85 miles northwest of Silver City, or 100 miles north of Lordsburg, New Mexico, in the Mogollon Mountains. The Company owns 208 acres within the heart of the district via 11 patented claims. Past production from the Mogollon district totals over 1 million ounces of gold and 50 million ounces of silver from steeply dipping quartz-calcite-fluorite-adularia veins hosted in Tertiary andesitic and rhyolitic volcanic rocks. The geologic setting at Mogollon is similar to other large underground districts in the western U.S. such as those exploited at Cornstock, Midas, and Esmeralda. The Company's knowledge of these systems will be important in unravelling the complex geology at Mogollon. Production from Mogollon was localized in several substantial mineralization shoots along a number of important veins within the district.

        The Mogollon District is defined by a complex system of quartz veining hosted in an equally complex pile of volcanic rock. Modern exploration and/or advancement have been limited by a poor understanding of the geologic framework, unconsolidated ownership, lawsuits, and poor access to surface exposures. This scenario suggests an excellent potential still exists for the discovery of significant new reserves within the extents of the known district and beyond. The Company's proposes a systematic exploration effort that will consist of land acquisition, geologic mapping, geochemical sampling, geophysics, and core drilling from the surface and underground.

BCS Project

        The BCS Project is located 160 miles southeast of Reno, in Nye County, Nevada. The property consists of 196 unpatented lode claims covering about 3,380 acres. The project is within the Walker Lane structural zone. The project area is underlain by tertiary volcanic flows and tuffs that have been intruded by a rhyolite flow-dome complex. The principal target on the property is the Davis Vein.

        The BCS Project covers a large mineralized area that contains a number of structures and veins with good exploration potential. Most of the structures and veins have received only scattered prospecting to shallow depths in search of bulk minable targets.

Monica Project

        The Monica Project area is located in Diamond Valley, Nevada which is approximately 7 miles northwest of the town of Eureka in Eureka County, Nevada and approximately 5.5 miles northwest of the Ruby Hill gold mine.

        The Company owns 15 unpatented claims comprising 300 acres covering a gold target beneath valley gravels in an area that has been interpreted to be a northerly continuation of important structures which are thought to control mineralization at the Ruby Hill mine. Large up thrown structural blocks in the vicinity of Monica via gravity surveys and deep drilling have recently been delineated. An up thrown block of Paleozoic sedimentary rocks is exposed at the middle of the Monica claims where it protrudes valley gravels. Surface geochemistry from weakly silicified breccias within this block are slightly anomalous in gold indicator elements indicating leakage from deeper mineralization. Wide-spaced deep drilling in the vicinity of this up thrown block has intercepted weakly anomalous gold mineralization at depth associated with fault zones. The Company anticipates a structurally controlled target hosted in favorable sedimentary rocks at depth. Future work at the Monica Project will entail drilling deep reverse circulation holes through the gravels along suspected fault zones at the edge of the up thrown blocks.

Item 4 — Security Ownership of Certain Beneficial Owners and Management

(a)   Security ownership of certain beneficial owners (as of March 24, 2004)

Common Shares

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percentage of Class
Jeffrey R. Ward 5415 Eakes Road N.W. Albuquerque, NM 87107	Mr. Ward holds 11,178,000 Common Shares through Ward Family Investments LLC, in which he and his spouse, Miriam Ward, hold equal voting rights.	21.9%
Richard D. McNeely 1200 Goldstone Road Reno, Nevada 89506	Mr. McNeely holds 9,114,000 Common Shares through Richard D. McNeely Family Trust. Mr. McNeely and his spouse, Ann D. McNeely, are equal trustees of the Richard D. McNeely Family Trust.	17.9%

(b)   Security ownership of Management (as of March 24, 2004)

Common Shares

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percentage of Class
Jeffrey R. Ward Albuquerque, New Mexico	Mr. Ward holds 11,178,000 Common Shares through Ward Family Investments LLC, in which he and his spouse, Miriam Ward, hold equal voting rights. In addition, Mr. Ward holds options to acquire 300,000 Common Shares at a cost of $1.25 per Common Share.	21.9%
Richard D. McNeely Reno, Nevada	Mr. McNeely holds 9,114,000 Common Shares through Richard D. McNeely Family Trust. Mr. McNeely and his spouse, Ann D. McNeely, are equal trustees of the Richard D. McNeely Family Trust. In addition, Mr. McNeely holds options to acquire 300,000 Common Shares at a cost of $1.25 per Common Share.	17.9%

William R.C. Blundell Toronto, Ontario	Mr. Blundell directly holds 100,000 Common Shares. In addition, Mr. Blundell holds options to acquire 100,000 Common Shares at a cost of $1.25 per Common Share and 100,000 Common Shares at a cost of Cdn $6.20.	0.2%
Timothy J. Ryan West Vancouver, B.C.	Mr. Ryan directly holds 150,000 Common Shares. In addition, Mr. Ryan holds options to acquire 100,000 Common Shares at a cost of $1.25 per Common Share and 100,000 Common Shares at a cost of Cdn $6.20.	0.3%
Norman F. Findlay Toronto, Ontario	Mr. Findlay directly holds 1,000 Common Shares. Gail Findlay, the spouse of Mr. Findlay, holds 24,000 Common Shares. In addition, Mr. Findlay holds options to acquire 100,000 Common Shares at a cost of $1.25 per Common Share and 100,000 Common Shares at a cost of Cdn $6.20.	0.05%
Rand A. Lomas Toronto, Ontario	Mr. Lomas does not hold any Common Shares. Mr. Lomas holds options to acquire 100,000 Common Shares at a cost of Cdn $6.20 per Common Share.	0%
Miles Bachman Reno, Nevada	Mr. Bachman does not hold any Common Shares. Mr. Bachman holds options to acquire 200,000 Common Shares at a cost of $1.25 per Common Share.	0%
Terra Andromeda Reno, Nevada	Ms. Andromeda does not hold any Common Shares. Ms. Andromeda holds options to acquire 110,000 Common Shares at a cost of $1.25 per Common Share.	0%
Robert B. Hawkins Pocatello, Idaho	Mr. Hawkins directly holds 16,000 Common Shares. In addition, Mr. Hawkins holds options to acquire 190,000 Common Shares at a cost of $1.25 per Common Share.	0.03%
Edward L. Devenyns Reno, Nevada	Mr. Devenyns does not hold any Common Shares. Mr. Devenyns holds options to acquire 200,000 Common Shares at a cost of $1.25 per Common Share.	0%
Edward M. Gerick Incline Village, Nevada	Mr. Gerick does not hold any Common Shares. Mr. Gerick holds options to acquire 220,000 Common Shares at a cost of Cdn $6.20 per Common Share.	0%

G. Chad Accursi Toronto, Ontario	Mr. Accursi directly holds 700 Common Shares. In addition, Mr. Accursi holds 350 warrants exercisable to acquire 350 Common Shares at a price of Cdn.$10 per Common Share until March 17, 2009. Mr. Accursi holds options to acquire 25,000 Common Shares at a cost of Cdn $6.20 per Common Share.	0.001%

        All directors and executive officers as a group (12), collectively own approximately 40.4% of all of the issued and outstanding Common Shares.

        Pursuant to an agreement (the "Lock-up Agreement") with the Agents (see "Recent Sales of Unregistered Securities"), Mr. Jeffrey Ward and Mr. Richard McNeely, have agreed that, without the prior written consent of the Agents, they will not, directly or indirectly, offer, sell, negotiate or enter into an agreement to sell, grant a right or warrant for the sale of, announce any intention to do any of the foregoing, or otherwise dispose of or transfer any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, whether now owned or controlled or hereafter acquired or controlled by them, until June 23, 2004.

Item 5 — Directors and Executive Officers

Identification of Directors and Executive Officers

Name and Date of Birth	Position with the Company	Date Appointed/Elected(4)(5)
Jeffrey R. Ward (09/05/1958)	Director, Chief Executive Officer and Chairman of the Board	Director — October 8, 2002 Chairman — October 8, 2002 Chief Executive Officer — May 11, 1998
Richard D. McNeely (25/10/1942)	Director and President	Director — October 8, 2002 President — May 11, 1998
William R.C. Blundell(1)(2)(3) (13/04/1927)	Director	October 8, 2002
Timothy J. Ryan(1)(2)(3) (06/10/1939)	Director	October 8, 2002
Norman F. Findlay(2)(3) (28/01/1956)	Director	May 11, 1998
Rand A. Lomas(1) (19/04/1948)	Director	October 7, 2003
Miles Bachman (11/01/1956)	Chief Financial Officer	October 8, 2002
Terra Andromeda (18/08/1947)	Controller	October 8, 2002
Robert B. Hawkins (17/10/1943)	Vice President, Exploration	October 8, 2002
Edward L. Devenyns (12/09/1955)	Vice President Corporate Development	October 8, 2002
Edward M. Gerick (30/05/1946)	Vice President, Operations	October 7, 2003
G. Chad Accursi (24/04/1973)	Assistant Secretary	October 7, 2003

Notes:

(1)
Member of the Audit Committee.

(2)
Member of the Corporate Governance and Nominating Committee.

(3)
Member of the Compensation Committee.

(4)
All Directors of the Company are entitled to hold their positions until the next annual meeting of the stockholders or until their successors are otherwise appointed in accordance with the by-laws of the Company and the Ontario Business Corporations Act.

(5)
All Executive Officers of the Company serve at the discretion of the Board of Directors.

Identification of certain significant employees

Name and Date of Birth	Position with the Company(1)
Robert Bennett 21/01/1948	Chief Geologist of Company
Brian Maher 04/11/1957	Manager of Exploration at Esmeralda
Michael Bentley 19/01/1950	Chief Mining Engineer

Note:

(1)
All significant employees of the Company serve at the discretion of the Board of Directors.

Family relationships

        There is no family relation between any director or executive officer.

Business experience

JEFFREY WARD

        Mr. Ward has over 20 years experience in the mining industry during which time he has worked for mining companies in five different countries. He has a Bachelor of Science in Mining Engineering from the University of Arizona, a Master of Science in Engineering from the Royal School of Mines of the University of London, and a Master of Business Administration from the University of Chicago. Mr. Ward is a Nevada Professional Engineer and a Chartered Engineer with the Engineering Council in the United Kingdom. Following his graduation from the University of Arizona, Mr. Ward joined Bamangwato Concessions Limited ("BCL") in Botswana, a copper and nickel mining company, as an Underground Shift Boss where he supervised seven to ten front-line supervisors and one hundred miners. Mr. Ward then became Mine Engineer responsible for all mine engineering and planning for Lithium Corporation of America in North Carolina, a lithium mining company, and reported directly to the Vice President of Mining. From there, Mr. Ward went on to complete his Master of Science in Engineering before becoming a Special Projects Engineer for St. Joe Minerals Corporation, a zinc mining company, in upstate New York. He then went on to become an Underground Supervisor at Molycorp's Mine, a molybdenum mining company, in New Mexico. Subsequent thereto, and prior to attending to University of Chicago, Mr. Ward was retained by PT Freeport-Indonesia, a copper and gold mining company, as a consultant to identify problem areas and develop cost control programs to reduce power consumption costs and curtail contractor overcharging. After attending the University of Chicago, Mr. Ward formed Ward Mining Company and Kino Copper Company, in which he and a partner prospected for copper and gold properties throughout the Southwest United States. During the years 1992-1998, he was the Chairman and Chief Executive Officer of Cobre Mining Company Inc. ("Cobre"), a publicly listed copper mining company. Cobre operated the Continental Mine, which consisted of an open pit and two underground mines located near Silver City, New Mexico. Since 1998, Mr. Ward, has served as the Chief Executive Officer of Metallic Ventures Gold Inc.

        Mr. Ward previously served as a director to Rentcash Inc., a publicly listed financial services company, between May 2000 to May 2002 and as a director of New Mexico Beverage Company, a privately held beverage distribution company, between June 2000 and July 2003.

RICHARD MCNEELY

        Mr. McNeely has over 30 years of experience in the mining industry. He has a Bachelor of Science in Mining Engineering from the Mackay School of Mines at the University of Nevada-Reno, he is a member of the

American Institute of Mining Engineers and he is a member of the Engineering Honour Society Tau Beta Phi. Early in Mr. McNeely's career he worked in the design construction and start-up of the Jerritt Canyon Operation for Freeport Gold Company, a gold mining company. Mr. McNeely was able to complete the Jerritt Canyon Operation ahead of schedule and under budget. He then became Project Manager of U.S. Gold's Victor Operation in Cripple Creek, Colorado, whereby his efforts resulted in profits to the operation after eighteen consecutive months of loss. In 1984, Nerco Minerals, a publicly listed power company, ("Nerco") purchased the Victor Operation and Nerco asked that Mr. McNeely remain to help with a plant expansion and training of Nerco personnel in the peculiarities of the mine and vat leach system. In 1985, Mr. McNeely was employed as manager of the Tonkin Springs Project for U.S. Gold (Silver State Mining), a gold and silver mining company, and completed construction and began operations on schedule and on budget. He was subsequently promoted to Vice-President of Operations and opened the Exploration and Operations office in Reno, Nevada. Following this, Mr. McNeely become Mine Regional Manager for Western States Minerals, a privately listed gold mining company, and he succeeded in bringing the Northumberland Mine back onto schedule and oversaw the doubling of the plant size. He worked for Western States Minerals as a consultant before joining them full time to manage the Exploration and Feasibility Study of the Chartam Project. During this time, Mr. McNeely also completed two other final feasibility studies for other clients, including hand designed mine plans. He then became the principal of McNeely Consulting and Management where he assumed the management of underground operations in Central Nevada and South East Arizona. From the years 1992 to 1998, Mr. McNeely was President and a Director of Cobre. Since 1998, Mr. McNeely, has served as the President of Metallic Ventures Gold Inc.

        Mr. McNeely previously served as a director to Rentcash Inc. between May 2000 to May 2002.

WILLIAM BLUNDELL

        Since January 2000, Mr. Blundell's principal occupation has been that of corporate director. Over the course of the last 5 years, Mr. Blundell has served as an outside director for a number of publicly listed companies, including, Cableserv Inc., supplier of hardware to the cable industry, Alcan Inc., major mining, smelting, and metal supplier company of aluminum, Kasten Chase Applied Research, a security software company, and Sceptre Investment Counsel Ltd., an investment counseling firm. Mr. Blundell has also served as the Chairman of the Public Sector Pension Investment Board, a crown corporation in Canada, and has served as Vice-Chairman of the Canadian Institute of Advanced Research, a not-for-profit organization. Between 1994 and 2000, Mr. Blundell served as Chairman of the Board for Manulife Financial Corporation, a publicly listed financial services and insurance company.

        In 1949, Mr. Blundell graduated from the University of Toronto with a BASc in Engineering Physics and received his designation as a professional engineer in 1950.

TIMOTHY J. RYAN

        Mr. Ryan holds a bachelor's degree in Commerce from The University of Saskatchewan and an MBA from The University of Western Ontario, Canada. For the past 35 years, Mr. Ryan has served in a variety of positions in institutionally funded, private and government sponsored venture capital funds and venture fund management companies in Canada, the United States and Australia. Since 1982, he has been Chairman and Chief Executive Officer of First General Securities Inc., a private, venture fund management company in Vancouver, Canada. Over his 35 years in the venture business, Mr. Ryan has had varying levels of responsibility for the identification, analysis, deal negotiation, on-going supervision and sale of investee companies. In most cases, he has served as a director of those investees through the private and public phases of their development.

        Since 1994, Mr. Ryan has been Chairman and Chief Executive Officer of Discovery Enterprises Inc., ("DEI"), a venture capital investment company owned and funded by the government of the Province of British Columbia. DEI has invested in more than 50 British Columbia, Canada, based, early-stage companies in a wide variety of industries.

        In the past 5 years, Mr. Ryan has served as a director of First Silver Reserve Inc., a silver mining company, Cobre, Gemcom Software Inc., a computer software company, North American Tungsten Ltd., a tungsten mining company, Asia Minerals Inc., a minerals exploration company, and Rentcash Inc., all publicly listed companies. In addition, he currently serves as a director of several private companies at various stages of development in the DEI investment portfolio.

NORMAN F. FINDLAY

        For the past 5 years Norman F. Findlay has been a partner in the law firm of Cassels Brock & Blackwell LLP in Toronto. He is primarily engaged in securities law with an emphasis on public offerings of securities, mergers and acquisitions and takeovers. His practice also involves private placements of debt and equity securities, mining law and general corporate transactions. Mr. Findlay has been recognized by LEXPERT as a leading practitioner in the mining finance area. He has acted as lead counsel for issuers and investment dealers in a number of significant financings and M&A transactions.

        Mr. Findlay is an International Associate of the American Bar Association (Business Law Section, Section of International Law and Practice, the International Securities Transactions Committee and the Canadian Law Committee) and a member of the Canadian Bar Association and the Rocky Mountain Mineral Law Foundation. Mr. Findlay received a BA from the University of Toronto, a Certificate in Law and Economics and an MA in Economics from the University of Miami and an LLB from Osgoode Hall Law School. He was called to the bar of Ontario in 1988.

        Mr. Findlay has served as a director to the following public companies over the course of the past 5 years; Cobre (March 1997 to February 1998), Rentcash Inc. (May 2000 to May 2002) and Rodin Communications Corporation, a communications company, (October 2000 to July 2001).

RAND A. LOMAS

        For the past 5 years Rand A. Lomas has been the Chairman and Chief Executive Officer of L.V. Lomas Limited, one of Canada's largest specialty chemical distribution corporations. L.V. Lomas Limited operates sizeable sales, warehousing and distribution facilities in Brampton, Ontario; Montreal, Quebec; Vancouver, British Columbia and in the Pacific Northwest region of the United States. Mr. Lomas is also counsel to the Canadian law firm Fasken Martineau DuMoulin LLP. During the years 1977 – 2001, Mr. Lomas practiced law actively with that firm and its predecessors. His practice involved general corporate transactions, public offerings of securities, mergers, acquisitions and takeovers and private placements of debt and equity instruments. Mr. Lomas is a member of the Canadian Bar Association and the Law Society of Upper Canada. He received a BA from Carleton University and an LLB from the University of Windsor Law School and was called to the Bar of Ontario in 1977.

        Mr. Lomas has served as a director of a number of Canadian private corporations during the past 5 years. In addition, during the past 3 years, he has been a Trustee and Chairman of the Audit Committee of the Health Care and Biotechnology Venture Fund, a closed-end investment trust which invests in the health care and biotechnologies sectors, the trust units of the which are traded on the Toronto Stock Exchange.

MILES BACHMAN

        Since September 2002, Mr. Bachman has served as the Company's Chief Financial Officer. Mr. Bachman has over 15 years of accounting and corporate controller related experience in the mining industry. Prior to being appointed as the Company's Chief Financial Officer, Mr. Bachman served as a financial controller for a subsidiary of Newmont Mining Corporation, a publicly listed international gold mining company, between the periods of November, 2001 to September, 2002 where he was responsible for overseeing all financial and managerial accounting functions and reporting for the Newmont satellite office located in Jakarta, Indonesia. Prior thereto, between the periods of March 1999 to October 2001 Mr. Bachman served as a senior accountant for Newmont Mining Corporation North American operations where he was responsible for performing cost accounting for process operations and was responsible for the preparation of budgets and forecasts of the Newmont North American mining operations. Mr. Bachman served as a consultant to Phelps Dodge Mining Company ("Phelps"), a mining and metals division of a publicly listed company, Phelps Dodge Corporation, through the transition year of 1998 to 1999 after Phelps acquired Cobre, where Mr. Bachman was previously employed since August 1997 as mine site controller and chief accountant. Mr. Bachman also served in various capacities with U.S. Gold Corporation and Dee Mining Company, both of which are gold mining companies.

TERRA ANDROMEDA

        Terra Andromeda has been the Controller for Metallic Ventures Gold Inc. since October 1, 2002. Prior thereto, Ms. Andromeda was the principal of Andromeda Accounts, a privately owned accounting services company, in Cripple Creek, Colorado from April 1991 to September 30, 2002, and the Controller for Cobre from May 1993 to June 1997. At Cobre, Ms. Andromeda was responsible for general accounting, budgeting and audit preparation. Ms. Andromeda has experience with foreign currency as well as with reporting requirements of GAAP in both the United States and Canada and has provided job cost variance analysis information to operations managers.

EDWARD M. GERICK

        Mr. Gerick was appointed Vice-President of Operations for the Company in October 2003. Mr. Gerick has over 30 years experience in the mining industry including all facets of mining project feasibility, permitting, development, construction, all mine operational tasks, environmental evaluation and mitigation, closure and reclamation. Mr. Gerick has worked in diversified commodities including gold, silver, copper, coal, and construction aggregates. From May 2003 to October 2003, Mr. Gerick served as a director of business, geological, and mining issues for Suscol Resources LLC (NV), a privately held industrial minerals company. Commencing in 1991 until April 2003, Mr. Gerick served as Vice President of Operations for Western States Minerals Corp., a privately held gold mining company, where he was responsible for all mining and processing operations including project feasibility, permitting, development, closure, environmental mitigation and reclamation. From March 1987 to October 1991, Mr. Gerick was employed as General Manager for Meridian Gold Company, a publicly listed gold mining company which operated a 3500 ton per day open pit mine and milling operation near Copperopolis, CA. During this period Mr. Gerick was responsible for its successful permitting, construction and commissioning at various projects. From September 1984 to March 1987, Mr. Gerick was employed by Nerco DeLamar Company, a publicly listed gold mining company, as General Manager for a 2000 tpd open pit mine and milling operation near Silver City, Idaho. Mr. Gerick received his Bachelor of Science Degree in Mining Engineering from the Mackay School of Mines at the University of Nevada-Reno.

ROBERT HAWKINS

        Mr. Hawkins has served as the Vice President of Exploration with the Company since October 2002. Mr. Hawkins acquired both a Bachelor of Science and Master of Science degrees from Idaho State University in 1971 and 1973 respectively and has accumulated 30 years of experience in the mining and exploration industry. He has concentrated on precious and base metal exploration throughout the US, Canada, Alaska, Central and South America, and around the world. He began his career with FMC Corporation ("FMC"), a publicly listed chemical product and solutions company, working in their phosphate, coal, and barite divisions. He was part of the original evaluation of Jerritt Canyon, Nevada for FMC, and completed his master's thesis on the Jerritt Canyon District. He continued on as the project manager for FMC and later Freeport Minerals Company ("Freeport"), a publicly listed gold and copper mining company, who brought the property into production as one of the largest gold mines in North America in 1980. Mr. Hawkins was instrumental in the discovery and development of this project and is credited for its discovery by his peers. An exploration program headed up by Mr. Hawkins in South Dakota for Freeport discovered the Richmond Hill gold deposit in 1982, which was later, mined by another company. After 23 years with FMC and Freeport where he managed exploration offices and programs around the US, he joined Cobre in 1993 where he guided their world wide exploration efforts as well as the Company's for over 9 years. His efforts defined new copper reserves at Cobre's Continental Mine in New Mexico, and identified and recommended the acquisition of precious metal reserves and targets at the Esmeralda, Cooperstone, and Goldfield districts. He lived in Chile during 1997 overseeing Cobre's interests there while setting up an exploration office. He is an active member of SME, SEG, and GSN and has authored and published several technical papers on Jerritt Canyon and the Continental Mine. Between the period of June 1997 to October 2002, Mr. Hawkins provided geological contract services to the Company.

EDWARD L. DEVENYNS

        Mr. Devenyns currently serves as the Vice-President of Corporate Development for the Company. Mr. Devenyns' education in Geology and Business Administration (B.A. 78) is combined with 24 years experience involving property acquisition, land management and business administration in the mineral exploration and mining industry. Mr. Devenyns consolidated 50,000 acres of fee uranium leases for Kerr McGee Corporation, a uranium mining company, in 1978, while conducting title examinations and permitting drill site locations. From

1979 through 1984 he was Division Landman for Santa Fe Mining, Inc., a gold mining company, which has now merged into Newmont Exploration Company, a publicly listed gold mining company, acquiring and managing precious metal, coal and uranium properties. During the next 15 years he provided professional land management services to major mineral exploration and mining companies in the western U.S. and Alaska, including joint venture negotiations, project acquisitions, exploration and environmental permitting, water rights, and due diligence involved in corporate acquisitions and dispositions. Mr. Devenyns served as Vice President of Land and Corporate Development for Romarco Minerals Inc., a publicly listed gold mining company, from 1996 until Romarco sold its U.S. subsidiary companies to the Company in 2001. Since this time Mr. Devenyns has been employed by the Company and is responsible for the significant and complex land assembly in the Goldfield Project. He is a member of the American Association of Professional Landmen and the Nevada Landman's Association.

ROBERT BENNETT

        Mr. Bennett has served as the Company's Chief Geologist since August 2002. Mr. Bennett graduated with a Bachelor's degree in geology (1970) from Mount Union College in Alliance, Ohio, and earned a Master's degree in geology (1974) from the University of Michigan, Ann Arbor. Mr. Bennett has 29 years of continuous professional experience in the field of minerals exploration including fieldwork in the western United States, Brazil, Mexico, and Chile. Throughout his career Mr. Bennett has specialized in reconnaissance level exploration programs and project generation, and has broad experience in exploration project management. For the past 21 years, Mr. Bennett's mineral exploration career has been devoted to the search for gold and silver deposits, mainly based in the western United States, but including field time in Mexico and Chile. During his professional career, Mr. Bennett has been employed as an economic geologist by a number of mining and exploration companies including: Bethlehem Steel Corporation, a publicly listed mining and steel producing company, (1973-1980), Gold Fields Mining Corporation, a gold mining company, (1981-1983), Lac Minerals (USA), Inc., a former gold mining company, (1984-1994), Western States Minerals, a privately held gold mining company, (1995), Romarco Minerals Inc. (1996-2001), and Metallic Ventures Gold Inc. (2001-present). In addition, Mr. Bennett also spent several months as a consulting geologist for the Barrick Gold Corporation, a publicly listed international gold mining company, exploring for gold in the El Indio and Tambo mine complexes in central Chile (1995). Mr. Bennett became the Chief Geologist for Romarco Minerals in 1997, where he remained until the purchase of Romarco's U.S. assets by the Company in the spring of 2001. Mr. Bennett is assigned to on-going exploration activities associated with the Goldfield Nevada project and the Ann mine area in the Esmeralda mining district. Of significant note regarding the highlights of Mr. Bennett's geological career of 34 years is the acquisition and discovery of the Rosebud gold-sliver deposit located southwest of Winnemucca, Nevada (1988), and the delineation of the Gold Crown Vein gold-silver deposit for Romarco Minerals Inc. (1996). Mr. Bennett was also responsible for the acquisition of the Goldfield project for Romarco Minerals (1998).

BRIAN MAHER

        Mr. Brian Maher is an economic geologist with over 23 years of experience in the domestic and international mining and exploration industry. Mr. Maher received his Bachelor of Arts degree (Geology) from the California State University, Chico in 1980 and his Master of Science degree (Economic Geology) from Colorado State University in 1983, where he held a Colorado State Fellowship. Between 1979 and 1982, Mr. Maher worked at various positions for Homestake Mining Company, a publicly listed mining company, focusing on integrating new technologies with existing exploration programs and operations. In 1982, Mr. Maher began a 16-year career with ASARCO Inc., a gold and copper mining company. Mr. Maher initiated, designed and supervised exploration programs for gold and copper deposits in a variety of geologic environments throughout North and South America, resulting in the discovery of significant gold and base metal resources. He also was an integral part of preliminary feasibility and final feasibility economic analysis of potential mine acquisitions. Since 1998, Mr. Maher has provided geologic consulting services to multiple junior, mid-size and large mining organizations. For the last two years, Mr. Maher has worked exclusively for the Company, serving as the Manager of Exploration at Esmeralda. In addition to project supervision, Mr Maher also provides geologic advice and guidance for the Company's other exploration projects and acquisition candidates. Mr. Maher is a member of the Society of Economic Geologists and the author of numerous publications on economic geology.

MICHAEL BENTLEY

        Mr. Bentley has been employed as the Company's Chief Mining Engineer since October 2002. Mr. Bentley enlisted in the U.S. Army in 1968, shortly after graduation from high school. Mr. Bentley was honourably discharged in 1972. Mr. Bentley then moved to Socorro, New Mexico, in 1972 where he attended New Mexico Institute of Mining and Technology. He graduated with a Bachelor of Science Degree in Mining Engineering (Honours) in 1977. He has taken postgraduate classes at New Mexico Institute of Mining and Technology, and the University of Nevada/Reno. His experience includes coal, uranium, precious metals and base metals mining. He has assisted in three start-up operations: the Candelaria Mine in Nevada (silver and gold); the Lee Ranch Mine in New Mexico (coal); and Cobre's Continental Mine in New Mexico (copper). Since 1997 until joining the Company, Mr. Bentley continued his 13 year association with Mr. Ward and Mr. McNeely searching worldwide for promising new projects and deposits for acquisition. Prior to joining the company, Mr. Bentley was employed as Manager of Engineering at Cobre. He has also established a successful mining consulting business specializing in ore reserve modeling, mine planning and design, and mine evaluations.

Item 6 — Executive Compensation

         EXECUTIVE COMPENSATION

        The following table is a summary of the compensation paid to the chief executive officer and the executive officers of the Company for whom disclosure is required during the three most recently completed financial years, for services rendered to the Company.

Summary Compensation Table

					Long Term Compensation
Annual Compensation					Awards			Payouts
Name and Principal Positions	Year	Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Underlying Options/SARs (#)	Securities Underlying Options/SARs (#)		LTIP Payouts ($)	All Other Compensation ($)(3)
Jeffrey R. Ward Chairman and Chief Executive Officer	2002 2001 2000	$57,692 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	300,000 Nil Nil		Nil Nil Nil	Nil Nil Nil
Richard D. McNeely President	2002 2001 2000	$57,692 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	300,000 Nil Nil		Nil Nil Nil	Nil Nil Nil
Miles Bachman Chief Financial Officer	2002 2001 2000	28,077 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	(2)	Nil Nil Nil	Nil Nil Nil
Edward L Devenyns Vice President, Corporate Development	2002 2001 2000	38,462 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	(2)	Nil Nil Nil	62,938 39,188 Nil
Robert B. Hawkins Vice President, Exploration	2002 2001 2000	$36,539 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	190,000 Nil Nil	(2)	Nil Nil Nil	251,800 58,800 31,500
Terra Andromeda Controller	2002 2001 2000	16,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	130,000 Nil Nil	(2)	Nil Nil Nil	13,560 Nil Nil

(1)
The above named executive officers received only a pro rata portion of their annual salary based on the start date of their employment.

(2)
This number has been adjusted to reflect a two-for-one share split that occurred December 20, 2002.

(3)
Prior to being appointed as officers of the Company, Mr. Devenyns, Mr. Hawkins and Ms. Andromeda received the indicated amounts for contract labor and consulting fees provided to the Company.

  Option/SAR Grants in Last Fiscal Year

Individual Grants
								Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
			Percentage of Total Options/ SARs Granted to Employees in Fiscal Year
Name and Position	Number of Securities Underlying Options/ SARs Granted (#)			Exercise of Base Price ($/Sh)						Grant Date Present Value ($)
							Expiration Date	5% ($)	10% ($)
Jeffrey R. Ward Chairman and Chief Executive Officer	300,000	(1)	10.7%	US$	1.25	(1)	July 10, 2007	103,620	228,930	N/A	(2)
Richard D. McNeely President	300,000	(1)	10.7%	US$	1.25	(1)	July 10, 2007	103,620	228,930	N/A	(2)
Miles Bachman Chief Financial Officer	200,000	(1)	7%	US$	1.25	(1)	July 10, 2007	69,080	152,620	N/A	(2)
Edward L Devenyns Vice President, Corporate Development	200,000	(1)	7%	US$	1.25	(1)	July 10, 2007	69,080	152,620	N/A	(2)
Robert B. Hawkins Vice President, Exploration	190,000	(1)	6.8%	US$	1.25	(1)	July 10, 2007	61,920	137,358	N/A	(2)
Terra Andromeda Controller	130,000	(1)	4.6%	US$	1.25	(1)	July 10, 2007	44,902	114,530	N/A	(2)

Notes:

(1)
This number has been adjusted to reflect a share split on a two-for-one basis that occurred December 20, 2002.

(2)
At the time of the grant of the options, the Company was a private company and was not listed on any exchange.

No Options were exercised during the last fiscal year by any Executive Officer or Director of the Company.

The Company does not have a long term incentive plan.

The Company does not have a defined benefit or actuarial plan.

Compensation of Directors

        Directors of the Company receive an annual retainer of $15,000 and a meeting fee of $1,000 per Board meeting attended. The Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee are the only committees of the Board of Directors. Each committee member receives a fee of $1,000 for each committee meeting attended.

Employment Agreements

        The Company has entered into employment agreements with Terra Andromeda, Miles Bachman, Robert Bennett, Jr., Peter Chapman, Samuel Chavez, Jr., Edward Devenyns, Robert Hawkins, Brian Maher, Richard McNeely, Robert Schuler, Jack Taylor, Jeffrey Ward, Michael Bentley, Quentin Brown, Edward Gerick, James Gillis, Randy McFatridge, Jean Sozio, Paul Tietz and David York (individually, an "Employee"). Each agreement provides that the Employee will be entitled to elect to receive compensation in lieu of notice equal to three times the aggregate of their highest annual salary and cash bonus in the three years preceding the change of control in the event of an involuntary termination of employment (including constructive dismissal) which occurs within two years of a change of control of the Company. These payments are subject to a limitation of the amount that may be paid without loss of deductibility by the Company of any portion of the payments under U.S. income tax law. A change of control is defined to include the acquisition by a person or group of persons of securities of the Company carrying more than 20% of the voting rights attaching to all shares of the Company which may be cast to elect directors of the Company.

Compensation Interlocks and Insider Participation

        The compensation of the executive officers is determined by the Compensation Committee, namely, Norman F. Findlay, William R.C. Blundell and Timothy J. Ryan. Mr. Blundell and Mr. Ryan are independent and unrelated directors of the Company. Mr. Findlay is a partner in a law firm that provides legal services to the Company. (See "Certain Relationships and Related Transactions")

Item 7 — Certain Relationships and Related Transactions

        On July 10, 2002, Mr. Jeffrey R. Ward and Mr. Richard D. McNeely, being the only two shareholders and officers of the Company at the time, and the Company completed a series of transactions, the net result of which was the issuance of an aggregate of 9,999,998 Common Shares (19,999,996 Common Shares reflecting the subsequent 2-for-1 share split that occurred December 20, 2002) to Mr. Ward and Mr. McNeely. Consideration of this share issuance to Mr. Ward and Mr. McNeely was (i) the conversion of Mr. Ward's and Mr. McNeely's paid in capital of $7,059,375; (ii) the settlement of a related party loan in favour of Mr. Ward and Mr. McNeely of $620,583; (iii) the purchase by the Company of equipment totaling $476,000; and (iv) the purchase by the Company of the Mogollon project valued at $152,000.

        On November 18, 2002, the Company amalgamated with its wholly owned subsidiary, 2012412 Ontario Inc. Immediately thereafter, the assets previously held by 2012412 were transferred into Metallic Ventures (U.S.) Inc.

        Certain legal services have been provided to the Company by Cassels Brock & Blackwell LLP, the law firm in which Norman F. Findlay, a director of the Company, is a partner. The cost of such services for the year ended December 31, 2002 was US$432,540 (2001 — US$102,111; 2000 — US$68,558) The services provided were at rates similar to those charged to non-related parties. Cassels Brock & Blackwell LLP continues to act on behalf of the Company.

        None of the Company's directors, executive officers or senior officers, nor any associate or family member of such director, executive officer or senior officer has, during the year ended December 31, 2002, or since January 1, 2003, been indebted to the Company or any of its subsidiaries. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

        Mr. Ward and Mr. McNeely, both directors and officers of the Company, have taken the initiative in founding and organizing the business of the Company and, accordingly, may be considered to be promoters of the Company within the meaning of applicable securities legislation. Other than as disclosed elsewhere in this document, Mr. Ward and Mr. McNeely have not received any consideration for their role in founding and organizing the business of the Company.

Item 8 — Legal Proceedings

        There are no material pending legal proceedings to which the Company is a party or of which any of its subsidiaries or properties are subject. To the Company's knowledge, there are no proceedings contemplated by governmental authorities against or involving the Company.

Item 9 — Market price of and dividends on the registrant's common equity and related stockholder matters

         Market Information

        The authorized capital of the Company consists of an unlimited number of common shares without par value of which there were 50,968,903 Common Shares outstanding as fully paid and non-assessable and no Class A Preferred Shares issued and outstanding as of March 24, 2004.

        Since December 23, 2002, the Company's Common Shares have been listed on the Toronto Stock Exchange under the symbol "MVG". According to the Toronto Stock Exchange, the trading history of the Common Shares since being listed is as follows:

	High (CDN$)	Low (CDN$)	Volume (Shs)
December 2002	3.15	2.80	957,430
First Quarter Ending March 31, 2003	3.40	2.51	5,866,310
Second Quarter Ending June 30, 2003	4.00	2.60	2,243,300
Third Quarter Ending September 30, 2003	6.45	3.50	9,766,158
Fourth Quarter Ending December 31, 2003	9.45	5.90	5,475,800
January 2004	8.30	7.25	1,631,215
February 2004	7.25	6.04	3,046,359
March 2004 (to March 24, 2004)	6.65	5.55	1,961,065

Holders

        As of March 24, 2004, there were approximately 70 registered holders of the Common Shares. In addition, 22,661,687 Common Shares are held through CDS & Co. of which there are 33 broker participants who held the Common Shares for an undisclosed number of non-registered holders. In addition, as at March 24, 2003, there were two series of purchase warrants outstanding. 3,248,635 purchase warrants (the "$5 Warrants") were issued and outstanding. Each $5 Warrant entitles the holder thereof to acquire one Common Share at a price of Cdn$5.00 at any time prior to February 28, 2005. See "Item 10 — Recent Sales of Unregistered Securities — Note 6". 3,906,500 purchase warrants (the "$10 Warrants") were issued and outstanding with each $10 Warrant entitling the holder thereof to acquire one Common Share at a price of Cdn$10.00 at any time prior to March 17, 2009. See "Item 10 — Recent Sales of Unregistered Securities — Note 7".

        As at March 24, 2004, options to purchase a total of 4,802,320 Common Shares have been granted (and not cancelled) under the Company's Stock Option Plan, 459,970 of these options have been exercised. (See "Item 10 — Recent Sales of Unregistered Securities".) 2,278,350 of the outstanding options allow the holders to acquire a Common Share at a cost of Cdn$1.25. 1,582,000 of the options are exercisable at a cost of Cdn$6.20 per Common Share, and 482,000 of the options are exercisable at a cost of Cdn.$6.60. The outstanding options expire on the date that is five years after the day the options were granted and vest according to a predetermined vesting schedule. (See Item 9 — Stock Options)

        As of March 24, 2004, 202,303 agents' warrants to purchase that number of Common Shares were outstanding. These agents' warrants were issued in connection with the Canadian initial public offering and the corresponding partial exercise of the over-allotment option. Each agents' warrant entitles the agents to acquire a Common Share at a cost of Cdn$3.00 until December 23, 2004.

        As at March 24, 2004, 100,339 underwriters' warrants to purchase that number of Common Shares were outstanding. These underwriters' warrants were issued in connection with the Company's private placement in Canada that was completed on August 28, 2003. Each underwriters' warrant entitles the holder to acquire a Common Share at a cost of Cdn$5.00 until February 28, 2005.

Dividends

        The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth and, when appropriate, retire debt (although no debt is currently outstanding). The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Common Shares of the Company are entitled to an equal share in any dividends declared and paid.

Stock Options

        The Company administers the grant of options under a formal Stock Option Plan (the "Plan") implemented July 9, 2002. The Plan allows for the grant of incentive stock options to the Company's directors, officers, employees, consultants and advisers. As of March 24, 2004, options to purchase a total of 4,802,320 Common Shares have been granted (and not cancelled) under the Plan. 459,970 of these options have been exercised (See "Item 10 — Recent Sales of Unregistered Securities".) A maximum of an additional 4,342,350 Common Shares may be issued pursuant to the exercise of options that remain outstanding that were granted under the Plan. (See Note 5(c) of the Financial Statements).

        Options granted under the Stock Option Plan are non-assignable and will have an exercise price of not less than the closing price of the Common Shares on the trading day immediately preceding the date on which the option is granted on any exchange on which the Common Shares may be listed from time to time. In the event that the Common Shares are not listed on any exchange, the exercise price shall be the fair market value as determined by the Board of Directors in its sole discretion. The options will be exercisable for a period not to exceed ten years. Subject to increase by the Board of Directors and the receipt of all necessary approvals the maximum aggregate number of Common Shares reserved by the Company for issuance and which may be purchased upon the exercise of all options granted under this Plan shall not exceed 5,000,000 Common Shares. The aggregate number of Common Shares reserved for issuance pursuant to options granted to insiders shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to insiders pursuant to the exercise of options, within a one-year period, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to any person, including an insider, within a one-year period, shall not exceed 5% of the total number of Common Shares then outstanding. Subject to express resolution of the board, options shall expire and terminate immediately upon the holder ceasing to be an employee, director, officer or consultant of the Company, otherwise than by death. In the event of death of an optionee, options are exercisable by the estate for six months.

        The following is a summary of options which have been granted to directors, officers, employees or consultants of the Company or the Subsidiaries, which were outstanding as of March 24, 2004, except as otherwise noted:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights		Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	4,342,350	(1)	$2.90	197,680
Equity compensation plans not approved by security holders	N/A		N/A	N/A

Total:	4,342,350		—	197,680

(1)
4,802,320 options have been granted (and not cancelled) pursuant to the Plan. 459,970 of these options have been exercised. See "Item 10 — Recent Sales of Unregistered Securities".

Certain Canadian Federal Income Tax Considerations

        The following is a summary of the material Canadian federal income tax considerations generally applicable to U.S. Holders. In this summary, a "U.S. Holder" means a person, who at all relevant times, for the purposes of the Canada-United States Income Tax Convention, 1980 as amended, (the "Convention") is a resident of the United States and who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") (a) is not and never has been a resident of Canada, (b) deals at arm's length with the Company, (c) is the beneficial owner of common shares of the Company, (d) holds the common shares as capital property, (e) does not use or hold and is not deemed to use or hold the common shares in the course of carrying on a business in Canada, and (f) is not an insurer for whom the common shares constitute its designated insurance property. A common share will generally be capital property to a U.S. Holder unless it is held in the course of carrying on a business of trading or dealing in securities or has been acquired in a transaction or transactions considered to be an adventure in the nature of trade. This summary does not apply to a U.S. Holder that is a "financial institution" for purposes of the mark-to-market rules contained in the Canadian Tax Act.

        This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder in force on the date hereof, counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency and all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments").

        The summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the federal income tax considerations described herein.

        U.S. Holders will be subject to a 15% Canadian withholding tax on the gross amount of dividends paid or credited to the U.S. Holder by the Company. In the case of a U.S. corporation which beneficially owns at least 10% of the voting stock of the Company, the applicable rate of withholding tax on dividends is 5%.

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain arising on a disposition or deemed disposition of common shares of the Company unless such common shares constitute "taxable Canadian property" within the meaning of the Canadian Tax Act and the U.S. Holder is not entitled otherwise to relief under the Convention. Generally, common shares will not constitute taxable Canadian property of a U.S. Holder unless, at any time during the 60 month period immediately preceding the disposition of the common shares, not less than 25% of the issued shares of any class or series of a class of the capital stock of the Company belonged to the U.S. Holder, to persons with whom the U.S. Holder did not deal at arm's length or to any combination thereof.

        Under the Convention, capital gains derived by a U.S. Holder from the disposition of shares, even where they constitute taxable Canadian property, generally will not be taxable in Canada unless the value of the Company's shares is derived principally from real property situated in Canada.

        A disposition or deemed disposition of shares by a U.S. Holder whose common shares are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the U.S. Holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and one-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Canadian Tax Act.

        THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL CANADIAN FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER. NO REPRESENTATION WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY PARTICULAR U.S. HOLDER IS MADE. THE COMPANY RECOMMENDS THAT PROSPECTIVE PURCHASERS OF COMMON SHARES CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATION.

Item 10 — Recent Sales of Unregistered Securities

        The following table sets forth the details of all issuances or sales of securities by the Company as of October 31, 2003 within the three years prior to that date.

Date of Issuance or Sale	Description of Transaction	Aggregate Number of Shares Issued	Type of Shares	Price Per Share	Aggregate Offering Price
July 9, 2002	from treasury(1)	19,999,996(2)	Common Shares	$0.415(2)	$8,300,000(1)
July 10, 2002	private placement(4)	3,200,000	Class A Shares(3)	$2.50	$8,000,000
December 23, 2002	Canadian initial public offering(5)	8,000,000	Common Shares	$1.929(8)	$15,439,511.34

January 23, 2003	Exercise of Over-Allotment Option previously granted pursuant to the Canadian initial public offering of December 23, 2002(5)	500,000	Common Shares	$1.959(8)	$979,175.90
January 28, 2003	Exercise of previously issued compensation warrants(4)	25,000	Common Shares	$1.25	$31,250
February 6, 2003	Exercise of previously issued compensation warrants(4)	2,400	Common Shares	$1.25	$3,000
February 28, 2003	Exercise of previously issued compensation warrants(4)	77,118	Common Shares	$1.25	$96,397.50
March 25, 2003	Exercise of previously issued compensation warrants(4)	35,000	Common Shares	$1.25	$43,750
June 23, 2003	Exercise of previously issued compensation warrants(4)	650	Common Shares	$1.25	$812.50
June 23, 2003	Exercise of previously issued Agents Options(5)	132	Common Shares	$2.22(8)	$291.41
July 10, 2003	Exercise of previously issued Agents Options(5)	2,748	Common shares	$2.18(8)	$5,998.25
August 28, 2003	Canadian Private Placement(6)	6,700,000	Common Shares and Warrants	$2.69(8)	$18,002,063
September 4, 2003	Exercise of previously issued compensation warrants(4)	42,794	Common Shares	$1.25	$53,492.50
September 9, 2003	Exercise of previously issued Agents Options(5)	46,435	Common Shares	$2.19(8)	$101,483.48
September 22, 2003	Exercise of previously issued Agents Options(5)	285	Common Shares	$2.23(8)	$634.89
September 24, 2003	Exercise of previously issued compensation warrants(4)	180,882	Common Shares	$1.25	$226,102.50
October 1, 2003	Exercise of previously issued Agents Options(5)	29,750	Common Shares	$2.22(8)	$66,140.50
October 2, 2003	Exercise of previously issued Agents Options(5)	24,872	Common Shares	$2.22(8)	$55,296.76
October 3, 2003	Exercise of previously issued compensation warrants(4)	51,950	Common Shares	$1.25	$64,937.50
October 8, 2003	Exercise of previously issued compensation warrants(4)	35,000	Common Shares	$1.25	$43,750

October 20, 2003	Exercise of previously issued Agents' Options(5)	2,363	Common Shares	$2.27(8)	$5,372.90
October 20, 2003	Exercise of previously issued compensation warrants(4)	3,500	Common Shares	$1.25	$4,375
October 24, 2003	Exercise of previously issued compensation warrants(4)	10,918	Common Shares	$1.25	$13,647.50
October 29, 2003	Exercise of previously issued Agents' Options(5)	15,000	Common Shares	$2.29(8)	$34,312
October 30, 2003	Exercise of previously issued employee stock options	163,326	Common Shares	$1.25	$204,157
November 3, 2003	Exercise of previously issued Agents' Options(5)	148,750	Common Shares	$2.28(8)	$339,274.95
November 4, 2003	Exercise of previously issued compensation warrants(4)	12,838	Common Shares	$1.25	$16,047.50
November 4, 2003	Exercise of previously issued Agents' Options(5)	1,663	Common Shares	$2.25(8)	$3,744.09
November 6, 2003	Exercise of previously issued compensation warrants(4)	2,000	Common Shares	$1.25	$2,500
November 7, 2003	Exercise of previously issued Agents' Options(5)	3,000	Common Shares	$2.24(8)	$6,724.98
November 10, 2003	Exercise of previously issued compensation warrants(4)	93,324	Common Shares	$1.25	$116,655
November 11, 2003	Exercise of previously issued Agents' Options(5)	1,600	Common Shares	$2.29(8)	$3,659.09
November 20, 2003	Exercise of previously issued Agents' Options(5)	59,912	Common Shares	$1.25	$74,890
November 26, 2003	Exercise of previously issued Agents' Options(5)	761	Common Shares	$2.27(8)	$1,731.24
December 3, 2003	Exercise of previously issued Agents' Options(5)	1,014	Common Shares	$2.31(8)	$2,343.95
December 8, 2003	Exercise of previously issued Agents' Options(5)	55,000	Common Shares	$2.29(8)	$125,922.15
December 8, 2003	Exercise of previously issued employee stock options	117,000	Common Shares	$1.25	$146,250
December 11, 2003	Exercise of previously issued Agents' Options(5)	20,698	Common Shares	$2.29(8)	$47,494.46
December 11, 2003	Exercise of previously issued compensation warrants(4)	26,838	Common Shares	$1.25	$33,547.50

December 17, 2003	Exercise of previously issued employee stock options	20,000	Common Shares	$1.25	$25,000
December 29, 2003	Exercise of previously issued underwriters' warrants(6)	4,447	Common Shares	$3.76(9)	$16,731.84
December 30, 2003	Exercise of previously issued Warrants(6)	1,250	Common Shares	$3.89(9)	$4,862.32
December 31, 2003	Exercise of previously issued Warrants(6)	1,250	Common Shares	$3.89(9)	$4,862.32
December 31, 2003	Exercise of previously issued underwriters' warrants(6)	5,290	Common Shares	$3.89(9)	$20,413.58
January 5, 2004	Exercise of previously issued Warrants(6)	5,650	Common Shares	$3.89(9)	$21,977.65
January 9, 2004	Exercise of previously issued Warrants(6)	9,375	Common Shares	$3.87(9)	$36,322.97
January 19, 2004	Exercise of previously issued employee stock options	66,320	Common Shares	$1.25(9)	$82,900
January 20, 2004	Exercise of previously issued Agents Options(5)	5,527	Common Shares	$2.30(8)	$12,737.03
January 27, 2004	Exercise of previously issued underwriters' warrants(6)	20,100	Common Shares	$3.80(9)	$76,350.86
February 2, 2004	Exercise of previously issued Warrants(6)	12,500	Common Shares	$3.73(9)	$46,736.25
February 9, 2004	Exercise of previously issued underwriters' warrants(6)	60,300	Common Shares	$3.73(9)	$225,268.00
February 11, 2004	Exercise of previously issued Warrants(6)	4,000	Common Shares	$3.77(9)	$15,097.80
February 25, 2004	Exercise of previously issued Warrants(6)	1,750	Common Shares	$3.72(9)	$6,518.14
March 11, 2004	Exercise of previously issued underwriters' warrants(6)	10,524	Common Shares	$3.78(9)	$39,848.60
March 17, 2004	Bought deal unit financing(7)	7,813,000	Common Shares and Warrants	$4.80(7)	$37,539,902.40
March 23, 2004	Exercise of previously issued Agents Options(5)	33,099	Common Shares	$2.24(8)	$74,462.82

(1)
Issued in consideration for property, assets and working capital contributed by Jeffrey R. Ward and Richard D. McNeely, founders of the Company, since the Company's incorporation.

(2)
This number has been adjusted to reflect a common share split on a two-for-one basis that occurred December 20, 2002.

(3)
Each Class A Share was converted into Common Shares on a two-for-one basis upon closing of the Company's initial public offering.

(4)
Canaccord Capital Corporation and Haywood Securities Inc. (collectively the "Class A Agents") acted as agents in connection with this transaction (the "Class A Transaction"). The Class A Shares were converted in Common Shares on a two-for-one basis upon the closing of the Company's Canadian initial public offering on December 23, 2002. In consideration for their involvement with the Class A Transaction, the Class A Agents received a fee equal to 8% of the aggregate gross proceeds of the offering arranged by the Class A Agents and 4% of the aggregate gross proceeds of sales arranged by the Company. In addition to the cash commission, the Company granted the Class A Agents an aggregate of 283,400 non-transferable compensation warrants to purchase that number of Common Shares. The Class A Shares and the compensation warrants issued to the Class A Agents were issued and sold pursuant to prospectus exemptions under applicable Canadian securities legislation. In the United States, the sale of the securities was made in reliance upon an exemption from the registration requirements of the Securities Act set forth in Section 4(2) thereof with respect to transaction by an issuer not involving a public offering. The Class A Shares were sold at a price of $2.50 per Class A Share for aggregate gross proceeds of $8,000,000.

(5)
Canaccord Capital Corporation, Haywood Securities Inc., Griffiths McBurney & Partners and Westwind Partners Inc. (Collectively the "Agents") acted as the agents in connection with the Company's Canadian initial public offering. Pursuant to an agency agreement (the "Agency Agreement") dated December 10, 2002 among the Company and the Agents, the Agents agreed to offer on a best efforts basis in all jurisdictions other than the United States in reliance upon an exemption from the registration requirements of the Securities Act set forth in Regulation S thereof, and the Company agreed to issue and sell, up to a maximum of 8,000,000 Common Shares at a price of Cdn.$3.00 per Common Share for an aggregate purchase price of Cdn.$24,000,000 upon the terms and conditions contained in the Agency Agreement. The Common Shares were offered for sale on a private placement basis in the United States by certain U.S. registered broker-dealer affiliates of the Agents. For purposes of such private placement in the United States, the Agents agreed to purchase 690,000 Common Shares for resale to "Qualified Institutional Buyers" in the United States pursuant to Rule 144A under the Securities Act. Pursuant to the Agency Agreement, the Company paid the Agents a fee equal to 7% of the aggregate gross proceeds for their services as agents. In addition to the cash commission, the Company granted the Agents non-transferable compensation options (the "Agents' Options") to purchase that number of Common Shares equal to 7% of the number of Common Shares issued in connection with the Offering. The Agents' Options are exercisable at a price of Cdn.$3.00 per share until December 23, 2004.

(6)
On August 28, 2003 the Company closed an underwritten private placement for aggregate gross proceeds of Cdn$25,125,000. The offering consisted of 6,700,000 units, each unit consisting of one Common Share and one-half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of Cdn$5.00 at any time prior to February 28, 2005. A syndicate of underwriters lead by Canaccord Capital Corporation and including Griffiths McBurney & Partners, Haywood Securities Inc., and Pacific International Securities Inc. (collectively the "Underwriters") facilitated the transaction. The offering was completed pursuant to prospectus exceptions under applicable Canadian securities laws. No Common Shares or Warrants were sold or offered for sale in the United States or to United States residents. As partial consideration, the Underwriters were issued an aggregate of 201,000 underwriters' warrants. Each underwriters' warrant entitles the holder thereof to purchase one Common Share at a price of Cdn$5.00 until February 28, 2005.

(7)
On March 17, 2004 the Company closed a bought deal unit financing co-lead by by GMP Securities Ltd. and Canaccord Capital Corporation with a syndicate of underwriters including CIBC World Markets Inc., National Bank Financial Inc. and Pacific International Securities Inc. The total offering, including the exercise of the underwriters' option in full, was for 7,813,000 units at a price of Cdn$6.40 ($4.80 using a conversion rate of $1.00 equals $0.75075 which was the rate that the Company received when depositing the funds into its bank) per unit and realized gross proceeds of Cdn.$50,003,200. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchse one Common Share of the Company at a price of $10.00 at any time prior to March 17, 2009.

(8)
This number is the approximate United States dollar equivalent of Cdn$3.00 at the exchange rate in effect of the date that the proceeds of the issuance of the securities was deposited at the Company's bank. The numbers may not add due to rounding. The following are the exchange rates used in connection with the corresponding security issuances:

Date of Issuance	Cdn$1 Equals Approximately
December 23, 2002	$0.6430
January 23, 2003	$0.6530
June 23, 2003	$0.7400
July 10, 2003	$0.7276
August 28, 2003	$0.7165
September 9, 2003	$0.7287
September 22, 2003	$0.7426
October 1, 2003	$0.7411
October 2, 2003	$0.7411
October 20, 2003	$0.7579
October 29, 2003	$0.7625
November 3, 2003	$0.7603
November 4, 2003	$0.7505
November 7, 2003	$0.7472
November 11, 2003	$0.7623
November 26, 2003	$0.7583
December 3, 2003	$0.7705
December 8, 2003	$0.7623
December 11, 2003	$0.7649
January 20, 2004	$0.7682
March 23, 2004	$0.7499

(9)
This number is the approximate United States dollar equivalent of Cdn$5.00 at the exchange rate in effect on the date that the proceeds of the issuance of the securities were deposited at the Company's bank. The numbers may not add due to rounding. The following are the exchange rates used in connection with the corresponding security issuances:

Date of Issuance	Cdn$1 Equals Approximately
December 29, 2003	$0.7525
December 30, 2003	$0.7780
December 31, 2003	$0.7780
January 5, 2004	$0.7780
January 9, 2004	$0.7749
January 27, 2004	$0.7597
February 2, 2004	$0.7478
February 9, 2004	$0.7473
February 11, 2004	$0.7549
February 25, 2004	$0.7449
March 11, 2004	$0.7573

Item 11 — Description of Registrant's Securities to be Registered

Capital Stock

        The authorized capital of the Company consists of an unlimited number of Common Shares of which as at March 24, 2004 there are 50,968,903 Common Shares outstanding as fully paid and non-assessable.

        Holders of the Common Shares are entitled to receive dividends as and when declared by the Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of the Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities. Distribution in the form of dividends, if any, will be set by the Board of Directors.

        Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company's articles of incorporation and the Ontario Business Corporations Act. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

Item 12 — Indemnification of Directors and Officers

        Subject to the limitations contained in the Business Corporations Act (Ontario), the Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Company or such body corporate, if:

  (a)
  he acted honestly and in good faith with a view to the best interest of the Company; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        The Company shall also indemnify such person in such other circumstances as the Business Corporations Act (Ontario) permits or requires.

        The Company may also purchase and maintain insurance for the benefit of any person referred to above against such liabilities and in such amounts as the board may from time to time determine and as permitted by the Business Corporations Act (Ontario).

Item 13 — Financial Statements and Supplementary Data

Selected Quarterly Financial Information

Statement of Operations Data US GAAP

(expressed in US dollars, unless otherwise stated)	Q1 2003	Q2 2003	Q3 2003	Total 2003
2003
Loss per Canadian GAAP	$(144,510)	$(501,497)	$(243,712)	$(889,719)
Additions to interests in exploration claims	(2,067,949)	(3,476,561)	(5,073,050)	(10,617,560)
Write-down interests in exploration claims	21,014	97,580	—	118,594
Accretion under Canadian GAAP	—	—	—	—
Compensation costs	—	—	—	—

Loss per US GAAP before cumulative effect of change in accounting principles	(2,191,445)	(3,880,478)	(5,316,762)	(11,388,685)
Cumulative effect of change in accounting policy	63,308	—	—	63,308

Loss per United States GAAP	(2,128,137)	(3,880,478)	(5,316,762)	(11,325,377)

Weighted average number of common shares outstanding	34,832,415	35,039,578	37,559,280	37,351,456

Basic loss per share under US GAAP	(0.06)	(0.11)	(0.14)	(0.30)

(expressed in US dollars, unless otherwise stated)	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Total 2002
2002
Loss per Canadian GAAP	$(27,539)	$(34,905)	$(73,759)	$(542,330)	$(678,533)
Additions to interests in exploration claims	(152,313)	(1,097,947)	(3,541,849)	(3,004,871)	(7,796,980)
Write-down interests in exploration claims	—	—	—	—	—
Accretion under Canadian GAAP	4,996	4,996	4,996	4,995	19,983
Compensation costs	—		(16,699,997)	(126,000)	(16,825,997)

Loss per US GAAP before cumulative effect of change in accounting principles	(174,856)	(1,127,856)	(20,310,609)	(3,668,206)	(25,281,527)
Cumulative effect of change in accounting policy	—	—	—	—	—

Loss per United States GAAP	(174,856)	(1,127,856)	(20,310,609)	(3,668,206)	(25,281,527)

Weighted average number of of common shares outstanding	13,207,590	15,204,864	19,705,959	24,295,652	20,457,189

Basic loss per share under US GAAP	(0.01)	(0.07)	(1.03)	(0.15)	(1.24)

(expressed in US dollars, unless otherwise stated)	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Total 2001
2001
Loss per Canadian GAAP
Additions to interests in exploration claims	$2,719	$(334)	$(4,160)	$(37,897)	$(39,672)
Write-down interests in exploration claims	(649,124)	(328,938)	(760,220)	(584,132)	(2,322,414)
Accretion under Canadian GAAP	—	—	—	—	—
Compensation costs	—	—	—	—	—

Loss per US GAAP before cumulative effect of change in accounting principles	(646,405)	(329,272)	(764,380)	(622,029)	(2,362,086)
Cumulative effect of change in accounting policy	—	—	—	—

Loss per United States GAAP	(646,405)	(329,272)	(764,380)	(622,029)	(2,362,086)

Weighted average number of of common shares outstanding	5,396,503	7,081,730	9,030,342	11,615,852	8,298,852

Basic loss per share under US GAAP	(0.12)	(0.05)	(0.08)	(0.05)	(0.28)

(expressed in US dollars, unless otherwise stated)	Cumulative Since Inception
Loss per Canadian GAAP	$(1,846,258)
Additions to interests in exploration claims	(23,118,449)
Write-down interests in exploration claims	118,594
Compensation costs	(16,825,997)

Loss per US GAAP before cumulative effect of change in accounting principles	(41,672,110)

Loss per United States GAAP	(41,672,110)

 Selected Quarterly Financial Information

Statement of Operations Data Canadian GAAP

(expressed in US dollars, unless otherwise stated)	Q1 2003	Q2 2003	Q3 2003	Total
2003
Revenue
Gold Revenue	$—	$—	$—	$—
Expenses
General and administrative	465,378	502,395	682,870	1,650,643
Amortization of property, plant and equipment	14,051	18,466	23,950	56,467
Accretion — reclamation	5,262	5,442	5,485	16,189
Other — write-down interests in exploration claims	21,014	97,580	—	118,594
Other — loss on disposition of exploration assets	—	—	82,010	82,010
Foreign exchange loss (gain)	(323,698)	(84,035)	(493,457)	(901,190)

	182,007	539,848	300,858	1,022,713
Other (income) expense
Interest	(37,497)	(38,351)	(57,146)	(132,994)

Loss for the period	(144,510)	(501,497)	(243,712)	(889,719)
Opening deficit before change in accounting policy	(898,179)	(1,101,049)	(1,602,546)	(898,179)
Change in accounting policy	(58,360)	—	—	(58,360)
Opening deficit after change in accounting policy	(956,539)	(1,101,049)	(1,602,546)	(956,539)

Deficit — cumulative to date	(1,101,049)	(1,602,546)	(1,846,258)	(1,846,258)

Weighted average number of of common shares outstanding	34,832,415	35,039,578	37,559,280	37,351,456

Basic and diluted (loss)/Income per share	(0.00)	(0.01)	(0.01)	(0.02)

(expressed in US dollars, unless otherwise stated)	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Total
2002
Revenue
Gold Revenue	$—	$—	$—	$—	$—
Expenses
General and administrative	23,477	31,496	70,242	382,975	508,190
Amortization of property, plant and equipment	3,078	3,430	7,713	9,053	23,274
Accretion — reclamation	4,996	4,996	4,996	4,995	19,983
Other — write-down interests in exploration claims	—	—	—	—	—
Other — loss on disposition of exploration assets	—	—	—	—	—
Foreign exchange loss (gain)	995	184	6,253	173,578	181,010

	32,546	40,106	89,204	570,601	732,457
Other (income) expense
Interest	(5,007)	(5,201)	(15,445)	(28,271)	(53,924)

Loss for the period	(27,539)	(34,905)	(73,759)	(542,330)	(678,533)
Opening deficit before change in accounting policy	(239,631)	(305,547)	(340,452)	(414,211)	(239,631)
Change in accounting policy	(38,377)	—	—	—	(38,377)
Opening deficit after change in accounting policy	(278,008)	(305,547)	(340,452)	(414,211)	(278,008)

Deficit — cumulative to date	(305,547)	(340,452)	(414,211)	(956,541)	(956,541)

Weighted average number of common shares outstanding	13,207,590	15,204,864	19,705,959	24,295,652	20,457,189

Basic and diluted (loss)/Income per share	(0.00)	(0.00)	(0.00)	(0.02)	(0.03)

(expressed in US dollars, unless otherwise stated)	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Total
2001
Revenue
Gold Revenue	$—	$—	$—	$—	$—
Expenses
General and administrative	1,875	11,806	7,970	42,168	$63,819
Amortization of property, plant and equipment	—	—	—	—	—
Accretion — reclamation	—	—	—	—	—
Other — write-down interests in exploration claims	—	—	—	—	—
Other — loss on disposition of exploration assets	—	—	—	—	—
Foreign exchange loss (gain)	(4,594)	(11,472)	(3,810)	(4,271)	(24,147)

	(2,719)	334	4,160	37,897	39,672
Other (income) expense
Interest	—	—	—	—	—
Loss for the period	2,719	(334)	(4,160)	(37,897)	(39,672)
Opening deficit before change in accounting policy	(199,959)	(197,240)	(197,574)	(201,734)	(199,959)
Opening deficit after change in accounting policy	(199,959)	(197,240)	(197,574)	(201,734)	(199,959)

Deficit — cumulative to date	(197,240)	(197,574)	(201,734)	(239,631)	(239,631)

Weighted average number of common shares outstanding	5,396,503	7,081,730	9,030,342	11,615,852	8,298,852

Basic and diluted (loss)/Income per share	0.00	0.00	0.00	0.00	0.00

(expressed in US dollars, unless otherwise stated)	Cumulative Since Inception
Revenue
Gold Revenue	$—
Expenses
General and administrative	2,430,955
Amortization of property, plant and equipment	79,741
Accretion — reclamation	16,189
Other — write-down interests in exploration claims	118,595
Other — loss on disposition of exploration assets	82,010
Foreign exchange loss (gain)	(719,928)

2,007,562
Other (income) expense
Interest	(219,663)

Loss for the period	(1,787,899)
Opening deficit before change in accounting policy	(1,787,898)
Change in accounting policy	(58,360)
Opening deficit after change in accounting policy	(1,846,258)

Deficit — cumulative to date	(1,846,258)

        Please see the audited annual financial statements of the Company and the unaudited financial statements of the Company for the nine months ended September 30, 2003 at Item 15 of this Form 10.

Item 14 — Changes and disagreement with Accountants

        The Company has not had a change of auditors during the two most recent fiscal years.

Item 15 — Financial Statements and Exhibits

METALLIC VENTURES GOLD INC.

(formerly "Metallic Ventures Inc.")
(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(expressed in US dollars, unless otherwise stated)	September 30, 2003	December 31, 2002
Assets
Current assets
Cash and cash equivalents	$18,304,654	$14,101,118
Short-term investments (note 1 (b))	1,500,000	—
Accounts receivable	1,500	—
Prepaid expenses	177,069	139,097
Inventory (note 1 (a))	186,192	—
Accrued interest	12,297	56,436

	20,181,712	14,296,651
Restricted deposits — reclamation bonds	894,359	835,559
Property, plant and equipment	4,412,228	2,054,465
Interests in exploration claims (notes 3 and 4)	22,999,855	12,379,223

	48,488,154	29,565,898

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,336,176	778,424

Reclamation liabilities (note 3)	814,153	746,651

	3,150,329	1,525,075

Shareholders' Equity
Capital stock (note 2)
Common shares	42,303,753	28,537,627
Agents' warrants private placement 2002	7,562	21,255
Agents' options public offering 2002	426,577	438,480
Agents' warrants private placement 2003	4,446,191	—
Deficit	(1,846,258)	(956,539)

	45,337,825	28,040,823

	48,488,154	29,565,898

The accompanying notes form an integral part of these consolidated financial statements.

METALLIC VENTURES GOLD INC.

(formerly "Metallic Ventures Inc.")
(an exploration stage company)

CONSOLIDATED INCOME STATEMENTS

(Unaudited)

	Three months ended September 30		Nine months ended September 30
(expressed in US dollars, unless otherwise stated)					Cumulative Since Inception
	2003	2002	2003	2002
Revenue
Gold Revenue	$—	$—	$—	$—	$—
Expenses
General and administrative	682,870	70,242	1,650,641	125,215	2,430,955
Amortization of property, plant and equipment	23,950	7,713	56,467	14,221	79,741
Accretion — reclamation	5,485	4,996	16,190	14,988	16,189
Other — write-down interests in exploration claims	—	—	118,595	—	118,594
Other — loss on disposition of exploration assets	82,010	—	82,010	—	82,010
Foreign exchange loss (gain)	(493,457)	6,253	(901,190)	7,432	(719,928)

	300,858	89,204	1,022,713	161,856	2,007,561
Other (income) expense
Interest	(57,146)	(15,445)	(132,994)	(25,653)	(219,663)

Loss for the period	(243,712)	(73,759)	(889,719)	(136,203)	(1,787,898)
Opening deficit before change in accounting policy	(1,602,546)	(340,450)	(898,179)	(239,629)	(1,787,898)
Change in accounting policy (note 3)	—	—	(58,360)	(38,377)	(58,360)
Opening deficit after change in accounting policy	(1,602,546)	(340,450)	(956,539)	(278,006)	(1,846,258)

Deficit — cumulative to date	(1,846,258)	(414,209)	(1,846,258)	(414,209)	(1,846,258)

Weighted average number of common shares outstanding	37,559,280	19,705,959	37,351,456	20,191,305

Basic and diluted (loss)/Income per share	(0.01)	0.00	(0.02)	(0.01)

The accompanying notes form an integral part of these consolidated financial statements.

METALLIC VENTURES GOLD INC.

(formerly "Metallic Ventures Inc.")
(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended September 30
			Nine months ended September 30
(expressed in US dollars, unless otherwise stated)					Cumulative Since Inception
	2003	2002	2003	2002
Cash provided by (used in)
Operating activities
Loss for the period	$(243,712)	$(73,759)	$(889,719)	$(136,203)	$(1,846,257)
Amortization of property, plant and equipment	23,950	7,713	56,467	14,221	79,741
Other — write-down interests in exploration claims	—	—	118,595	—	118,594
Other — loss on disposition of exploration assets	82,010	—	82,010	—	82,010
Accretion — Reclamation	5,485	4,996	16,189	14,988	74,549

	(132,267)	(61,050)	(616,458)	(106,994)	(1,491,363)
Net (increase) decrease in non-cash working capital balances related to operations	1,472,526	175,915	1,815,708	120,374	1,853,865

	1,340,259	114,865	1,199,250	13,380	362,502

Investing activities
Purchase of reclamation bonds	—	(3,000)	(60,000)	(387,561)	(1,089,618)
Sale of reclamation bonds	1,200	12,500	1,200	12,500	211,959
Purchase of short-term investments (note 1 (a))	—	—	(1,500,000)	—	(1,500,000)
Purchase of property, plant and equipment	(678,636)	(181,869)	(2,806,605)	(305,339)	(4,224,990)
Exploration claim expenditures	(4,942,040)	(3,386,634)	(10,372,297)	(4,636,620)	(18,643,266)
Acquisition of interests in exploration claims	—	—	—	—	(3,368,017)

	(5,619,476)	(3,559,003)	(14,737,702)	(5,317,020)	(28,613,932)

Financing activities
Increase in related party loan	—	—	—	17,125	620,583
Paid-in capital	—	—	—	1,883,861	7,059,377
Private placement — net of issue costs 2002	—	7,208,254	—	7,190,380	7,190,380
Initial public offering — net of issue costs	—	(138,144)	(444,734)	(138,144)	13,499,022
Private placement — net issue costs 2003 (note 2 (c))	16,709,914	—	16,709,914	—	16,709,914
Private placement warrants exercised, net of issue costs (note 2(a))	379,594		554,805	—	554,805
Public offering options exercised, net of issue costs (note 2(a))	11,078	—	11,369	—	11,369
Over-allotment options exercised (note 2(b))	—	—	910,634	—	910,634

	17,100,585	7,070,110	17,741,988	8,953,222	46,556,084

Increase (decrease) in cash and cash equivalents	12,821,368	3,625,972	4,203,536	3,649,582	18,304,654
Cash and cash equivalents — Opening balance	5,483,286	222,586	14,101,118	198,976	—

Cash and cash equivalents — Ending balance	18,304,654	3,848,558	18,304,654	3,848,558	18,304,654

Supplemental cash flow information
Income taxes paid	—	—	—	—	—
Interest paid	—	—	—	—	—

The accompanying notes form an integral part of these consolidated financial statements.

METALLIC VENTURES GOLD INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three months ended September 30, 2003

1. General basis of presentation

        In the opinion of management, the accompanying unaudited consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows contain all adjustments necessary to present fairly, in all material respects, the financial position of Metallic Ventures Gold Inc. (the Company) as at September 30, 2003 and December 31, 2002 and the results of its operations and its cash flows for the three and nine month periods ended September 30, 2003 and 2002.

        The unaudited consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company's annual report to shareholders for the year ended December 31, 2002. These unaudited interim consolidated financial statements do not include all requirements of Canadian generally accepted accounting principles for annual financial statements, but have been prepared using the same accounting policies as those described in note 2 of the Company's audited financial statements for the year ended December 31, 2002, with the exception of those policies identified below:

        a.     Inventory

        Inventory consists of materials and supplies which are valued at average cost.

        b.     Short-term investments

        Short-term investments consist of certificates of deposit with nine (9) month maturity terms.

2. Capital stock

        a.     Issued

	September 30, 2003		December 31, 2002
Common Shares
	# Shares	Amount	# Shares	Amount
Balance at beginning of period	34,400,000	$28,537,627	12,459,180	$2
Conversion of paid-in capital into common shares	—	—	7,540,820	8,307,958
Private placement July 10, 2002	—	—	6,400,000	7,169,125
Initial public offering December 23	—	—	8,000,000	13,060,542
Partial exercise of initial public offering over-allotment option	500,000	883,229	—	—
Exercise of private placement warrants	365,144	470,123	—	—
Exercise of public offering options	50,200	149,051	—	—
Private Placement August 28, 2003	6,700,000	12,263,723	—	—

Balance at end of period	42,015,344	$42,303,753	34,400,000	$28,537,627

        b.     Over-allotment options

        On January 22, 2003, the Company issued 500,000 common shares at Cdn $3.00 per share in accordance with the over-allotment options relating to the initial public offering for total cash consideration of Cdn $1,500,000 (US $979,176), less cash issue costs of US $68,542 and US $27,405 assigned value of the agents' warrants. On January 23, 2003, the remaining 700,000 over-allotment options expired.

        As per the terms of the over-allotment agreement, an additional 35,000 agents' options were issued. The fair value of these over-allotment options was US $0.783, estimated using the Black-Scholes model with the following assumptions: stock price of $3.00, two-year expected term, 70% volatility, interest rate of 4.5% and an expected dividend yield of nil%.

        c.     Private placement

        On August 28, 2003, the Company completed an underwritten private placement of 6,700,000 common shares at Cdn $3.75 per share for total cash consideration of Cdn $25,125,000 (US $17,920,909), less cash issue costs of US $1,210,995 and US $4,446,191 assigned value to the agents' warrants. (note 2 (d) (e)).

        d.     Private placement warrants

        As part of the private placement on August 28, 2003 (note 2 (c)), the company granted 3,350,000 purchase warrants. Each purchase warrant entitles the holder of one common share purchased in the private placement to acquire one half of one common share. Each whole common share purchase warrant will entitle the holder thereof to acquire one common share of Metallic Ventures Gold Inc. at a purchase price of Cdn $5.00 per common share for a period of 18 months following the closing of the private placement on August 28, 2003.

        The fair value of these purchase warrants was US $1.252 per warrant, estimated using the Black-Scholes model with the following assumptions: stock price on August 28, 2003 of $4.52, 18 month expected term, 85% volatility, interest rate of 4.75% and an expected dividend yield of nil%.

        e.     Private placement underwriters' warrants

        Under the agency agreement relating to the private placement offering (note 2 (c)), the Company granted 201,000 underwriters' warrants to the underwriters at an exercise price of Cdn $5.00 per common share for a period of 18 months following the closing date of the private placement on August 28, 2003.

        The fair value of these purchase warrants was US $1.252 per warrant, estimated using the Black-Scholes model with the following assumptions: stock price on August 28, 2003 of $4.52, 18 month expected term, 85% volatility, interest rate of 4.75% and an expected dividend yield of nil%.

        f.      Pro forma consolidated statements of operations and deficit

        The pro forma disclosures required in accordance with Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 for employee stock options, would be as follows:

	3rd Quarter	Year to Date
Loss	$(243,712)	$(889,719)
Stock compensation cost	(49,096)	(147,288)

Pro forma loss	$(292,808)	$(1,037,007)
Pro forma basic and diluted loss per share	(0.01)	(0.03)

3. Change in accounting policies — (CICA) Handbook Section 3110

        Effective January 1, 2003, the Company early adopted (CICA) Handbook Section 3110, "Asset Retirement Obligations" retroactively with restatement of prior periods' comparative figures. CICA Handbook Section 3110 requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and is amortized over the life of the asset, when production commences. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine.

        The effect of adoption of CICA Handbook Section 3110 on the balances as at January 1, 2002 resulted in a $121,668 decrease to interests in exploration claims, a net decrease to reclamation liabilities of $82,831 and an increase in the deficit of $38,377. The additional increase in the deficit on adoption on January 1, 2003 reflects the $19,983 charged to accretion for the year ended December 31, 2002. The effect on the nine months ending September 30, 2003 and 2002 was to increase accretion expense and increase the loss for the period by $16,190 and $14,998 respectively.

4. Mineral Exploration Projects

	Esmeralda	Goldfield	Converse	Other (note 4 (c))	Total
Balance — December 31, 2002	$7,205,063	$3,014,536	$1,784,958	$374,666	$12,379,223
Interests in exploration claims
Land and mining claim additions (note 4 (a))	—	255,000	—	—	255,000
Exploration expenditures	1,268,105	558,330	36,903	15,945	1,879,283
Write down interests in exploration claims (note 4 (b))	—	—	—	(21,014)	(21,014)
Amortization of machinery and equipment capitalized	53,569	1,763	—	—	55,332

Balance — March 31, 2003	8,526,737	3,829,629	1,821,861	369,597	14,547,824
Interests in exploration claims
Land and mining claim additions (note 4 (a))	—	421,750	—	—	421,750
Exploration expenditures	2,018,611	812,719	43,349	56,110	2,930,789
Write down interests in exploration claims (note 4 (b))	—	—	—	(97,580)	(97,580)
Amortization of machinery and equipment capitalized	122,259	1,763	—	—	124,022

Balance — June 30, 2003	10,667,607	5,065,861	1,865,210	328,127	17,926,805
Interests in exploration claims
Land and mining claim additions (note 4 (a))	—	120,148	—	—	120,148
Exploration expenditures	3,480,150	841,631	452,488	47,622	4,821,890
Amortization of machinery and equipment capitalized	129,061	1,951	—	—	131,012

Balance — September 30, 2003	14,276,817	6,029,591	2,317,698	375,749	22,999,855

        a.     Land and mining claim additions

        The Company continues to acquire strategic land and mining claims and exercise land purchase options surrounding or located within its project areas. The land and mining claim purchases are classified within the relevant projects as interests in exploration claims.

        b.     Disposals of property

        In March, the Company allowed its interest in the Bald Peak exploration project to lapse as it was determined by the company to be uneconomical to maintain the interest. The project could not be permitted for exploration and as such was not considered to have a future economic value to the Company. As a result, the Company took a write-off of $21,014 for the claims.

        In May, the Company took a $97,580 write-off for Romarco Exploration expenses. The expenses were the result of general exploration expenditures that were not project related and therefore taken as a write-off.

        c.     Other exploration projects

        Other exploration projects include mineral properties that the Company continues to hold title to, which are not individually significant. The other exploration mineral properties and their carrying values as at September 30, 2003 and December 31, 2002 are as follows:

	Balance September 30, 2003	Balance December 31, 2002
Mogollon	$172,873	$152,000
Romarco Exploration expenses (note 4 (b))	—	92,250
Red Rock	103,083	48,385
Gold Hill	51,066	40,733
Bald Peak (note 4 (b))	—	20,981
BCS	33,380	12,110
Mustang Canyon	10,640	5,000
Monica	4,707	3,207

Balance — End of Period	375,749	374,666

5. Canadian and United States generally accepted accounting principles

        These unaudited consolidated interim financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (GAAP).

        Differences that materially affect the measurement of items included in the consolidated financial statements are:

        a.     Exploration expenditures

        United States GAAP requires that exploration costs be charged to expense as incurred until proven economic reserves are established. Accordingly, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under United States GAAP. Any other related costs in respect of the mineral properties are charged to earnings under United States GAAP and capitalized under Canadian GAAP.

        b.     Stock option compensation costs

        United States GAAP requires that $16,825,997 of certain stock compensation costs issued in 2002 be expensed. This amount increases share capital under United States GAAP. On July 9, 2002, the Company issued an aggregate of 9,999,998 common shares at a price of $0.83 per share in consideration for paid in capital contributions to the two existing shareholders for amounts previously contributed including non-cash items contributed. Based on the $1.67 difference between the $2.50 share price of the July 10, 2002, private placement and the $0.83 issue price, an additional compensation cost of $16,699,997 was recognized. On October 8, 2002, an additional compensation cost of $126,000 was recognized for stock options based on the $0.63 difference between the price on the initial public offering of Cdn$3.00 (US$1.88) and the exercise price of $1.25.

        c.     Change in accounting policies — Adoption of FAS 143

        On January 1, 2003 the company adopted Financial Accounting Standards Board (FASB) Statement No. 143, which establishes standards for the recognition and measurement of an asset retirement obligation and its associated retirement costs. The adoption of FASB Statement No. 143 is retroactive, and as a result, $63,308 has been recorded as a cumulative adjustment in United States GAAP earnings. As described in note 3, the company also adopted CICA Handbook Section 3110, which harmonizes with the requirements of FASB Statement No. 143. The adoption of CICA Handbook Section 3110 is also retroactive; however, Canadian GAAP requires the restatement of prior periods rather than recording a cumulative adjustment in the current year.

        d.     Consolidated balance sheets

        The effects of the differences in accounting under Canadian GAAP and US GAAP on the consolidated balance sheets are as follows:

	September 30, 2003 Canadian GAAP	September 30, 2003 US GAAP	December 31, 2002 Canadian GAAP	December 31, 2002 US GAAP
Current Assets	$20,181,712	$20,181,712	$14,296,651	$14,296,651
Restricted deposits — reclamation bonds	894,359	894,359	835,559	$835,559
Property, plant and equipment	4,412,228	4,412,228	2,054,465	2,054,465
Interests in exploration claims	22,999,855	—	12,379,223	—

	48,488,154	25,488,299	29,565,898	17,186,675

Current liabilities	2,336,176	2,336,176	778,424	778,424
Reclamation liabilities (note 5 (c))	814,153	814,153	746,651	809,959
Capital stock (note 5 (b))	47,184,083	64,010,080	28,997,362	45,823,359
Deficit	(1,846,258)	(41,672,110)	(956,539)	(30,225,067)

	48,488,154	25,488,299	29,565,898	17,186,675

        e.     Consolidated statements of operations

        Had the Company followed United States GAAP, certain items on the consolidated statements of operations and deficit would have been reported as follows:

	Three months ended September 30		Nine months ended September 30
					Cumulative Since Inception
	2003	2002	2003	2002
Loss per Canadian GAAP	$(243,712)	$(73,759)	$(889,719)	$(136,203)	$(1,846,258)
Additions to interests in exploration claims	(5,073,050)	(3,541,849)	(10,617,560)	(4,792,109)	(23,118,449)
Write-down interests in exploration claims	—	—	118,594	—	118,594
Accretion under Canadian GAAP	—	4,996	—	14,988	—
Compensation costs (note 5 (b))	—	(16,669,997)	—	(16,699,997)	(16,825,997)

Loss per US GAAP before cumulative effect of change in accounting principles	(5,316,762)	(20,310,609)	(11,388,685)	(21,613,321)	(41,672,110)
Cumulative effect of change in accounting policy (note 5 (c))	—	—	63,308	—	—

Loss per United States GAAP	(5,316,762)	(20,310,609)	(11,325,377)	(21,613,321)	(41,672,110)

Basic loss per share under US GAAP, before and after cumulative effect of change in accounting policy	(0.14)	(1.03)	(0.30)	(1.06)

        f.      Reconciliation of consolidated statements of cash flows

	Three months ended September 30, 2003			Three months ended September 30, 2002
	Operations	Investing	Financing	Operations	Investing	Financing
Cash generated (used) per Canadian GAAP	$1,340,259	$(5,619,476)	$17,100,585	$114,865	$(3,559,003)	$7,070,110
Exploration claim expenditures	(4,942,040)	4,942,040	—	(3,386,634)	3,386,634	—

Cash generated (used) per US GAAP	(3,601,781)	(677,436)	17,100,585	(3,271,769)	(172,369)	7,070,110

	Nine months ended September 30, 2003			Nine months ended September 30, 2002
	Operations	Investing	Financing	Operations	Investing	Financing
Cash generated (used) per Canadian GAAP	$1,199,250	$(14,737,702)	$17,741,988	$13,380	$(5,317,020)	$8,953,222
Exploration claim expenditures	(10,372,297)	10,372,297	—	(4,636,620)	4,636,620	—

Cash generated (used) per US GAAP	(9,173,047)	(4,365,405)	17,741,988	(4,623,240)	(680,400)	8,953,222

	Cumulative Since Inception
	Operations	Investing	Financing
Cash generated (used) per Canadian GAAP
Exploration claim expenditures	$362,502	$(28,613,932)	$46,556,084
Cash generated (used) per US GAAP	(22,011,283)	22,011,283	—

	(21,648,781)	(6,602,649)	46,556,084

6. Subsequent Events

        a.     Exploration Agreement

        On October 1, 2003, the Company entered into a US $1,000,000, two-year mineral exploration agreement with Cordilleran Exploration Company, dba Cordex Exploration Co. ("Cordex") whereby Metallic Ventures Gold Inc. agrees to pay funding of US $500,000 per year over the next two (2) years to Cordex for the purpose of mineral exploration, mineral property acquisition, and mineral property evaluation in the State of Nevada.

        Per the terms of the agreement Cordex will retain a 3% net smelter return production royalty, except were the existing or imposed royalties on a property exceed 5%, in which case Cordex's fall back royalty interest would be 2% until a total of US $1,500,000 has been paid, the royalty would then reduce to a 1% net smelter royalty.

        b.     Stock Option Grant

        On October 8, 2003, the Company granted an aggregate of 1,580,000 common share stock options to certain directors, officers, employees and consultants of the Company. The options were granted under the guidelines of the Company's stock option plan adopted July 9, 2002.

        Each option will entitle the holder thereof to acquire one common share of Metallic Ventures Gold Inc. stock at a purchase price of Cdn $6.20 per share for the period five years following the date of grant.

        The company granted 400,000 common share stock options to board members that became fully vested at the date of grant. A total of 1,180,000 common share stock options were granted to employees, officers, and consultants of the company who did not previously hold options under the Company's stock option plan. These options vest as to one third on the date of grant, one third on the first anniversary of the date of grant and one third on the second anniversary of the date of grant.

        The fair value of the total 1,580,000 stock options assigned at the time of the grant was $3,024,083, estimated using the Black-Scholes model with the following assumptions: stock price on the date of grant Cdn $5.35, 85% volatility, one-year and three-year expected terms, interest rate of 4.75% and expected dividend yield of nil.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

        The annual consolidated financial statements for the periods December 31, 2002 and 2001 and interim consolidated financial statements for the third quarter ended September 30, 2003, were prepared by the management of Metallic Ventures Inc., reviewed by the Audit Committee of the Board of Directors, and approved by the Board of Directors.

        Management is responsible for the preparation of the consolidated financial statements and believes that they fairly represent the Company's financial position and the results of its operations in accordance with Canadian and US generally accepted accounting principles. Management has included amounts in the Company's consolidated financial statements based on estimates, judgments, and policies that it believes reasonable in the circumstances.

        To discharge its responsibilities for financial reporting and for safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance, at appropriate cost, that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately on the Company's books and records.

        PricewaterhouseCoopers LLP were appointed as the Company's auditors at the Annual General and Special Meeting of Shareholders. Their report outlines the scope of their examination and their opinion.

JEFFREY R. WARD Chief Executive Officer	MILES BACHMAN Chief Financial Officer

April 4, 2003

Independent Auditors' Report

To the Shareholders of
Metallic Ventures Gold Inc. (formerly "Metallic Ventures Inc.")

        We have audited the consolidated balance sheets of Metallic Ventures Gold Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the three years ended December 31, 2002 and cumulative since inception. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the three years ended December 31, 2002 and cumulative since inception in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants
Toronto, Canada

METALLIC VENTURES GOLD INC.

(formerly "Metallic Ventures Inc.")
(An exploration stage company)

Consolidated Balance Sheets

As at December 31, 2002 and 2001

(expressed in US dollars, unless otherwise stated)	2002	2001
	$	$
Assets
Current assets
Cash and cash equivalents	14,101,118	198,976
Prepaid expenses	139,097	70,733
Accrued interest	56,436	—

	14,296,651	269,709
Restricted deposits — reclamation bonds (note 11)	835,559	457,426
Accrued interest — reclamation bonds	—	26,475
Property, plant and equipment (note 3)	2,054,465	1,067,614
Interests in exploration claims (note 4)	12,500,891	4,703,909

	29,687,566	6,525,133

Liabilities
Current liabilities
Accounts payable and accrued liabilities	778,424	175,830
Related party loan (note 7)	—	603,458

	778,424	779,288
Reclamation liabilities	809,959	809,959

	1,588,383	1,589,247

Shareholders' Equity
Capital stock (note 5)
Common shares (note 5(b))	28,537,627	2
Agents' warrants (note 5(f))	21,255	—
Agent's options (note 5(g))	438,480	—
Paid-in capital (note 5(c))	—	5,175,515
Deficit	(898,179)	(239,631)

	28,099,183	4,935,886

	29,687,566	6,525,133

Nature of operations and going concern (note 1)
Commitments (note 9)

Approved by the Board of Directors

(Signed) William R.C. Blundell Director	(Signed) Timothy J. Ryan Director

The accompanying notes form an integral part of these consolidated financial statements.

METALLIC VENTURES GOLD INC.

(formerly "Metallic Ventures Inc.")
(An exploration stage company)

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2002, 2001 and 2000

(expressed in US dollars, unless otherwise stated)	2002	2001	2000	Cumulative Since Inception
	$	$	$	$
Revenue
Gold revenue	—	—	—	—
Expenses
General and administrative	508,190	63,819	208,304	780,313
Amortization of property, plant and equipment	23,274	—	—	23,274
Foreign exchange loss	181,010	—	252	181,262

	712,474	63,819	208,556	984,849
Other income
Interest	53,926	24,147	8,597	86,670

Loss for the year	(658,548)	(39,672)	(199,959)	—
Deficit — Beginning of year	(239,631)	(199,959)	—	—

Cumulated Deficit to Date	(898,179)	(239,631)	(199,959)	(898,179)

Weighted average number of common shares outstanding (note 5(i))	20,457,189	8,298,852	2,251,990	20,457,189

Basic and diluted loss per share	(0.03)	(0.00)	(0.09)	NA

The accompanying notes form an integral part of these consolidated financial statements.

METALLIC VENTURES GOLD INC.

(formerly "Metallic Ventures Inc.")
(An exploration stage company)

Consolidated Statements of Cash Flow

For the years December 31, 2002, 2001 and 2000

(expressed in US dollars, unless otherwise stated)	2002	2001	2000	Cumulative Since Inception
	$	$	$
Cash provided by (used in)
Operating activities
Loss	(658,548)	(39,672)	(199,959)	(898,179)
Amortization of property, plant and equipment	23,274	—	—	23,274
Increase in accrued interest	(29,961)	(17,878)	(8,597)	(56,436)

	(665,235)	(57,550)	(208,556)	(931,341)
Net change in non-cash working capital balances related to operations (note 10(b))	89,496	(37,215)	42,312	94,593

	(575,739)	(94,765)	(166,244)	(836,748)

Investing activities
Purchase of reclamation bonds	(390,633)	(100,960)	(538,025)	(1,029,618)
Sale of reclamation bonds	12,500	198,259	—	210,759
Purchase of property, plant and equipment	(591,772)	(800,000)	(26,614)	(1,418,386)
Exploration claim expenditures	(5,043,018)	(1,872,414)	(1,355,536)	(8,270,968)
Acquisition of interests in exploration claims (note 12)	(2,544,317)	(366,700)	(457,000)	(3,368,017)

	(8,557,240)	(2,941,815)	(2,377,175)	(13,876,230)

Financing activities
Increase in related party loan (notes 7 and 10(c))	17,125	22,319	581,139	620,583
Private placement (note 5(b))	7,190,380	—	—	7,190,380
Paid-in capital (note 5(c))	1,883,860	3,072,267	2,103,248	7,059,377
Initial public offering — net of costs (notes 5(b)(ii) and 10(c))	13,943,756	—	—	13,943,756

	23,035,121	3,094,586	2,684,387	28,814,096

Increase in cash and cash equivalents	13,902,142	58,006	140,968	14,101,118
Cash and cash equivalents — Opening balance	198,976	140,970	2	—

Cash and cash equivalents — Ending Balance	14,101,118	198,976	140,970	14,101,118

Supplemental cash flow information (note 10)

The accompanying notes form an integral part of these consolidated financial statements.

METALLIC VENTURES GOLD INC.
(formerly "Metallic Ventures Inc.")
(An exploration stage company)

Notes to Consolidated Financial Statements (Unaudited)

1 Nature of operations and going concern

        Metallic Ventures Gold Inc. (the Company) was incorporated under the Business Corporations Act (Ontario) on May 11, 1998; however, the Company did not commence any significant operations until the acquisition of the Esmeralda project (note 12(a)) on March 17, 2000.

        The Company is in the process of exploring its mineral properties and is attempting to establish ore reserves that are economically recoverable from mineral properties in the United States of America. The ability to continue as a going concern and the recoverability of amounts shown for these mineral properties and related deferred expenditures are dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the mineral properties, the ability of the Company to obtain the financing necessary to complete the advancement of the mineral properties and to achieve future profitable production or, upon the Company's ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material writedowns of the carrying amounts of the mineral properties.

2 Summary of significant accounting policies

        These consolidated financial statements have been presented in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). As described in note 16, these principles differ in certain material in respects, as they relate to the Company, from United States GAAP.

        The significant policies are summarized as follows:

  Principles of consolidation

        These consolidated financial statements include the accounts of the Company (incorporated in Ontario, Canada) and its wholly owned subsidiaries, Metallic Ventures (U.S.) Inc., Metallic Nevada Inc. (previously Romarco Nevada Inc.) and Metallic Goldfield Inc. (previously Romarco Nevada Goldfield Inc.) (all incorporated in Nevada, US). Metallic Nevada Inc. and Metallic Goldfield Inc. have been consolidated since their effective date of acquisition on March 20, 2001 (notes 12(b) and (c)).

        During the year ended December 31, 2002, the Company formed a subsidiary numbered company, 2012412 Ontario Inc. On November 18, 2002, the Company amalgamated this company with Metallic Ventures (U.S.) Inc. This company is also consolidated in these financial statements.

  Cash and cash equivalents

        Cash and cash equivalents comprise cash and money market funds with original maturity dates of less than three months.

  Property, plant and equipment

        Property, plant and equipment are recorded at cost less accumulated amortization. These assets are amortized on a straight-line basis, over their estimated useful lives, as follows:

Motor vehicles	5 years
Machinery and equipment	7 years
Computer equipment	3 years
Spares	as used
Mill	life of mine

        Assets under construction consist of equipment to be commissioned at the Esmeralda site. The assets will be included as part of property, plant and equipment once they are refurbished and placed into production. These assets are not currently being amortized as they are not ready for use.

  Exploration properties

        Mineral properties and related expenditures are recorded at cost. These net costs are deferred until the mineral properties to which they relate are placed into production, sold or abandoned. The costs will be amortized using the unit-of-production method over the estimated useful lives of the mineral properties following the commencement of production or written off, if the mineral properties are sold or abandoned.

        General exploration costs not specifically relating to a mineral property are expensed as incurred.

        Based on annual impairment reviews by management, in the event that the long-term expectation is that the net-carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the written-down amount charged to operations.

        A long-term expectation that the net carrying amount of the capitalized costs on the exploration properties will not recovered would be indicated when:

  •
  exploration activities have ceased;

  •
  exploration results are not promising such that exploration will not be planned for the foreseeable future;

  •
  lease ownership rights expire;

  •
  sufficient funding is not expected to be available to complete the exploration program; or

  •
  other indications of impairment exist.

  Reclamation liabilities

        Reclamation liabilities represent the estimated cost to rectify environmental damages on mineral properties acquired by the Company.

  Financial instruments

        The carrying amounts of cash and cash equivalents, reclamation bonds, accounts payable and accrued liabilities and the related party loan approximate the fair values of these financial instruments due to the short-term maturities of such instruments.

  Income taxes

        The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the income tax consequences of temporary differences by applying statutory income tax rates applicable to future years to differences between the financial statements' carrying amounts and the income tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

  Accounting for stock-based compensation and other stock-based payments

        Effective January 1, 2002, the Company adopted the new recommendations for accounting for stock-based compensation as required by The Canadian Institute of Chartered Accountants' (CICA) Handbook, Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of Section 3870 are generally applied prospectively to awards granted on or after the date of adoption, except that, retroactive application without restatement is required for outstanding awards as at January 1, 2002 where the awards call for settlement in cash or other assets, or for stock appreciation rights that call for settlement by the issuance of equity instruments.

        As permitted by Section 3870, the Company has elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options awarded to employees under the Company's stock-based compensation plan (note 5(d)). Accordingly, no compensation cost is recognized for the Company's stock options whose exercise price is equal to the market price on the date of grant. Entities that do not apply fair value accounting are required to disclose for each period, for which a statement of income is provided, the pro forma net income and net income per share, as if the fair value accounting method had been used to account for stock-based compensation. No stock options were granted by the Company until July 10, 2002 (note 5(d)).

  Translation of foreign currencies and functional currency

        All of the Company's balances and transactions are translated into the Company's measurement currency, the US dollar, as follows:

        Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for expenses related to assets and liabilities, which are translated at historical exchange rates. Translation gains and losses are reflected in the consolidated statements of operations and deficit.

  Joint venture operations

        The Converse joint venture identified in note 4(c) was previously conducted jointly with other entities and, accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities, which consist only of the mineral properties.

  Use of estimates

        The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Significant areas requiring the use of managements' estimates include the recoverability of capitalized amounts relating to mineral properties and the associated impairments. Actual results could differ from those estimates.

  Loss per share

        Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares that are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in manner similar to basic loss per share, except the weighted average number of shares outstanding is increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as-if-converted method for convertible securities.

3 Property, plant and equipment

	2002
	Cost $	Accumulated amortization $	Net $
Buildings	133,533	—	133,533
Motor vehicles	61,611	4,325	57,286
Machinery and equipment	1,458,710	53,322	1,405,388
Assets under construction	216,000	—	216,000
Computer equipment	138,918	23,274	115,644
Spares	126,614	—	126,614

	2,135,386	80,921	2,054,465

	2001
	Cost $	Accumulated amortization $	Net $
Machinery and equipment	825,000	—	825,000
Assets under construction	216,000	—	216,000
Spares	26,614	—	26,614

	1,067,614	—	1,067,614

4 Exploration Properties

	Esmeralda $	Goldfield $	Converse $	Other $	Total $
	(note 4(a))	(note 4(b))	(note 4(c))	(note 4(d))
Balance — December 31, 1999	—	—	—	—	—
Esmeralda acquisition (note 12(a))	1,025,959	—	—	—	1,025,959
Land and mining claim acquisitions (note 12(j))	109,000	—	—	—	109,000
Expenditures	1,246,536	—	—	—	1,246,536

Balance — December 31, 2000	2,381,495	—	—	—	2,381,495
Romarco Nevada Inc. acquisition (note 12(b))	—	—	180,000	20,000	200,000
Romarco Nevada Goldfield Inc. acquisition (note 12(c))	—	250,000	—	—	250,000
Land and mining claim acquisitions (note 12(j))	50,000	46,000	—	—	96,000
Expenditures	1,399,848	252,331	38,644	85,591	1,776,414

Balance — December 31, 2001	3,831,343	548,331	218,644	105,591	4,703,909
BCS project acquisition (note 12(d))	—	—	—	11,717	11,717
Gold Hill project acquisition (note 12(e))	—	—	—	24,300	24,300
Mogollon project acquisition (note 12(f))	—	—	—	152,000	152,000
Winslow mining claim acquisitions (note 12(g))	900,000	—	—	—	900,000
Gemfield project acquisition (note 12(h))	—	1,008,300	—	—	1,008,300
Converse project acquisition (note 12(i))	—	—	1,500,000	—	1,500,000
Land and mining claim acquisitions (note 12(j))	84,000	29,547	—	—	113,547
Expenditures	2,457,538	1,424,561	66,314	81,058	4,029,471
Amortization of machinery and equipment capitalized	53,850	3,797	—	—	57,647

Balance — December 31, 2002	7,326,731	3,014,536	1,784,958	374,666	12,500,891

        a)    Esmeralda

        The Esmeralda project (previously the Aurora project) was acquired out of bankruptcy by the Company in March 2000. The project is located in Mineral County, Nevada, approximately 100 miles southeast of Reno, Nevada.

        The Esmeralda project is subject to an annual holding cost of $35,201 per year and net smelter royalties (NSR) ranging from nil% to 6.5% on the mineral properties.

        b)    Goldfield

        The Goldfield project was acquired as part of the Romarco Nevada Goldfield Inc. acquisition on March 20, 2001 (note 12(c)). The project is located in the Esmeralda and Nye Counties, Nevada, approximately 262 miles south of Reno, Nevada.

        Property payment obligations consist of the lease, Bureau of Land Management (BLM) fees, county fees and other fees due as follows:

$
2003	342,085
2004	551,166
2005	233,366

        c)     Converse

        Prior to November 15, 2002, the Company owned a 25% interest in the Converse project through a 50% interest in the Nike joint venture that was acquired as part of the Romarco Nevada Inc. acquisition on March 20, 2001 (note 12(b)).

        On November 15, 2002, the Company acquired the outstanding 75% interest in the Converse project through the following transactions:

i)
A 50% interest was acquired from Newmont Mining Corporation (Newmont) for consideration of $1,000,000 and a sliding scale NSR of 3% to 5%. Newmont retained a one-time right to reacquire a 50% interest in the property upon completion of a bankable final feasibility study or the total expenditure of $8,000,000 by the Company. In order to reacquire this interest, Newmont would fund all activities until it has expended a total of 500% of the Company's expenditures to date.

ii)
A 25% interest was acquired from Cameco Gold Company for consideration of $500,000.

        The Converse project is located in Humboldt County, Nevada, approximately 18 miles northwest of the town of Battle Mountain, Nevada.

        The Converse project is subject to holding costs of $73,210 per year until July 2004 and are indexed to the price of gold beyond that date and a sliding scale royalty between 3% and 5%, depending upon the price of gold.

        d)    Other

        Other projects include mineral properties that the Company continues to hold title to, which are not individually significant. The other mineral properties as at December 31, 2002 consisted of the following projects:

$
Bald Peak	20,981
BCS	12,110
Gold Hill	40,733
Mogollon	152,000
Monica	3,207
Mustang Canyon	5,000
Red Rock	48,385
Romarco exploration	92,250

374,666

        These projects are subject to future annual holding costs as follows:

	2003	2004	2005
	$	$	$
Bald Peak	8,463	8,463	8,463
BCS	21,266	217,266	21,266
Mogollon	260	260	260
Monica	1,628	1,628	1,628
Mustang Canyon	5,430	5,430	5,349
Red Rock	11,935	11,935	11,935

	48,982	244,982	48,901

5 Capital stock

        On December 20, 2002, the Company's shareholders approved a two-for-one split of the Company's common shares. Accordingly, all references in the consolidated financial statements with respect to shares, stock options, warrants and per share amounts have been restated to retroactively reflect the split.

        a)    Authorized

        Unlimited number of common shares

        On July 10, 2002, the shareholders approved increasing the authorized capital stock by 3,200,000 Class A, preferred shares. All of these shares were issued as part of the private placement and subsequently converted into common shares at the time of the closing of the initial public offering on December 23, 2002 (note 5(b)).

        As at December 31, 2002, there are no Class A, preferred shares authorized or outstanding.

        b)    Issued and outstanding

	Number of shares	Amount
		$
Common shares
Balance — December 31, 1999	4	2
Shares deemed issued upon contribution of paid-in capital (note 5(b)(i))	5,063,216	—

Balance — December 31, 2000	5,063,220	2
Shares deemed issued upon contribution of paid-in capital (note 5(b)(i))	7,395,960	—

Balance — December 31, 2001	12,459,180	2
Shares deemed issued upon contribution of paid-in capital (note 5(b)(i))	7,540,820	—
Conversion of paid-in capital into common shares — July 10, 2002 (note 5(b)(i))	—	8,307,958
Conversion of Class A, preferred shares into common shares	6,400,000	7,169,125
Shares issued upon initial public offering, net of issue costs (note 5(b)(ii))	8,000,000	13,060,542

Balance — December 31, 2002	34,400,000	28,537,627

i)
Shares deemed issued upon contribution of paid-in capital.

    On July 10, 2002, the Company issued an aggregate of 19,999,996 common shares in consideration for amounts previously contributed (note 5(c)).

    This issuance has been accounted for as if it was a stock split, whereby, previous contributions to paid-in capital are considered as common shares issued at a deemed issue price of $0.415 per share.

ii)
Initial public offering

    On December 23, 2002, the Company completed an initial public offering, resulting in the issuance of 8,000,000 common shares at CAN$3.00 per share for total cash consideration of CAN$24,000,000 (US$15,439,510), less issue costs of US$1,940,488 cash; $438,480 assigned to the agents' options (note 5(g)).

iii)
Class A, preferred shares

	Number of shares	Amount
		$
Balance — December 31, 2001	—	—
Shares issued for cash in private placement, net of issue costs	3,200,000	7,169,125
Class A, preferred shares, converted into common shares	(3,200,000)	(7,169,125)

Balance — December 31, 2002	—	—

    On July 10, 2002, the Company completed a private placement of 3,200,000 Class A, preferred shares at a cash price of $2.50 per share. The issue cost was $830,875, including the value of $21,255 assigned to the agents' special warrants (note 5(f)), resulting in total net proceeds of $7,169,125.

        c)     Paid-in capital

$
Balance — December 31, 1999	—
Paid-in during the year ended December 31, 2000	2,103,248
Balance — December 31, 2000	2,103,248
Paid-in during the year ended December 31, 2001	3,072,267

Balance — December 31, 2001	5,175,515
Paid-in during the year ended December 31, 2002
Cash	1,883,860
Related party loan (note 10(c))	620,583
Equipment (note 10(c))	476,000
Mogollon project (note 10(c))	152,000
Conversion of paid-in capital into common shares — July 10, 2002	(8,307,958)

Balance — December 31, 2002	—

        d)    Options

	Expiry date	Number of options	Weighted average exercise price
			$
Balance — December 31, 2001		—	—
Granted — July 10, 2002	July 10, 2007	2,607,000	1.25
Granted — October 8, 2002	October 8, 2007	200,000	1.25

Balance — December 31, 2002		2,807,000	1.25

        The options granted and outstanding as at December 31, 2002 vest as follows:

	Number of options	Weighted average exercise price
		$
Vested	1,135,666	1.25
July 10, 2003	835,667	1.25
July 10, 2004	835,667	1.25

	2,807,000

        On July 9, 2002, the Company adopted a stock option plan. The stock option plan entitles the board of directors of the Company to grant common share options to directors, officers, employees, consultants and advisors of the Company and its subsidiaries. The maximum number of common shares available for issuance under the stock option plan is 5,000,000.

        In accordance with the terms of the stock option plan, the Company has granted to directors, officers and employees of the Company and its subsidiaries stock options as follows:

        On July 10, 2002, the Company granted 2,607,000 stock options. The fair value of these options was $0.235, estimated using the Black-Scholes model with the following assumptions: a five-year expected term, nil% volatility, risk-free interest rate of 4.3% and an expected dividend yield of nil%.

        On October 8, 2002, the Company granted 200,000 stock options. The fair value of these options was $0.235, estimated using the Black-Scholes model with the following assumptions: a five-year expected term, nil% volatility, risk-free interest rate of 4.3% and an expected yield of nil%.

        e)     Pro forma consolidated statements of operations and deficit

        The pro forma disclosures required in accordance with CICA Handbook Section 3870, would be as follows:

2002
$
Loss for the year	(658,548)
Stock compensation cost	(367,472)

Pro forma loss	(1,026,020)

Pro forma basic and diluted loss per share	(0.05)

        f)     Agents' warrants

	Number of warrants	Amount
		$
Issued
Balance — December 31, 2001	—	—
Granted	566,800	21,255

Balance — December 31, 2002	566,800	21,255

        As part of the private placement on July 10, 2002 (note 5(b)), the Company issued to its agent 566,800 agents' special warrants, which were able to be exercised into 566,800 agents' warrants upon the completion of a qualifying initial public offering. Upon the completion of the initial public offering on December 23, 2002, these agents' special warrants were converted to agents' warrants.

        Each agents' warrant entitles the agent to acquire one common share of the Company, at an exercise price of US$1.25 per share, expiring on December 23, 2003.

        The agents' warrants have been valued at $0.075 per warrant, and the total value of $21,255 has been included in the issue costs of the private placement described in note 5(b)(iii).

        g)     Agents' options

	Number of options	Amount
		$
Issued
Balance — December 31, 2001	—	—
Granted	560,000	438,480

Balance — December 31, 2002	560,000	438,480

        Under the agency agreement relating to the initial public offering (note 5(b)(ii)), the agents were granted 560,000 agents' non-transferrable compensation options (agents' options), to purchase that number of common shares equal to 7% of the number of common shares issued in connection with the offering and the over-allotment options. The agents' options are exercisable at a price of CAN$3.00 for a period of 24 months from the closing of the offering on December 23, 2002.

        The fair value of these agents' options was $0.783, estimated using the Black-Scholes model with the following assumptions: a two-year expected term, 70% volatility, interest rate of 4.5% and an expected dividend yield of nil%.

        h)    Over-allotment options

        Under the terms of the agency agreement relating to the initial public offering, the Company granted to the agents over-allotment options exercisable for 30 days from the closing of the offering, allowing the agents to purchase an additional 1,200,000 shares at CAN$3.00 per share, less agency fees equal to 7% of the gross proceeds. The agents will be allocated agents' options (note 5(g)) equal to 7% of the shares issued under this arrangement.

        i)     Loss per share

	2002	2001	2000
Weighted average number of shares outstanding — basic	20,457,189	8,298,852	2,251,990
Effect of options, agents' warrants, agents' options and over-allotment options	246,782	—	—
Weighted average number of shares outstanding	20,703,971	8,298,852	2,251,990

        The weighted average number of shares outstanding for the basic loss per share calculation has been adjusted to reflect the shares deemed issued upon contribution of paid-in capital (note 5(b)(i)) and the common share split.

        The effect of options, agents' warrants, agents' options and over-allotment options is not included in computing the diluted per share amounts since, in the context of reported losses for the year as such effect would be anti-dilutive.

6 Income taxes

        The Company's income tax provision (recovery) has been calculated as follows:

	2002	2001	2000
	$	$	$
Loss for the year	(658,548)	(39,672)	(199,959)

Income tax recovery at Canadian federal and provincial statutory rates	(254,331)	(16,559)	(83,463)
Permanent differences	69,906	—	—
Effect of income tax rates of other jurisdictions compared to Canadian rates	9,890	2,674	13,477
Cost or benefit of future income tax reduction	64,119	—	—
Non-deductible expenses	—	1,772	8,859
Unrecorded benefit of tax losses	110,416	12,113	61,127

Provision for (recovery of) income taxes	—	—	—

        The Company has the following future income tax assets at December 31, 2002:

$
Non-capital losses carried forward from December 31, 2001	—
Increase in non-capital losses	159,208
Valuation allowance	(159,208)

Net future income tax asset recorded	—

        The US subsidiaries of the Company have the following future income tax assets at December 31, 2002:

$
Non-capital losses carried-forward from December 31, 2001	80,000
Increase in non-capital losses	95,626
Valuation allowance	(175,626)

Net future income tax assets recorded	—

        The Company has recorded a valuation allowance in the amount of $334,834 as at December 31, 2002 because management believes that the future income tax assets are not more likely than not to be realized in the carry-forward period.

        As at December 31, 2002, the Company has available total non-capital loss carry-forwards for Canadian income tax purposes, which expire as follows:

$
2009	528,543

        As at December 31, 2002, the US subsidiaries of the Company have available total non-capital loss carry-forwards for US income tax purposes, which expire as follows:

$
2020	190,000
2021	39,000
2022	273,218

502,218

7 Related party transactions

        Certain geological, consulting and corporate services were provided by the officers of the Company and/or companies controlled by them. These services were provided at no cost to the Company or any of its subsidiaries.

        Certain legal services were provided by a firm of which a director of the Company is a partner. The cost of such services for the year ended December 31, 2002 was $432,540 (2001 — $102,111; 2000 — $68,558). The services provided were at rates similar to those charged to non-related parties.

        As at December 31, 2002, the Company had a loan of $nil (2001 — $603,458) owing to shareholders, who were also officers of the Company and/or companies controlled by them. This loan was fully settled in exchange for common shares in the Company on July 9, 2002. This loan was unsecured and non-interest bearing.

8 Segmented information

        The Company is in the process of exploring mineral properties in the US primarily in the State of Nevada. Substantially all of the assets and liabilities are located in the US.

9 Commitments

        The Company leases office space under a lease agreement expiring in 2003 and has also two operating vehicle leases expiring in 2004. Future minimum lease payments as at December 31, 2002 are as follows:

	Office lease	Operating vehicle leases
	$	$
2003	10,500	10,692
2004	—	891

	10,500	11,583

        Other commitments relating to the individual mineral properties are described in note 4.

10 Supplemental cash flow information

        a)    Income taxes and interest paid

        During the year ended December 31, 2002, the Company paid no income taxes (2001 — $nil; 2000 — $nil) and no interest (2001 — $nil; 2000 — $nil).

        b)    Net change in non-cash working capital

        Net change in non-cash working capital balances related to operations is as follows:

	2002	2001	2000
	$	$	$
Prepaid expenses	(68,364)	(52,466)	(18,267)
Accounts payable and accrued liabilities	157,860	15,251	60,579

	89,496	(37,215)	42,312

        c)     Significant non-cash financing and investing activities

        On July 10, 2002, the Company issued 19,999,996 common shares to the two existing shareholders in consideration for amounts previously contributed including the following non-cash items contributed in 2002: settlement of their related party loan of $620,583; purchase of their equipment totalling $476,000; and the Company acquired the Mogollon project ($152,000) from them note 5(c).

        Included in accounts payable and accrued liabilities is $444,734 relating to financing activities.

11 Restricted deposits

        Reclamation bonds are provided to meet various environmental agencies requirements and will be released as the Company satisfies the environmental requirements.

12 Acquisitions

        a)    Esmeralda project

        On March 17, 2000, the Company acquired the assets and liabilities of the Esmeralda project from the Trustee in Bankruptcy for a US subsidiary of Real Del Monte Mining Corporation for total consideration of $457,000 cash.

$
Identifiable assets acquired
Mill	216,000
Esmeralda project (land and titles)	1,025,959
Property, plant and equipment	25,000

1,266,959
Liabilities assumed
Environmental provisions	809,959

Net assets acquired	457,000

        b)    Romarco Nevada Inc.

        On March 20, 2001, the Company acquired all of the issued and outstanding shares of Romarco Nevada Inc. for total consideration of $216,700 cash.

$
Identifiable assets acquired
Environmental bonds	16,700
Nike/Converse joint venture	180,000
Mustang Canyon project	5,000
Red Rock project	15,000

Net assets acquired	216,700

        c)     Romarco Nevada Goldfield Inc.

        On March 20, 2001, the Company acquired all of the issued and outstanding shares of Romarco Nevada Goldfield Inc. for total consideration of $250,000, consisting of $150,000 cash and a further $100,000 payable within three years of the transaction's closing. On October 2, 2002, the Company settled the $100,000 payable in cash, completing all obligations under this agreement.

$
Identifiable assets acquired
Goldfield project	250,000

Net assets acquired	250,000

        d)    Acquisition of BCS project

        In April 2002, the Company acquired the BCS project for cash consideration of $11,717. The Company received a two-year option to purchase 196 unpatented lode mining claims totalling approximately 3,920 acres in Nye County, Nevada, 160 miles southeast of Reno, Nevada. The Company is required to maintain the claims until August 30, 2004 by paying the annual mining claim maintenance and county filing fees in the amount of $21,266 per year. Upon exercise of the option, the purchase price is $196,000 with a retained sliding scale NSR ranging from 2.0% to 3.0%.

        e)     Acquisition of Gold Hill project

        In May 2002, the Company purchased the Gold Hill project for cash consideration of $24,300, with no retained royalty interest. The Gold Hill project consists of mining claims and associated water rights in Tooele County, Utah.

        f)     Acquisition of Mogollon project

        On July 10, 2002, the shareholders exchanged the Mogollon project for shares valued at $152,000. The project and is located in Catron County, New Mexico.

        g)     Winslow mining claim acquisitions

        During August 2002, the Company purchased the Winslow mining claims for total cash consideration of $900,000, with a retained 5% NSR. This mineral property has been incorporated into the Esmeralda project.

        h)    Acquisition of Gemfield project

        On August 29, 2002, the Company acquired the Gemfield project from Newmont for cash consideration of $1,008,300. The project is located in the Esmeralda and Nye Counties, Nevada. In addition, Metallic Goldfield Inc. has recently located additional mining claims in the field and is in the process of perfecting the claims by filing the location certificates with the Nevada State Office of the BLM and recording with the Esmeralda County Recorders Office.

        i)     Converse project

        In November 2002, the Company acquired the remaining interest that it did not already own in the Converse project from Newmont and Cameco Corporation through two separate transactions with an aggregate cost of $1.5 million and thereafter terminated the Nike/Converse joint venture. The Company currently maintains a 100% ownership of the Converse project. As part of the acquisition agreement with Newmont, Newmont retained a 3% to 5% NSR royalty on a sliding scale and also retained a "back-in arrangement", whereby Newmont could potentially acquire a 50% interest in the Converse project. To exercise on this "back-in arrangement", Newmont must pay 500% of the Company's expenditures on completion by the Company of a bankable final feasibility study or total expenditures of $8 million by the Company.

        j)     Land and mining claim acquisitions

        The Company continues to acquire strategic land and mining claims surrounding its projects. The land and claims are included within the relevant projects as acquisition costs.

13 Financial instruments

        a)    Fair values

        The carrying values of cash and cash equivalents, reclamation bonds, accounts payable and accrued liabilities and the related party loan approximate fair values because of the short-term maturity of these instruments.

        b)    Credit risk

        The Company's maximum credit risk exposure arising in relation to the financial assets is equivalent to their carrying amounts as at December 31, 2002. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and reclamation bonds. The Company invests with what it believes are high credit quality financial institutions.

        c)     Interest rate risk

        The Company's accounts payable and accrued liabilities are non-interest bearing. As at December 31, 2002, the Company's interest bearing assets are cash and cash equivalents and reclamation bonds.

14 Subsequent events

        On January 22, 2003, the Company issued a further 500,000 shares in accordance with the over-allotment options (note 5(h)). This transaction resulted in net proceeds of CAN$1,395,000 ($979,176), consisting of gross proceeds of CAN$1,500,000 ($910,634) less brokers' fees of CAN$105,000 ($68,542). In accordance with the terms of the over-allotment agreement, an additional 35,000 agents' options were issued to the agents. These agents' options are valued at $27,405.

        On January 23, 2003, the remaining 700,000 unexercised over-allotment options expired.

15 Comparative figures

        Certain comparative amounts have been reclassified to conform to the presentation adopted in 2002.

16 Generally accepted accounting principles in Canada and the United States

        These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

        Differences that materially affect the measurement of items included in the consolidated financial statements are:

  a)
  US GAAP requires that exploration costs be charged to expense as incurred until proven economic reserves are established. Accordingly, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under US GAAP. Any other related costs in respect of the mineral properties are charged to earnings under US GAAP and capitalized under Canadian GAAP.

  b)
  United States GAAP requires that $16,825,997 of certain stock compensation costs issued in 2002 be expensed. This amount increases share capital under United States GAAP. On July 9, 2002, the Company issued an aggregate of 9,999,998 common shares at a price of $0.83 per share in consideration for paid in capital contributions to the two existing shareholders for amounts previously contributed including non-cash items contributed. Based on the $1.67 difference between the $2.50 share price of the July 10, 2002 private placement and the $0.83 issue price, an additional compensation cost of $16,699,997 was recognized. On October 8, 2002, an additional compensation cost of $126,000 was recognized for stock options based on the $0.63 difference between the price on the initial public offering of Cdn$3.00 (US$1.88) and the exercise price of $1.25.

  c)
  Had the Company followed US GAAP, certain items on the consolidated statements of operations and deficit would have been reported as follows:

	2002 $	2001 $	2000 $
Loss per Canadian GAAP	(658,548)	(39,672)	(199,959)
Additions to interests in exploration (note 16(a))	(7,796,982)	(2,322,414)	(2,381,495)
Compensation costs (note 16(b))	(16,825,997)	—	—

Loss per US GAAP	(25,281,527)	(2,362,086)	(2,581,454)

Basic loss per share under US GAAP	(1.24)	(0.28)	(1.15)

  d)
  The effects of the differences in accounting under Canadian GAAP and US GAAP on the consolidated balance sheets are as follows:

	2002		2001
	Canadian GAAP $	US GAAP $	Canadian GAAP $	US GAAP $
Current assets	14,296,651	14,296,651	269,709	269,709
Restricted deposits	835,559	835,559	457,426	457,426
Accrued interest — reclamation bonds	—	—	26,475	26,475
Property, plant and equipment	2,054,465	2,054,465	1,067,614	1,067,614
Interests in exploration claims	12,500,891	—	4,703,909	—

	29,687,566	17,186,675	6,525,133	1,821,224

Current liabilities	778,424	778,424	779,288	779,288
Reclamation liabilities	809,959	809,959	809,959	809,959
Capital stock	28,997,362	45,823,359	5,175,517	5,175,517
Deficit	(898,179)	(30,225,067)	(239,631)	(4,943,540)

	29,687,566	17,186,675	6,525,133	1,821,224

        e)     Reconciliation of consolidated statements of cash flows

	2002
	Operations $	Investing $	Financing $
Cash generated (used) per Canadian GAAP	(575,739)	(8,557,240)	23,035,121
Exploration claim expenditures	(5,043,018)	5,043,018	—
Acquisition of interests in exploration claims	(2,544,317)	2,544,317	—

Cash generated (used) per US GAAP	(8,163,074)	(969,905)	23,035,121

	2001
	Operations $	Investing $	Financing $
Cash generated (used) per Canadian GAAP	(94,765)	(2,941,815)	3,094,586
Exploration claim expenditures	(1,872,414)	1,872,414	—
Acquisition of interests in exploration claims	(366,700)	366,700	—

Cash generated (used) per US GAAP	(2,333,879)	(702,701)	3,094,586

	2000
	Operations $	Investing $	Financing $
Cash generated (used) per Canadian GAAP	(166,244)	(2,377,175)	2,684,387
Exploration claim expenditures	(1,355,536)	1,355,536	—
Acquisition of interests in exploration claims	(457,000)	457,000	—

Cash generated (used) per US GAAP	(1,978,780)	(564,639)	2,684,387

        f)     Recently issued accounting pronouncements

  US GAAP

  SFAS 143, "Accounting for Asset Retirement Obligations"

        Financial Accounting Standards Board (FASB) Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), establishes standards for the recognition and measurement of an asset retirement obligation (ARO) and its associated asset retirement cost. It requires:

  •
  an existing legal obligation associated with the retirement of a tangible long-lived asset to be recognized as a liability when incurred; and the amount of the liability to be initially measured at fair value;

  •
  an entity to recognize subsequent changes in the liability that result from the passage of time and revisions in either the timing or amount of estimated cash flows; and

  •
  an entity to capitalize the cost associated with the initial recognition of a liability for an ARO by recognizing an increase in the carrying amount of the related long-lived asset.

        SFAS 143 became applicable to financial statements for fiscal years beginning after June 15, 2002, and therefore, applies to the Company's 2003 fiscal year. The Company has not yet determined the impact of this statement on its financial statements.

  SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities"

        SFAS 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit or disposal activities, including costs of one-time employee termination benefits and other costs resulting from restructuring activities.

        SFAS 146 is applicable to exit or disposal activities initiated after December 31, 2002, and therefore applies to the Company's 2003 fiscal year.

  FIN 45 — Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others

        FASB Interpretation No. 45 (FIN 45) requires that upon issuance of a guarantee, the guarantor recognize a liability for the fair value of the obligation it assumes under that guarantee. It also requires new disclosures about guarantees.

        The disclosure requirements of FIN 45 are effective for interim and annual periods that end after December 15, 2002 and the measurement requirements are applicable to guarantees that are issued or modified after December 31, 2002.

        The Company does not currently have any guarantees; therefore, this new standard is not expected to have an immediate impact on the Company.

  FIN 46 — Consolidation of variable interest entities

        FIN 46 provides guidance on identifying "variable interest entities" (VIE) for which control is achieved through means other than voting rights and on how to determine when a company should consolidate the VIE. It is not limited to "special purpose entities" (SPE) and will require companies to consolidate entities with which they have contractual, ownership, or other pecuniary interests that absorb a portion of that entity's expected losses or receive a portion of the entity's residual returns.

        FIN 46 transitional disclosures are required for interim and annual financial statements issued after January 31, 2003, if certain conditions are met, regardless of when the VIE was created. The Company has not yet determined the impact of adopting FIN 46.

  Canadian GAAP

        CICA Handbook Section 3063, "Impairment of Long-lived Assets" and Section 3475, "Disposal of Long-lived Assets and Discontinued Operations"

        These sections were amended to harmonize with SFAS 144 and will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows. The impairment loss would be measured at the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date.

        Section 3063 is effective for fiscal years beginning on or after April 1, 2003, and Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The Company has not yet determined the impact of these sections on its financial statements.

  CICA Accounting Guideline No. 13, "Hedging Relationships"

        Accounting Guideline No. 13 (AcG-13), "Hedging Relationships", increases the documentation, designation and effectiveness criteria to achieve hedge accounting. AcG-13 requires the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting.

        AcG-13 is applicable for fiscal years commencing on July 1, 2003. The Company is not engaged in any hedging activities; therefore, this standard will not impact the Company's financial statements.

  CICA Accounting Guideline No. 14, "Disclosure of Guarantees"

        AcG-14, "Disclosure of Guarantees," requires the disclosure of guarantees including indemnification pursuant to contractual arrangement.

        AcG-14 is applicable for fiscal years commencing on or after January 1, 2003. The Company does not currently have any guarantees; therefore, this new standard is not expected to have an immediate impact on the Company.

  CICA Handbook Section 3110, "Asset Retirement Obligations"

        Section 3110, "Asset Retirement Obligations," replaces the guidance in Section 3061 on future removal and site restoration costs, and harmonizes Canadian GAAP with the requirements of FAS 143 in the US.

        The new rules are effective for fiscal years beginning on or after January 1, 2004, but earlier application is encouraged. The Company has not yet determined the impact of this section on its financial statements.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLIC VENTURES GOLD INC.
Date: April 16, 2004	By:	/s/ JEFFREY R. WARD Jeffrey R. Ward Chairman and Chief Executive Officer
	By:	/s/ RICHARD D. MCNEELY Richard D. McNeely President

GLOSSARY OF TERMS

        The following is a glossary of technical terms that appear in this Form 10:

"adularia"	A moderate to low temperature mineral in the alkali feldspar group: KalSi3O8.
"assay"	An analysis to determine the presence, absence or concentration of one or more chemical components.
"Au"	Gold.
"base metal"
A metal, such as copper, lead, nickel, zinc or cobalt, of comparatively low value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.
"bed"	The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below.
"belt"	A specific elongate area defined by unique geologic characteristics.
"breccia"	A rock dominated with angular fragments within a finer-grained matrix.
"calcite"	A common rock forming mineral: CaCO3. It is the principal constituent of limestone and is commonly found as a gangue mineral in many ore/mineralization deposits.
"carbonate"	A rock composed principally of calcium carbonate (CaCO3).
"chalcedonic quartz"
A cryptocrystalline variety of quartz. It is commonly microscopically fibrous, may be translucent or semitransparent, and has a nearly wax-like luster, and has a lower density and indices of refraction than ordinary quartz. Chalcedony often occurs as an aqueous deposit filling or lining cavities in rocks.
"CIL"
A carbon in leach (CIL) is a recovery process in which a slurry of gold ore/mineralization, carbon granules and cyanide are mixed together. The cyanide dissolves the fold which is then absorbed by the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.
"clay"
A loose, earthy, extremely fine grained, natural sediment or soft rock composed primarily of clay-sized or colloidal particles and characterized by containing a considerable amount of clay minerals (hydrous aluminium silicates) derived chiefly from the alteration or weathering of primary silicate minerals such as feldspars, pyroxenes, and amphiboles.
"column tests"
A test to simulate heap leaching through the use of long and narrow columns in which the ore/mineralization sample and leach solution are in contact for measuring the effects of typical variables encountered in actual heap leaching.
"cut-off grade"	The minimum metal grade at which a ton of rock can be processed on an economic basis.
"decline"
An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in a downward spiral, much the same as a spiral staircase.
"deposit"
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.
"development"	The preparation of a known commercially mineable deposit for mining.

"diamond drill" or "DD"
A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.
"dilution"
Waste material not separated from ore/mineralization mined which was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.
"dip"	The angle at which a bed is inclined from the horizontal.
"down-dip"	A direction that is downward and parallel to the dip of a structure or surface
"electrum"	A part of the series isometric native gold-silver (Au-Ag); deep to pale yellow; argentiferous gold containing more than 20% silver.
"en echelon"
Said of geologic features that are in an overlapping or staggered arrangement, e.g. faults. Each is relatively short, but collectively they form a linear zone, in which the strike of the individual features is oblique to that of the zone as a whole.
"final feasibility study"
Engineering study that is designed to define the technical, economic and legal viability of a mineral project with a high degree of reliability, contains detailed supporting evidence, and has a firm conceptual framework which can be used for more detailed construction designs and drawings. The study is of sufficient detail and accuracy to be used for the decision to proceed with the project and for financing.
"g Ag/t"	Grams of silver per metric tonne.
"g Au/t"	Grams of gold per metric tonne.
"gangue"	The valueless rock or mineral aggregates in an ore/mineralization: that part of the ore/mineralization that is not economically desirable.
"Geochemistry"
The study of the distribution and amounts of the chemical elements in minerals, ores, rocks, soils, water, and the atmosphere, and the study of the circulation of the elements in nature. A major concern of geochemistry is the evaluation of the abundance of the elements in the Earth's crust and in major classes of rocks and minerals.
"grade"
(1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing. (2) The quality of an ore/mineralization or metal content.
"granite"	A medium to coarse grained felsic intrusive rock.
"heap"	Referring to the material placed on a pad for leaching
"heap leaching"
The process of stacking ore/mineralization in a heap on an impermeable pad and percolating through the ore/mineralization a solution containing a leaching agent such as cyanide. The gold which leaches from the ore/mineralization into the solution is recovered from the solution by carbon absorption or precipitation. The solution, after additions of the leaching agent, is then recycled to the heap to effect further leaching.
"host rock"	The body of rock in which mineralization of economic interest occurs.
"in-fill" and "step-out" drilling
"In-fill" drilling refers to drilling within a defined mineralized area to improve the definition of the known mineralization. "Step-out" drilling refers to drilling beyond a defined mineralized area to identify extension of the mineralization.

"intrusive"	Said of an igneous rock that invades older rocks.
"Induced Polarization"	A method of ground geophysical surveying using an electrical current to identify mineralization.
"kilometre"	One kilometre = 0.62 miles.
"limestone"	A carbonate-rich sedimentary rock.
"metallurgical testing"	A test devised to separate metallic minerals from their ores by mechanical and chemical processes.
"metamorphic"	A rock that has been altered by physical and chemical processes including heat, pressure and fluids.
"mill"	A plant where mineralization is ground fine and undergoes physical or chemical treatment to extract the valuable metals.
"mine"	An excavation in the earth for the purpose of extracting minerals. The evacuation may be an open pit on the surface or underground workings.
"mineralization"	The concentration of minerals within a body of rock.
"mineral reserves"
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
"mineral resources"
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resources: An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
"mining claim/mineral claim"
That portion of public or private mineral lands which a party has staked or marked out in accordance with federal, provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.
"net smelter return royalty/NSR"
A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.
"open-pit mine"	An excavation for removing minerals which is open to the surface.
"ore"	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.
"ounces"	Troy ounces = 31.103 grams.
"oz Ag/ton"	Ounces of silver per ton.
"oz Au/ton"	Ounces of gold per ton.
"preliminary scoping study"
A preliminary economic study to determine the potential profitability of a mineral project based on estimated capital and operating costs that are of relatively low accuracy (+ 30-50%). Scoping studies commonly include assumptions that need to be proven by further testing.
"quartz"	A mineral composed of silicon dioxide.
"ramp"	An inclined underground tunnel which provides access for mining or a connection between levels of a mine.
"RC"	Reverse Circulation.
"reclamation"
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.
"recovery"
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of mineralization. It is generally stated as a percentage of valuable metal in the mineralization that is recovered compared to the total valuable metal present in the mineralization.
"rhyolite"
A group of extrusive igneous rocks commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.
"sericite"
A white, fine grained potassium mica occurring in small scales and flakes as an alteration product of various aluminosilicate minerals, having a silky luster, and found in wall rocks, fault gouge, and vein fillings of many ore/mineralization deposits.

"shaft"	A vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore/mineralization and waste rock.
"silicification"	The introduction or replacement by, silica, generally resulting in the formation of a fine grained quartz, chalcedony, or opal, which may both fill pores and replace existing minerals.
"skarn"	A term for silicate gangue (amphibole, pyroxene, garnet, etc.) of certain iron ore and sulphide deposits which have replaced limestone and dolomite.
"stope"	An underground excavation from which mineralization is being extracted.
"strike"	Direction or trend of a geologic structure.
"sulfide"	A group of minerals in which one or more metals are found in combination with sulfur.
"sulfosalt"	A type of sulphide in which both a metal and a semimetal are present forming a double sulphide, e.g. enargite: Cu3AsS4.
"tailings"	The material that remains after all metals or minerals of economic interest have been removed from mineralization milling.
"t/m3 "	Tonnes per cubic meter
"vein"	A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.
"volcanic"	Rocks originating from volcanic activity.
"waste"	Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Metric Equivalent Table

        For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	2.2046
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Metallic Ventures Gold Inc. — Form 10 — Exhibits

Exhibit	Document
3(i)	1. Article of Amendment — June 13, 2003
2. Article of Amendment — December 20, 2002
3. Article of Amalgamation — November 18, 2002
4. Article of Amendment — July 9, 2002
5. Article of Incorporation — May 11, 1998
3(ii)	Bylaws of the Company
10	Material Contracts:
(i) Employment Agreement for Terra Andromeda
(ii) Employment Agreement for Miles Bachman
(iii) Employment Agreement for Robert Bennett Jr.
(iv) Employment Agreement for Peter Chapman
(v) Employment Agreement for Samuel Chavez Jr.
(vi) Employment Agreement for Edward Devenyns
(vii) Employment Agreement for Robert Hawkins
(viii) Employment Agreement for Brian Maher
(ix) Employment Agreement for Richard McNeely
(x) Employment Agreement for Robert Schuler
(xi) Employment Agreement for Jack Taylor
(xii) Employment Agreement for Jeffrey Ward
(xiii) Employment Agreement for Michael Bentley
(xiv) Employment Agreement for Quentin Brown
(xv) Employment Agreement for Edward Gerick
(xvi) Employment Agreement for James Gillis
(xvii) Employment Agreement for Randy McFatridge
(xviii) Employment Agreement for Jean Sozzo
(xix) Employment Agreement for Paul Tietz
(xx) Employment Agreement for David York
21	Subsidiaries of Metallic Ventures Gold Inc.

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TABLE OF CONTENTS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
Item 1 — Business
THE COMPANY
BUSINESS OF THE COMPANY
Item 2 — Financial Information
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INVESTMENT CONSIDERATIONS AND RISK FACTORS
Item 3 – Properties
MINERAL PROJECTS
Highlights from the 2003 Metallic Drilling Program at Esmeralda
Prospectus Deposit
Martinez Deposit
Goldfield Project Indicated Resources
Item 4 — Security Ownership of Certain Beneficial Owners and Management
Item 5 — Directors and Executive Officers
Item 6 — Executive Compensation
Item 7 — Certain Relationships and Related Transactions
Item 8 — Legal Proceedings
Item 9 — Market price of and dividends on the registrant's common equity and related stockholder matters
Item 10 — Recent Sales of Unregistered Securities
Item 11 — Description of Registrant's Securities to be Registered
Item 12 — Indemnification of Directors and Officers
Item 13 — Financial Statements and Supplementary Data
Selected Quarterly Financial Information
Statement of Operations Data US GAAP
Selected Quarterly Financial Information
Statement of Operations Data Canadian GAAP
Item 14 — Changes and disagreement with Accountants
Item 15 — Financial Statements and Exhibits
CONSOLIDATED BALANCE SHEETS (Unaudited)
CONSOLIDATED INCOME STATEMENTS (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
METALLIC VENTURES GOLD INC. NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS Three months ended September 30, 2003
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
METALLIC VENTURES GOLD INC. (formerly "Metallic Ventures Inc.") (An exploration stage company) Consolidated Statements of Operations and Deficit For the years ended December 31, 2002, 2001 and 2000
METALLIC VENTURES GOLD INC. (formerly "Metallic Ventures Inc.") (An exploration stage company) Consolidated Statements of Cash Flow For the years December 31, 2002, 2001 and 2000
METALLIC VENTURES GOLD INC. (formerly "Metallic Ventures Inc.") (An exploration stage company) Notes to Consolidated Financial Statements (Unaudited)
SIGNATURES
GLOSSARY OF TERMS
Metric Equivalent Table
Metallic Ventures Gold Inc. — Form 10 — Exhibits